    As Filed with the Securities and Exchange Commission on March 2, 1999
                                                     Registration No. 333-71775

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------

                             AMENDMENT NO. 2
                                      To
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                             United Rentals, Inc.
            (Exact Name of Registrant as Specified in Its Charter)

             Delaware                               06-1522496
   (State or Other Jurisdiction                  (I.R.S. Employer
 of Incorporation or Organization)             Identification No.)
                                --------------

                          Four Greenwich Office Park
                         Greenwich, Connecticut 06830
                                (203) 622-3131
                  (Address, including Zip Code, and Telephone
                        Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               Bradley S. Jacobs
                          Four Greenwich Office Park
                         Greenwich, Connecticut 06830
                                (203) 622-3131
                      (Name, Address, including Zip Code,
                        and Telephone Number, Including
                       Area Code, of Agent For Service)

                                --------------

            A copy of all communications, including communications
               sent to the agent for service, should be sent to:

  Joseph Ehrenreich,        Stephen M. Besen, Esq.       Vincent Pisano, Esq.
         Esq.             Weil, Gotshal & Manges LLP     Skadden, Arps, Slate,
 Ehrenreich Eilenberg          767 Fifth Avenue           Meagher & Flom LLP
        Krause                New York, NY 10153           919 Third Avenue
     & Zivian LLP               (212) 310-8000            New York, NY 10022
 11 East 44th Street                                        (212) 735-3000
  New York, NY 10017            --------------
    (212) 986-9700

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                --------------

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                Subject to Completion. Dated March 1, 1999.

                                8,000,000 Shares

                             [LOGO] United Rentals

                                  Common Stock

                                 ------------

   This is an offering of shares of common stock of United Rentals, Inc. This prospectus relates to an offering of 6,400,000 shares in the United States. In addition, 1,600,000 shares are being offered outside the United States in an international offering.

   United Rentals is offering 2,290,000 of the shares to be sold in the offering. The selling stockholder identified in this prospectus is offering an additional 5,710,000 shares. United Rentals will not receive any of the proceeds from the sale of shares being sold by the selling stockholder.

   United Rentals' common stock is traded on the New York Stock Exchange under the symbol "URI". The last reported sale price of the common stock on February 26, 1999 was $32.1875 per share.

   See "Risk Factors" beginning on page 13 to read about certain factors you should consider before buying shares of the common stock.

                                 ------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ------------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................   $       $
Underwriting discount...........................................   $       $
Proceeds, before expenses, to United Rentals....................   $       $
Proceeds, before expenses, to the selling stockholder...........   $       $

   The U.S. underwriters may, under certain circumstances, purchase up to an additional 960,000 shares from United Rentals at the initial public offering price less the underwriting discount. The international underwriters may similarly purchase up to an aggregate of an additional 240,000 shares.

                                 ------------

   The underwriters expect to deliver the shares against payment in New York,
New York on      , 1999.

Goldman, Sachs & Co.                                Donaldson, Lufkin & Jenrette
                                 ------------


                        Prospectus dated        , 1999.

                  MAP SHOWING LOCATIONS IN THE U.S. AND CANADA

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements contained in, or incorporated by reference in, this prospectus are forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Certain of such risks and uncertainties are discussed below under "Risk Factors." We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company.

                           INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" the documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus. Any information we file with the SEC after the date of this prospectus and until this offering is completed will automatically update and supersede the information contained in this prospectus.

    We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  .   Annual Report on Form 10-K for the year ended December 31, 1997;

  . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

  . Current Report on Form 8-K dated January 27, 1998 and Amendment No. 1 thereto on Form 8-K/A dated February 4, 1998;

  . Current Report on Form 8-K dated June 18, 1998 and Amendment No. 1 thereto on Form 8-K/A dated July 21, 1998;

  .   Current Report on Form 8-K dated June 19, 1998;

  .   Current Report on Form 8-K dated July 21, 1998;

  .   Current Report on Form 8-K dated August 7, 1998;

  .   Current Report on Form 8-K dated September 16, 1998;

  .   Current Report on Form 8-K dated October 9, 1998 (only Item 2);

  . Current Report on Form 8-K dated December 24, 1998 (only the financial statements included therein that are identified under the caption "Experts" in this prospectus);

  .   Current Report on Form 8-K dated February 17, 1999; and

  . Registration Statement on Form 8-A dated November 27, 1997 (filed on December 3, 1997) and Registration Statement on Form 8-A dated August 6, 1998.

    We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to: United Rentals, Inc., Attention:
Corporate Secretary, Four Greenwich Office Park, Greenwich, Connecticut 06830, telephone number: (203) 622-3131.

                               PROSPECTUS SUMMARY

    You should read the following summary together with the more detailed information and the financial statements and related notes that are included elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. In this prospectus, reference to "dollars" and "$" are United States dollars.

                                 United Rentals

    United Rentals is the largest equipment rental company in North America with 440 branch locations in 39 states, Canada and Mexico. We offer for rent over 600 different types of equipment on a daily, weekly or monthly basis and serve customers that include construction industry participants, industrial companies and homeowners. We also sell used rental equipment, act as a dealer for many types of new equipment, and sell related merchandise and parts. In the past year, we have served over 900,000 customers.

    We have one of the most comprehensive and newest equipment rental fleets in the industry. The types of rental equipment that we offer include a broad range of light to heavy construction and industrial equipment, such as backhoes, aerial lifts, skid-steer loaders, forklifts, compressors, pumps and generators, as well as a variety of smaller tools and equipment. Our equipment fleet has an original purchase price of approximately $2.2 billion and a weighted average age of approximately 26 months (based on original purchase price).

    We began operations in October 1997 and have grown through a combination of internal growth and the acquisition of 101 companies (through February 26, 1999). Our acquisitions include our merger with U.S. Rentals in September 1998. At the time of the merger, U.S. Rentals was the second largest equipment rental company in the United States based on 1997 rental revenues.

    Our principal executive offices are located at Four Greenwich Office Park, Greenwich, Connecticut 06830, and our telephone number is (203) 622-3131.

                             Competitive Advantages

    We believe that we benefit from the following competitive advantages:

    Full Range of Rental Equipment. We have one of the largest and most comprehensive equipment rental fleets in the industry, which enables us to:

  .   attract customers by providing the benefit of "one-stop" shopping;

  . serve a diverse customer base, which reduces our dependence on any particular customer or group of customers;

  . serve large customers that require assurance that substantial quantities of different types of equipment will be available as required on a continuing basis; and

  .   minimize lost sales due to equipment being unavailable.

    Operating Efficiencies. We generally group our branches into clusters of 10 to 30 locations that are in the same area. Our management information system enables each branch to track equipment at any other branch and to access all available equipment within a cluster. We believe that our cluster strategy produces significant operating efficiencies by enabling us to:

  . market the equipment within a cluster through multiple branches, rather than a single branch, which increases our equipment utilization rate;

  . cross-market the equipment specialties of different branches within each cluster, which increases revenues without increasing marketing expenses; and

  . reduce costs by centralizing common functions such as payroll, credit and collection, and certain equipment delivery.

    Significant Purchasing Power. We have significant purchasing power because of our volume purchases. As a result, we can generally buy new equipment and related merchandise and parts at prices that are significantly lower than prices paid by smaller companies. We can also buy many other products and services--such as insurance, telephone and fuel--at attractive rates.

    Management Information System. We have a modern management information system which facilitates rapid and informed decision-making and enables us to respond quickly to changing market conditions. The system provides management with a wide range of real time operating and financial data, including reports on inventory, receivables, customers, vendors, fleet utilization and price and sales trends. The system also enables branch personnel to search for needed equipment throughout a geographic region, determine its closest location and arrange for delivery to a customer's work site. The system includes software developed by our Wynne Systems subsidiary, which is the leading provider of proprietary software for use by equipment rental companies in managing and operating multiple branch locations. We have an in-house staff of 32 management information specialists that supports our management information system and extends it to new locations.

    Customer Diversity. Our customer base is highly diversified and ranges from Fortune 100 companies to small contractors and homeowners. We estimate that our top ten customers accounted for approximately 4% of our pro forma revenues during 1998.

    Geographic Diversity. We have branches in 39 states, Canada and Mexico. We believe that our geographic diversity should reduce the impact that fluctuations in regional economic conditions have on our overall financial performance. Our geographic diversity and large network of branch locations also give us the ability to serve national accounts and access used equipment re-sale markets across the country.

    Experienced Senior Management. Our senior management combines executives who have extensive operating experience in the equipment rental industry with executives who have proven track records in other industries. Our senior management includes former officers of United Waste Systems, Inc., which was a publicly-traded solid waste management company that successfully executed a growth strategy combining a disciplined acquisition program, the integration and optimization of acquired facilities, and internal growth. Our senior management also includes former executives of U.S. Rentals who have extensive experience in the equipment rental industry.

    Strong and Motivated Branch Management. Each of our branches has a full-time branch manager who is supervised by one of our 35 district managers and eight regional vice presidents. We believe that our branch and district managers, who average over 20 years of experience in the equipment rental industry, are among the most knowledgeable and experienced in the industry. We encourage entrepreneurship at the branch level by giving branch managers a high degree of autonomy relating to day-to-day operations. For example, each branch manager is empowered to make decisions--within budgetary guidelines--concerning staffing, pricing and equipment purchasing. We also promote entrepreneurship at the branch level, as well as equipment sharing among branches, through our profit sharing program which directly ties the compensation of branch personnel to their branch's financial performance and equipment utilization rates. We balance the autonomy that we grant branch managers with systems through which senior management closely tracks branch performance. We also share information across branches so that each branch can measure its operating performance relative to other branches and benefit from the best practices developed throughout our organization.

   Professional Acquisition Team. Our 25-person acquisition team works full-time on identifying and evaluating acquisition candidates and executing our acquisition program. The core of this group consists of seasoned acquisition professionals--most of whom were members of the acquisition team at United Waste Systems, where they completed over 200 acquisitions. The team also includes former owners of businesses that we acquired, who have extensive industry experience and contacts with potential acquisition candidates.

                                Growth Strategy

   Our plan for future growth includes the following key elements:

   Continue Strong Internal Growth. We are seeking to sustain our strong internal growth by:

  .  expanding and modernizing our equipment fleet;

  . increasing the cross-marketing of our equipment specialties at different locations;

  . increasing our advertising--which becomes increasingly cost-effective as we grow because the benefit is spread over a larger number of branches;

  . expanding our national accounts program--which dedicates a portion of our sales force to establishing and expanding relationships with large customers that have a national or multi-regional presence; and

  . increasing our rentals to industrial companies by developing a comprehensive marketing program specifically aimed at this sector.

   Execute Disciplined Acquisition Program. We intend to continue our disciplined acquisition program. We generally seek to acquire multiple locations within the regions that we enter, with the goal of creating clusters of locations that can share various resources, including equipment, marketing resources, back office functions and certain equipment delivery. We are seeking to acquire companies of varying sizes, including relatively large companies to serve as platforms for new regional clusters and smaller companies to complement existing or anticipated locations. In considering whether to buy a company, we evaluate a number of factors, including purchase price, anticipated impact on earnings, the quality of the target's rental equipment and management, the opportunities to improve operating margins and increase internal growth at the target, the economic prospects of the region in which the target is located, the potential for additional acquisitions in the region, and the competitive landscape in the target's markets.

   Open New Rental Locations. Because most of the businesses that we acquired grew through developing start-up rental locations, many of our managers have substantial experience in this area. We intend to leverage this experience by selectively opening new rental locations in attractive markets where there are no suitable acquisition targets available or where the economics of a start-up location are more attractive than buying an existing business.

   Increase Cost Savings. We work to reduce costs by efficiently integrating new and existing operations, eliminating duplicative costs, centralizing common functions, consolidating locations that serve the same areas, and using our purchasing power to negotiate discounts from suppliers.

    Continue to Emphasize Management Systems and Controls. We intend to further strengthen our management systems and controls, which currently include:

  . a 12-person internal audit department that is responsible for ensuring that we have adequate financial, operating, and management information controls throughout our organization;

  . a team of 6 regional controllers and 17 district controllers that monitors each branch for compliance with financial and accounting procedures established at corporate headquarters; and

  . a 25-person risk management and safety department that is responsible for: (1) developing and implementing safety programs and procedures,
      (2) developing our customer and employee training programs and (3) investigating and managing any claims that may be asserted against us.

                              Industry Background

Industry Size and Growth

    We estimate that the U.S. equipment rental industry (including used and new equipment sales by rental companies) generates annual revenues in excess of $20 billion. The combined equipment rental revenues of the 100 largest equipment rental companies have increased at an estimated compound annual rate of approximately 23% from 1992 through 1997 (based upon 1992 revenues and 1997 pro forma revenues, giving effect to certain acquisitions completed after the beginning of 1997, reported by the Rental Equipment Register, an industry trade publication). In addition to reflecting general economic growth, we believe that the growth in the equipment rental industry reflects the following trends:

      Recognition of Advantages of Renting. Equipment users are increasingly recognizing the many advantages that equipment rental may offer compared with ownership. They recognize that by renting they can: (1) avoid the large capital investment required for equipment purchases, (2) reduce storage and maintenance costs, (3) supplement the equipment that they own and thereby increase the range and number of jobs that they can work on,
  (4) access a broad selection of equipment and select the equipment best suited for each particular job, (5) obtain equipment as needed and minimize the costs associated with idle equipment, and (6) access the latest technology without investing in new equipment. These advantages frequently allow equipment users to reduce their overall costs by renting, rather than buying, the equipment they need.

      Increase in Rentals by Contractors. There has been a fundamental shift in the way contractors meet their equipment needs. While contractors have historically used rental equipment on a temporary basis--to provide for peak period capacity, meet specific job requirements or replace broken equipment--many contractors are now also using rental equipment on an ongoing basis to meet their long-term equipment requirements.

    Although growth in the equipment rental industry has to date been largely driven by the increase in rentals by the construction industry, we believe that other equipment users may increasingly contribute to future industry growth. For example, many industrial companies require equipment for operating, repairing, maintaining and upgrading their facilities, and renting this equipment will often be more cost-effective than purchasing because typically this equipment is not used full-time. We believe that the cost and other advantages of renting, together with the general trend toward the corporate outsourcing of non-core competencies, may increasingly lead industrial companies to rent equipment. We also believe that these same considerations may lead other equipment users--such as municipalities, government agencies and utilities--to increasingly rent equipment. Because the penetration of these markets by the equipment rental industry is very low in comparison to its penetration of the construction market, we believe there is significant potential for additional growth in these markets.

Industry Fragmentation

    The equipment rental industry is highly fragmented. It consists of a small number of multi-location regional or national operators and a large number of relatively small, independent businesses that serve discrete local markets. This fragmentation is reflected in the following data:

  . in 1997, there were only 10 equipment rental companies that had equipment rental revenues in excess of $100 million and approximately 100 equipment rental companies that had equipment rental revenues between $5 million and $100 million (based upon rental revenues for 1997 as reported by the Rental Equipment Register, an industry trade publication);

  . we estimate that there are more than 20,000 companies with annual equipment rental revenues of less than $5 million; and

  . we estimate that the 100 largest equipment rental companies combined have less than a 30% share of the market.

    We believe that the fragmented nature of the industry presents substantial consolidation and growth opportunities for companies with access to capital and the ability to implement a disciplined acquisition program. We also believe that our management team's extensive experience in acquiring and effectively integrating acquisition targets should enable us to capitalize on these opportunities.

                                  The Offering

    The following information assumes that the underwriters do not exercise the option they have been granted to purchase additional shares as described under "Underwriting."

Shares offered by United Rentals...  2,290,000 shares
Shares offered by the selling
 stockholder.......................  5,710,000 shares
Shares to be outstanding after the
 offering..........................  70,736,806 shares(1)
New York Stock Exchange Symbol.....  URI
Use of Proceeds by United Rentals..  We will use the net proceeds of this offering to repay a portion of the
                                     approximately $77.5 million of outstanding
                                     indebtedness under our revolving credit
                                     facility. We may reborrow amounts that we
                                     repay under our credit facility. We will
                                     not receive any of the proceeds from the
                                     sale of shares being sold by the selling
                                     stockholder.

--------

(1) Does not include (i) 6,539,329 shares issuable upon the exercise of outstanding warrants, which provide for a weighted average exercise price of $10.18 per share, (ii) 14,447,647 shares issuable upon the exercise of outstanding options, which provide for a weighted average exercise price of $19.93 per share, (iii) 150,365 shares issuable upon conversion of outstanding convertible notes, which provide for a weighted average conversion price of $32.45 per share, (iv) 12,000,000 shares issuable upon conversion of outstanding preferred shares of United Rentals, which provide for a conversion price of $25.00 per share, and (v) 6,875,580 shares issuable upon conversion of outstanding preferred securities of a subsidiary trust of United Rentals, which provide for a conversion price of $43.63 per share.

 Summary Historical and Unaudited Pro Forma Consolidated Financial Information

General

    The table below presents selected historical and pro forma financial information for our company. You should read this information together with (1) the information set forth under "Use of Proceeds," "Capitalization," "Selected Historical and Pro Forma Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," (2) the Consolidated Financial Statements and the related notes and Pro Forma Consolidated Financial Statements and the related notes of our company included elsewhere in this prospectus or incorporated by reference herein and (3) the financial statements incorporated by reference herein of certain of the companies that we acquired.

Accounting For Acquisitions

    We commenced operations in October 1997 and have completed 101 acquisitions (through February 26, 1999), including a merger with U.S. Rentals, Inc. which was completed in September 1998. We accounted for three of these acquisitions (including the U.S. Rentals merger) as "poolings-of-interests," which means that for accounting and financial reporting purposes the acquired company is treated as having been combined with us at all times since the inception of the acquired company. Accordingly, we have restated our financial statements to include the accounts of two of the companies acquired in these pooling-of-interests transactions (but have not restated our financial statements for the third transaction, which was not material and which has been combined with us effective July 1, 1998). As a result of this restatement, our financial statements include historical financial information for periods that precede the date on which we commenced our own operations. (For additional information concerning this restatement, see Note 3 to the Consolidated Financial Statements of United Rentals included elsewhere herein.) We accounted for our other 98 acquisitions as "purchases," which means that the results of operations of the acquired company are included in our financial statements only from the date of acquisition.

Pro Forma Data

   The table below includes the following pro forma data:

  . pro forma income statement and other financial data--intended to show for the period indicated what our business might have looked like had each acquisition (other than any pooling-of-interests) completed after the beginning of the period and any related acquisition financing been completed on the first day of the period;

  . pro forma balance sheet data--intended to show how certain balance sheet data would have looked at December 31, 1998 had each acquisition completed after such date and any related acquisition financing been completed on December 31, 1998; and

  . pro forma as adjusted balance sheet data--intended to show how certain balance sheet data would have looked at December 31, 1998 had the following transactions been completed on such date: (1) each acquisition completed after such date and any related acquisition financing, (2) our issuance of 300,000 shares of Series A Perpetual Convertible Preferred Stock after such date and our use of the proceeds to repay indebtedness and (3) the sale of the 2,290,000 shares of common stock offered by United Rentals in this offering, at an assumed price of $32.19 per share, and the use of a portion of the offering proceeds to repay outstanding indebtedness under our credit facility.

   We have provided the pro forma data for your information. However, this data may not be indicative of (1) the actual results that we would have had during any period if all acquisitions had been completed as of the beginning of the period or (2) our future results.

                                        Historical              Pro Forma
                               ------------------------------  ------------
                                                                   Year
                                                                  Ended
                                 Year Ended December 31,       December 31,
                               ------------------------------  ------------
                                 1996      1997       1998         1998
                               --------  --------  ----------  ------------
                               (dollars in thousands, except per share data)
Income statement data:
Total revenues...............  $354,478  $489,838  $1,220,282   $1,600,486
Gross profit.................   113,033   149,292     423,448      563,028
Operating income.............    48,925    44,743     145,402      196,033
Interest expense.............    11,278    11,847      64,157       88,007
Income before provision for
 income taxes and
 extraordinary items.........    38,146    34,917      78,297      110,271
Net income(1)(2).............    37,726     3,898      13,461       54,967
Pro forma provision for
 income taxes before
 extraordinary items(1)(2)...    15,487    14,176      44,386
Pro forma income before
 extraordinary items(1)(2)...    22,659    20,741      33,911
Basic earnings per share
 before extraordinary items..  $   1.67  $   0.12  $     0.53   $     0.80
Diluted earnings per share
 before extraordinary items..  $   1.67  $   0.11  $     0.48   $     0.73
Basic earnings per share(3)..  $   1.67  $   0.08  $     0.20   $     0.80
Diluted earnings per
 share(3)....................  $   1.67  $   0.08  $     0.18   $     0.73
Other financial data:
EBITDA(4)....................  $123,606  $160,554  $  403,738   $  515,272
EBITDA margin(5).............      34.9%     32.8%       33.1%        32.2%

                                                   As of December 31, 1998
                                              ---------------------------------
                                                                     Pro Forma
                                              Historical Pro Forma  As Adjusted
                                              ---------- ---------- -----------
                                                   (dollars in thousands)
Balance sheet data:
Cash and cash equivalents.................... $   20,410 $    4,000 $    9,288
Rental equipment, net........................  1,143,006  1,169,500  1,169,500
Total assets.................................  2,634,663  2,692,592  2,697,880
Total debt...................................  1,314,574  1,365,442  1,013,969
Company-obligated mandatorily redeemable
 convertible preferred securities of a
 subsidiary trust............................    300,000    300,000    300,000
Stockholders' equity.........................    726,230    726,230  1,082,991

--------
(1) We recorded an extraordinary item (net of income taxes) of $1.5 million in 1997 and an extraordinary item (net of income taxes) of $21.3 million in 1998. Such charge in 1997 resulted from the prepayment of certain debt by U.S. Rentals. Such charge in 1998 resulted from the early extinguishment of certain debt and primarily reflected prepayment penalties on certain debt of U.S. Rentals.
(2) U.S. Rentals was taxed as a Subchapter S Corporation until its initial public offering in February 1997, and another company that we acquired was taxed as a Subchapter S Corporation until being acquired. In general, the income or loss of a Subchapter S Corporation is passed through to its owners rather than being subjected to taxes at the entity level. Pro forma provision for income taxes before extraordinary items and pro forma income
    (loss) before extraordinary items reflect a provision for income taxes as if all such companies were liable for federal and state income taxes as taxable corporate entities for all periods presented.

(3) Our earnings during 1997 were impacted by $20.3 million of expenses relating to the termination of certain deferred compensation expenses in connection with U.S. Rentals' initial public offering, a $7.5 million charge to recognize deferred tax liabilities of U.S. Rentals and an extraordinary item (net of income taxes) of $1.5 million. Our earnings during 1998 were impacted by merger-related expenses of $47.2 million ($33.2 million net of taxes), a $4.8 million charge to recognize deferred tax liabilities of a company acquired in a pooling-of-interests transaction and an extraordinary item (net of income taxes) of $21.3 million. Excluding such amounts, (i) basic earnings per share for the years ended 1997 and 1998, and pro forma basic earnings per share for the year ended 1998 would have been $0.70, $1.10 and $1.36, respectively, and (ii) diluted earnings per share for the years ended 1997 and 1998 and pro forma diluted earnings per share for the year ended 1998 would have been $0.66, $1.00 and $1.24, respectively.

(4) EBITDA is defined as net income (excluding (i) non-operating income and expense, (ii) a $20.3 million non-recurring charge incurred by U.S. Rentals in 1997 arising from the termination of deferred compensation agreements with certain executives and (iii) $47.2 million in merger-related expenses in 1998 related to the three acquisitions accounted for as poolings-of-interests, including the merger with U.S. Rentals) plus interest expense, income taxes and depreciation and amortization. We have presented EBITDA data to provide you with additional information concerning our ability to meet our future debt service obligations and capital expenditure and working capital requirements. However, EBITDA is not a measure of financial performance under generally accepted accounting principles. Accordingly, you should not consider EBITDA an alternative to net income or cash flows as indicators of our operating performance or liquidity.
(5) EBITDA margin is defined as EBITDA as a percentage of revenues.

                                  RISK FACTORS

    You should carefully consider the following factors and the other information in this prospectus before making an investment decision.

Sensitivity to Changes in Construction and Industrial Activities

    Our equipment is principally used in connection with construction and industrial activities. Consequently, a downturn in construction or industrial activity may lead to a decrease in demand for our equipment, which could adversely affect our business. We have identified below certain of the factors which may cause such a downturn, either temporarily or long-term:

  .   a general slow-down of the economy;

  .   an increase in interest rates; or

  . adverse weather conditions which may temporarily affect a particular region.

Acquired Companies Not Historically Operated as a Combined Business

    The businesses that we acquired have been in existence an average of 29 years and some have been in existence for more than 50 years. However, these businesses were not historically managed or operated as a single business. Although we believe that we can successfully manage and operate the acquired businesses as a single business, we cannot be certain of this.

Limited Operating History

    We commenced equipment rental operations in October 1997 and have grown through a combination of internal growth and the acquisition of 101 companies (through February 26, 1999), including a merger in September 1998 with U.S. Rentals. Due to the relatively recent commencement of our operations, we have only a limited history upon which you can base an assessment of our business and prospects.

Risks Relating to Growth Strategy

    Key elements of our growth strategy are to continue to expand through a combination of internal growth, a disciplined acquisition program and the opening of new rental locations. We have identified below some of the risks relating to our growth strategy:

    Availability of Acquisition Targets and Sites for Start-Up Locations. We may encounter substantial competition in our efforts to acquire additional rental companies and sites for start-up locations. Such competition could have the effect of increasing the prices that we will have to pay in order to acquire such businesses and sites. We cannot guarantee that any additional businesses or sites that we may wish to acquire will be available to us on terms that are acceptable to us.

    Need to Integrate New Operations. Our ability to realize the expected benefits from completed and future acquisitions depends, in large part, on our ability to integrate the new operations with our existing operations in a timely and effective manner. Accordingly, we devote substantial efforts to the integration of new operations. We cannot, however, guarantee that these efforts will always be successful. In addition, under certain circumstances, these efforts could adversely affect our existing operations.

    Debt Covenants. Certain of the agreements governing our outstanding indebtedness provide that we may not make acquisitions unless certain financial conditions are satisfied or the consent of the lenders is obtained. Our ability to grow through acquisitions may be constrained as a result of these provisions.

    Certain Risks Related to Start-Up Locations. We expect that start-up locations may initially have a negative impact on our results of operations and margins for a number of reasons, including that (1) we will incur significant start-up expenses in connection with establishing each start-up location and
(2) it will generally take some time following the commencement of operations for a start-up location to become profitable. Although we believe that start-ups can generate long-term growth, we cannot guarantee that any start-up location will become profitable within any specific time period, if at all.

Dependence on Additional Capital to Finance Growth

    We will require substantial capital in order to execute our growth strategy. We will require capital for, among other purposes, completing acquisitions, establishing new rental locations, and acquiring rental equipment. If the cash that we generate from our business, together with cash that we may borrow under our credit facility, is not sufficient to fund our capital requirements, we will require additional debt and/or equity financing. We cannot, however, be certain that any additional financing will be available or, if available, will be available on terms that are satisfactory to us. If we are unable to obtain sufficient additional capital in the future, our ability to implement our growth strategy could be limited.

Possible Undiscovered Liabilities of Acquired Companies

    Prior to making an acquisition, we seek to assess the liabilities of the target company that we will become responsible for as a result of the acquisition. Nevertheless, we may fail to discover certain of such liabilities. We seek to reduce our risk relating to these possible hidden liabilities by generally obtaining the agreement of the seller to reimburse us in the event that we discover any material hidden liabilities. However, this type of agreement, if obtained, may not fully protect us against hidden liabilities because (1) the seller's obligation to reimburse us is generally limited in duration and/or amount and (2) the seller may not have sufficient financial resources to reimburse us. Furthermore, when we acquire a public company (such as when we acquired U.S. Rentals) there is no seller from which to obtain this type of agreement.

Dependence on Management

    We are highly dependent upon our senior management team. Consequently, our business could be adversely affected in the event that we lose the services of any member of senior management. Furthermore, if we lose the services of certain members of senior management, it is an event of default under the agreements governing our credit facility and certain of our other indebtedness, unless we appoint replacement officers satisfactory to the lenders within 30 days. We do not maintain "key man" life insurance with respect to members of senior management.

Competition

    The equipment rental industry is highly fragmented and competitive. Our competitors primarily include small, independent businesses with one or two rental locations; regional competitors which operate in one or more states; public companies or divisions of public companies; and equipment vendors and dealers who both sell and rent equipment directly to customers. We may in the future encounter increased competition from our existing competitors or from new companies. In addition, certain equipment manufacturers may commence (or increase their existing efforts relating to) renting and selling equipment directly to our customers.

Quarterly Fluctuations of Operating Results

    We expect that our revenues and operating results may fluctuate from quarter to quarter due to a number of factors, including:

  . seasonal rental patterns of our customers--with rental activity tending to be lower in the winter;

  . changes in general economic conditions in our markets, including changes in construction and industrial activities;

  . the timing of acquisitions, new location openings, and related expenditures;

  . the effect of the integration of acquired businesses and start-up locations;

  . the timing of expenditures for new equipment and the disposition of used equipment; and

  .   price changes in response to competitive factors.

Liability and Insurance

    We are exposed to various possible claims relating to our business. These include claims relating to (1) personal injury or death caused by equipment rented or sold by us, (2) motor vehicle accidents involving our delivery and service personnel and (3) employment related claims. We carry a broad range of insurance for the protection of our assets and operations. However, such insurance may not fully protect us for a number of reasons, including:

  . our coverage is subject to a deductible of $0.5 million and limited to a maximum of $97 million per occurrence;

  . we do not maintain coverage for environmental liability, since we believe that the cost for such coverage is high relative to the benefit that it provides; and

  . certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, might not be covered by our insurance.

We cannot be certain that insurance will continue to be available to us on economically reasonable terms, if at all.

Environmental and Safety Regulations

    There are numerous federal, state and local laws and regulations governing environmental protection and occupational health and safety matters. These include laws and regulations that govern wastewater discharges, the use, treatment, storage and disposal of solid and hazardous wastes and materials, air quality and the remediation of contamination associated with the release of hazardous substances. Under these laws, an owner or lessee of real estate may be liable for, among other things, (1) the costs of removal or remediation of hazardous or toxic substances located on, in, or emanating from, the real estate, as well as related costs of investigation and property damage and substantial penalties, and (2) environmental contamination at facilities where its waste is or has been disposed. These laws often impose liability whether or not the owner or lessee knew of the presence of the hazardous or toxic substances and whether or not the owner or lessee was responsible for these substances. Our activities that are or may be affected by these laws include our use of hazardous materials to clean and maintain equipment and our disposal of solid and hazardous waste and wastewater from equipment washing. We also dispense petroleum products from underground and above-ground storage tanks located at certain rental locations, and at times we must remove or upgrade tanks to comply with applicable laws. Furthermore, we have acquired or lease certain locations which have or may have been contaminated by leakage from underground tanks or other sources and are in the process of assessing the nature of the required remediation. Based on the conditions currently known to us, we believe that any unreserved environmental remediation and compliance costs required with respect to those conditions will not have a material adverse effect on our business. However, we cannot be certain that we will not identify adverse environmental conditions that are not currently known to us, that all potential releases from underground storage tanks removed in the past have been identified, or that environmental and safety requirements will not become more stringent or be interpreted and applied more stringently in the future. If we are required to incur environmental compliance or remediation costs that are not currently anticipated by us, our business could be adversely affected depending on the magnitude of the cost.

Concentrated Control

    Following the offering described in this prospectus, the executive officers and directors of our company will continue to own in the aggregate approximately 46.4% of our common stock giving effect to the exercise of all currently exercisable options and warrants (49.6% on a pro forma basis giving effect to the exercise of all outstanding options and warrants). Such share ownership may effectively give these persons the power to elect all of the directors of our company (other than the two directors that are elected directly by the holders of our outstanding preferred stock as described under "Management--Right of Holders of Preferred Stock to Elect Directors").

Risks Related to International Operations

    Our operations outside the United States are subject to risks normally associated with international operations. These include the need to convert currencies, which could result in a gain or loss depending on fluctuations in exchange rates, and the need to comply with foreign laws.

Year 2000 Issues

    Our software vendors have informed us that our recently-installed management information system is year 2000 compliant. We have, therefore, not developed any contingency plans relating to year 2000 issues and have not budgeted any funds for year 2000 issues. Although we believe that our system is year 2000 compliant, unanticipated year 2000 problems may arise which, depending on the nature and magnitude of the problem, could adversely affect our business. Furthermore, year 2000 problems involving third parties may have a negative impact on our customers or suppliers, the general economy or on the ability of businesses generally to receive essential services (such as telecommunications, banking services, etc.). Any such problem could adversely affect our business. We are unable at this time to assess the possible impact on our business of year 2000 problems involving any third party.

Absence of Dividends

    We have never paid any dividends on our common stock and have no plans to pay any such dividends in the foreseeable future. Certain of the agreements governing our outstanding indebtedness prohibit us from paying dividends on our common stock or restrict our ability to pay such dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Certain Information Concerning the Credit Facility and Certain Indebtedness."

Restrictive Covenants

    The agreements governing our existing long-term indebtedness contain, and future agreements governing our long-term indebtedness may also contain, certain restrictive financial and operating covenants which affect, and in many respects significantly limit or prohibit, among other things, our ability to incur indebtedness, make prepayments of certain indebtedness, make investments, create liens, make acquisitions, sell assets and engage in mergers and consolidations. These covenants may significantly limit our operating and financial flexibility.

Shares Eligible For Future Sale

    If our stockholders sell substantial amounts of our common stock (including shares issued upon exercise of warrants, options or convertible securities), the market price of our common stock could fall. Subject to certain lock-up agreements to be entered into by the selling stockholder and by our officers and directors in connection with the offering (as described under "Underwriting"), substantially all of the outstanding shares of our common stock may be sold in the public market.

Anti-takeover Provisions

    Certain provisions of our Certificate of Incorporation and By-laws, as well as applicable Delaware law, could make it more difficult for a third party to acquire our company. These provisions provide, among other things, that:

  . the directors of our company (other than directors elected by the holders of our outstanding preferred stock) are divided into three classes, with directors of each class serving for a staggered three-year period;

  . directors may be removed only for cause and only upon the affirmative vote of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote;

  .   stockholders may not act by written consent;

  . stockholder nominations and proposals may only be made if specified advance notice requirements are complied with;

  . stockholders are precluded from calling a special meeting of stockholders; and

  . the Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the powers, preferences and rights of any such series without stockholder approval.

See "Certain Charter and By-law Provisions."

                             CORPORATE INFORMATION

    United Rentals, Inc. ("Holdings") is principally a holding company and principally conducts its operations through its wholly owned subsidiary, United Rentals (North America), Inc. ("URI"), and subsidiaries of URI. URI was incorporated in August 1997, initially capitalized in September 1997 and commenced equipment rental operations in October 1997. Holdings was incorporated in July 1998 and became the parent company of URI on August 5, 1998, in connection with a reorganization of URI's corporate structure that was effected in order to facilitate certain financings. As part of such reorganization, the outstanding common stock of URI was converted, on a share for share basis, into common stock of Holdings and the common stock of Holdings commenced trading on the New York Stock Exchange instead of the common stock of URI. Prior to such reorganization, the name of United Rentals (North America), Inc. was United Rentals, Inc. Unless otherwise indicated or the context otherwise clearly requires, (i) the terms "United Rentals" and the "Company" refer collectively to URI and its subsidiaries, with respect to periods prior to such reorganization, and to Holdings and its subsidiaries, with respect to periods thereafter, and (ii) the term "Common Stock" refers to the common stock of URI, with respect to periods prior to such reorganization, and to the common stock of Holdings, with respect to periods thereafter.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,290,000 shares of common stock being offered by the Company are estimated to be $69.8 million ($106.8 million, if the underwriters' over-allotment option is exercised in full), based on an assumed public offering price of $32.19 per share, after deducting the estimated underwriting discount and offering expenses payable by the Company. The Company expects to use the net proceeds of this offering to repay a portion of the approximately $77.5 million of outstanding indebtedness under our revolving credit facility (the "Credit Facility"). The repayment of outstanding indebtedness under the Credit Facility from the proceeds of the offering will give the Company additional flexibility to reborrow funds under the Credit Facility for future acquisitions, capital expenditures and general corporate purposes. The Company will not receive any of the proceeds from the sale of shares by the selling stockholder.

    The Credit Facility enables URI to borrow up to $762.5 million on a revolving basis and permits a Canadian subsidiary of URI (the "Canadian Subsidiary") to directly borrow up to $40 million under the Credit Facility (provided that the aggregate borrowings of URI and the Canadian Subsidiary do not exceed $762.5 million). Up to $25 million of the Credit Facility is available in the form of letters of credit. The agreement governing the Credit Facility requires that the aggregate commitment shall be reduced on the last day of each calendar quarter, beginning September 30, 2001 and continuing through June 30, 2003, by an amount equal to $19.1 million. The Credit Facility terminates on September 26, 2003, at which time all outstanding indebtedness is due.

    Borrowings by URI under the Credit Facility accrue interest at URI's option, at either (a) the Base Rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% or (ii) Bank of America's reference rate) or (b) the Eurodollar Rate (which for borrowings by URI is equal to Bank of America's reserve adjusted eurodollar rate) plus a margin ranging from 0.825% to 1.500% per annum. Borrowings by the Canadian Subsidiary under the Credit Facility accrue interest, at such subsidiary's option, at either (x) the Prime Rate (which is equal to Bank of America Canada's prime rate), (y) the BA Rate (which is equal to Bank of America Canada's BA Rate) plus a margin ranging from 0.825% to 1.500% per annum or (z) the Eurodollar Rate (which for borrowing by the Canadian Subsidiary is equal to Bank of America Canada's reserve adjusted Eurodollar Rate) plus a margin ranging from 0.825% to 1.500% per annum. The Company is also required to pay the banks an annual facility fee equal to 0.375% of the banks' $762.5 million aggregate lending commitment under the Credit Facility (which fee may be reduced to 0.300% for periods during which the Company maintains a specified funded debt to cash flow ratio). As of February 26, 1999, the amount of indebtedness outstanding under the Credit Facility was $77.5 million (not including undrawn outstanding letters of credit in the amount of $1.4 million) and the weighted average interest rate on such indebtedness was 6.1%. The proceeds from the outstanding indebtedness under the Credit Facility have been used by the Company to fund acquisitions. See "Business--Acquisitions." For additional information regarding the Credit Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Information Concerning the Credit Facility and Other Indebtedness."

                          PRICE RANGE OF COMMON STOCK

    The common stock commenced trading on the NYSE on December 18, 1997 under the symbol "URI." The table below sets forth, for the periods indicated, the high and low sales prices for the common stock, as reported on the NYSE Composite Tape.

                                                                    High   Low
                                                                   ------ ------
1997:
  Fourth Quarter (from December 18, 1997)......................... $19.31 $14.38
1998:
  First Quarter...................................................  27.38  17.25
  Second Quarter..................................................  42.00  24.13
  Third Quarter...................................................  48.00  18.12
  Fourth Quarter..................................................  33.75  10.56
1999:
  First Quarter (through February 26, 1999).......................  35.69  29.13

    On February 26, 1999, the last reported sale price of the common stock as reported on the NYSE Composite Tape was $32.19 per share. As of February 1, 1999, there were approximately 280 holders of record of the common stock. The Company believes that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of the common stock is held of record in broker "street names."

                                DIVIDEND POLICY

    The Company intends to retain all earnings for the foreseeable future for use in the operation and expansion of its business and, accordingly, the Company currently has no plans to pay dividends on its common stock. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors. Under the terms of certain agreements governing the Company's outstanding indebtedness, the Company is prohibited or restricted from paying dividends on its common stock. In addition, under Delaware law, the Company is prohibited from paying any dividends unless it has capital surplus or net profits available for this purpose. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Certain Information Concerning the Credit Facility and Other Indebtedness."

                                 CAPITALIZATION

    The table below sets forth the capitalization of the Company as of December 31, 1998, on an historical and on a pro forma basis. This table should be read in conjunction with the information set forth under "Use of Proceeds," "Selected Historical and Pro Forma Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes and the Pro Forma Consolidated Financial Statements and related notes of the Company included elsewhere in this prospectus.

    The following unaudited data as of December 31, 1998 under the column heading "Pro Forma" gives effect to each acquisition completed by the Company subsequent to such date and any related acquisition financing, as if all such transactions had occurred on such date. The following unaudited data under the column heading "Pro Forma As Adjusted" gives effect to the foregoing and to (1) the Company's issuance of 300,000 shares of Series A Perpetual Convertible Preferred Stock after such date and the use of the proceeds therefrom to repay indebtedness and (2) the sale of the 2,290,000 shares of common stock offered by the Company as described in this prospectus, at an assumed public offering price of $32.19 per share, and the application of a portion of the proceeds therefrom to repay indebtedness.

                                               As of December 31, 1998
                                      -----------------------------------------
                                                             Pro Forma
                                        Actual   Pro Forma  As Adjusted
                                      ---------- ---------- -----------
                                               (dollars in thousands)
Cash and cash equivalents............ $   20,410 $    4,000 $    9,288
                                      ========== ========== ==========
Debt (including current portion):
 Credit Facility..................... $  305,000 $  351,473 $
 Term Loan ..........................    250,000    250,000    250,000
 9 1/2% Notes........................    200,000    200,000    200,000
 8.80% Notes.........................    200,153    200,153    200,153
 9 1/4% Notes........................    300,000    300,000    300,000
 Other Debt..........................     59,421     63,816     63,816
                                      ---------- ---------- ----------
   Total debt........................  1,314,574  1,365,442  1,013,969
Company-obligated mandatorily
 redeemable convertible preferred
 securities of a subsidiary trust....    300,000    300,000    300,000
Stockholders' equity:
 Preferred stock, $.01 par value,
  5,000,000 shares authorized; no
  shares issued and outstanding
  actual and pro forma; 300,000
  shares of Series A Perpetual
  Convertible Preferred Stock
  (liquidation preference--$300,000)
  issued and outstanding pro forma
  as adjusted........................                                3
 Common stock, $.01 par value,
  500,000,000 shares authorized;
  68,427,999 shares issued and
  outstanding actual; 68,427,999
  shares issued and outstanding pro
  forma; and 70,717,999 shares
  issued and outstanding pro forma
  as adjusted(1)(2)..................        684        684        707
 Additional paid-in capital..........    689,018    689,018  1,045,753
 Retained earnings...................     36,528     36,528     36,528
                                      ---------- ---------- ----------
   Total stockholders' equity........    726,230    726,230  1,082,991
                                      ---------- ---------- ----------
Total capitalization................. $2,340,804 $2,391,672 $2,396,960
                                      ========== ========== ==========

--------

(1) The Company issued an aggregate of 2,069 shares of common stock subsequent to December 31, 1998. These shares were not issued in connection with acquisitions and are not reflected in shares outstanding pro forma or pro forma as adjusted.

(2) Does not include (i) 6,539,329 shares issuable upon the exercise of outstanding warrants, which provide for a weighted average exercise price of $10.18 per share, (ii) 14,447,647 shares issuable upon the exercise of outstanding options, which provide for a weighted average exercise price of $19.93 per share, (iii) 150,365 shares issuable upon conversion of outstanding convertible notes, which provide for a weighted average conversion price of $32.45 per share, (iv) 12,000,000 shares issuable upon conversion of outstanding preferred shares of United Rentals, which provide for a conversion price of $25.00 per share, and (v) 6,875,580 shares issuable upon conversion of outstanding preferred securities of a subsidiary trust of United Rentals, which provide for a conversion price of $43.63 per share.

      SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

    The tables below present selected historical and pro forma financial information for the Company. This information should be read together with (1) the information set forth under "Use of Proceeds," "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," (2) the Consolidated Financial Statements and the related notes thereto and Pro Forma Consolidated Financial Statements and the related notes thereto of the Company included elsewhere in this prospectus and (3) the financial statements incorporated by reference in this prospectus of certain of the companies that we acquired.

    The balance sheet data presented below as of December 31, 1997 and 1998 and the income statement data presented below for each of the years in the three-year period ended December 31, 1998 are derived from the audited Consolidated Financial Statements of the Company. Such financial statements are included elsewhere in this prospectus.

    The Company commenced operations in October 1997 and has completed 101 acquisitions (through February 26, 1999), including the merger with U.S. Rentals which was completed in September 1998. Three of these acquisitions (including the U.S. Rentals merger) were accounted for as "poolings-of-interests," which means that for accounting and financial reporting purposes the acquired company is treated as having been combined with the Company at all times since the inception of the acquired company. Accordingly, the Company's financial statements have been restated to include the accounts of two of the companies acquired in these pooling-of-interests transactions (but was not restated for one that was not material, which has been combined with the Company effective July 1, 1998). As a result of this restatement, the Company's financial statements include historical financial information for periods that precede the date on which the Company commenced its own operations. See Note 3 to the Consolidated Financial Statements of the Company included elsewhere herein. The other 98 acquisitions completed by the Company were accounted for as "purchases," which means that the results of operations of the acquired company are included in the Company's financial statements only from the date of acquisition.

    The following unaudited income statement and other financial data under the column heading "Pro Forma" with respect to the period presented gives effect to each acquisition completed by the Company after the beginning of the period and the financing thereof, as if all such transactions had occurred at the beginning of the period. The following unaudited balance sheet data as of December 31, 1998 under the column heading "Pro Forma" gives effect to each acquisition completed by the Company subsequent to such date and the financing of each such acquisition, as if all such transactions had occurred on such date. The following unaudited balance sheet data as of December 31, 1998 under the column heading "Pro Forma As Adjusted" gives effect to the foregoing and to
(1) the Company's issuance of 300,000 shares of Series A Perpetual Convertible Preferred Stock after such date and the use of the proceeds therefrom to repay indebtedness and (2) the sale of the 2,290,000 shares of common stock offered by the Company as described in this prospectus, at an assumed public offering price of $32.19 per share, and the application of a portion of the net proceeds therefrom to repay outstanding indebtedness under the Credit Facility.

    The balance sheet data presented below as of December 31, 1996 are derived from the audited Consolidated Financial Statements of the Company which are not presented herein.

   The pro forma data set forth below is provided for informational purposes. However, this data may not be indicative of the actual results that the Company would have had during any period presented, had any or all of the acquisitions been completed as of the beginning of that period, or of any future results.

                                            Historical              Pro Forma
                                   ------------------------------  ------------
                                                                    Year Ended
                                     Year Ended December 31,       December 31,
                                   ------------------------------  ------------
                                     1996      1997       1998         1998
                                   --------  --------  ----------  ------------
                                    (dollars in thousands, except per share
                                                     data)
Income statement data:
Total revenues...................  $354,478  $489,838  $1,220,282   $1,600,486
Total cost of operations.........   241,445   340,546     796,834    1,037,458
                                   --------  --------  ----------   ----------
Gross profit.....................   113,033   149,292     423,448      563,028
Selling, general and
 administrative expenses.........    54,721    70,835     195,620      271,791
Merger-related expenses..........                          47,178       47,178
Non-rental depreciation and
 amortization....................     9,387    13,424      35,248       48,026
Termination cost of deferred
 compensation agreements.........              20,290
                                   --------  --------  ----------   ----------
Operating income.................    48,925    44,743     145,402      196,033
Interest expense.................    11,278    11,847      64,157       88,007
Preferred dividends of a
 subsidiary trust................                           7,854        7,854
Other (income) expense...........      (499)   (2,021)     (4,906)     (10,099)
                                   --------  --------  ----------   ----------
Income before provision for
 income taxes and extraordinary
 items ..........................    38,146    34,917      78,297      110,271
Provision for income taxes.......       420    29,508      43,499       45,211
                                   --------  --------  ----------   ----------
Income before extraordinary
 items...........................    37,726     5,409      34,798       54,967
Extraordinary items, net (1).....               1,511      21,337
                                   --------  --------  ----------   ----------
Net income (1)(2)................  $ 37,726  $  3,898  $   13,461   $   54,967
                                   ========  ========  ==========   ==========
Pro forma provision for income
 taxes before extraordinary items
 (1)(2)..........................  $ 15,487  $ 14,176  $   44,386
Pro forma income before
 extraordinary
 items (1)(2)....................    22,659    20,741      33,911
Basic earnings per share before
 extraordinary items ............  $   1.67  $   0.12  $     0.53   $     0.80
Diluted earnings per share before
 extraordinary items.............  $   1.67  $   0.11  $     0.48   $     0.73
Basic earnings per share(3)......  $   1.67  $   0.08  $     0.20   $     0.80
Diluted earnings per share(3)....  $   1.67  $   0.08  $     0.18   $     0.73
Other financial data:
EBITDA (4).......................  $123,606  $160,554  $  403,738   $  515,272
EBITDA margin (5)................      34.9%     32.8%       33.1%        32.2%

                                                                    Historical
                                                           ----------------------------
                                                                                                   Pro Forma as
                                                                   December 31,         Pro Forma    Adjusted
                                                           ---------------------------- ---------- -------------
                                                             1996     1997      1998         December 31, 1998
                                                           -------- -------- ---------- ----------------------------
                                                                          (dollars in thousands)
Balance sheet data:
Cash and cash equivalents...............................   $  2,906 $ 72,411 $   20,410 $    4,000  $    9,288
Rental equipment, net...................................    235,055  461,026  1,143,006  1,169,500   1,169,500
Total assets............................................    381,228  826,010  2,634,663  2,692,592   2,697,880
Total debt..............................................    214,337  264,573  1,314,574  1,365,442   1,013,969
Company-obligated mandatorily redeemable
 convertible preferred securities of a subsidiary trust..                       300,000    300,000     300,000
Stockholders' equity....................................    105,420  446,388    726,230    726,230   1,082,991

-------
(1) We recorded an extraordinary item (net of income taxes) of $1.5 million in 1997 and an extraordinary item (net of income taxes) of $21.3 million in 1998. Such charge in 1997 resulted from the prepayment of certain debt by U.S. Rentals. Such charge in 1998 resulted from the early extinguishment of certain debt and primarily reflected prepayment penalties on certain debt of U.S. Rentals.
(2) U.S. Rentals was taxed as a Subchapter S Corporation until its initial public offering in February 1997, and another company that we acquired was taxed as a Subchapter S Corporation until being acquired. In general, the income or loss of a Subchapter S Corporation is passed through to its owners rather than being subjected to taxes at the entity level. Pro forma provision for income taxes before extraordinary items and pro forma income
    (loss) before extraordinary items reflect a provision for income taxes as if all such companies were liable for federal and state income taxes as taxable corporate entities for all periods presented.

(3) Our earnings during 1997 were impacted by $20.3 million of expenses relating to the termination of certain deferred compensation expenses in connection with U.S. Rentals' initial public offering, a $7.5 million charge to recognize deferred tax liabilities of U.S. Rentals and an extraordinary item (net of income taxes) of $1.5 million. Our earnings during 1998 were impacted by merger-related expenses of $47.2 million ($33.2 million net of taxes), a $4.8 million charge to recognize deferred tax liabilities of a company acquired in a pooling-of-interests transaction and an extraordinary item (net of income taxes) of $21.3 million. Excluding such amounts, (i) basic earnings per share for the years ended 1997 and 1998 and pro forma basic earnings per share for the year ended 1998 would have been $0.70, $1.10 and $1.36, respectively, and (ii) diluted earnings per share for the years ended 1997 and 1998 and pro forma diluted earnings per share for the year ended 1998 would have been $0.66, $1.00 and $1.24, respectively.

(4) EBITDA is defined as net income (excluding (i) non-operating income and expense, (ii) a $20.3 million non-recurring charge incurred by U.S. Rentals in 1997 arising from the termination of deferred compensation agreements with certain executives and (iii) $47.2 million in merger-related expenses in 1998 related to the three acquisitions accounted for as pooling-of-interests, including the merger with U.S. Rentals) plus interest expense, income taxes and depreciation and amortization. We have presented EBITDA data to provide you with additional information concerning our ability to meet our future debt service obligations and capital expenditure and working capital requirements. However, EBITDA is not a measure of financial performance under generally accepted accounting principles. Accordingly, you should not consider EBITDA an alternative to net income or cash flows as indicators of our operating performance or liquidity.
(5) EBITDA margin is defined as EBITDA as a percentage of revenues.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

    The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto of the Company included elsewhere in this prospectus.

Introduction

    The Company commenced equipment rental operations in October 1997 and has completed 101 acquisitions (through February 26, 1999), including the merger with U.S. Rentals (the "U.S. Rentals Merger") which was completed in September 1998.

    Three of the acquisitions completed by the Company (including the U.S. Rentals Merger) were accounted for as "poolings-of-interests," and the Company's financial statements have been restated to include the accounts of two of the companies acquired in such transactions (but were not restated for one that was not material, which has been combined with the Company effective July 1, 1998). See Note 3 to the Consolidated Financial Statements of the Company included elsewhere in this prospectus. As a result of such restatement, the Company's financial statements include historical financial information of these two acquired companies for periods that precede the date on which the Company commenced its own operations.

    The other 98 acquisitions completed by the Company were accounted for as "purchases". The results of operations of the businesses acquired in these acquisitions are included in the Company's financial statements only from their respective dates of acquisition. In view of the fact that the Company's operating results for 1997 and 1998 were impacted by acquisitions that were accounted for as purchases, the Company believes that the results of its operations for such periods are not directly comparable.

General

    The Company primarily derives revenues from the following sources: (i) equipment rental (including additional fees that may be charged for equipment delivery, fuel, repair of rental equipment, and damage waivers), (ii) the sale of rental equipment, (iii) the sale of new equipment, and (iv) the sale of related merchandise and parts.

    Cost of operations consists primarily of depreciation costs associated with rental equipment, the cost of repairing and maintaining rental equipment, the cost of rental and new equipment sold, personnel costs, occupancy costs and supplies.

    The Company records rental equipment expenditures at cost and depreciates equipment using the straight-line method over the estimated useful life (which ranges from 2 to 10 years), after giving effect to an estimated salvage value of 0% to 10% of cost.

    Selling, general and administrative expenses include sales commissions, advertising and marketing expenses, management salaries, and clerical and administrative overhead.

    Non-rental depreciation and amortization includes (i) depreciation expense associated with equipment that is not offered for rent (such as vehicles, computers and office equipment) and amortization expense associated with leasehold improvements and (ii) the amortization of intangible assets. The Company's intangible assets include goodwill, which represents the excess of the purchase price of acquired companies over the estimated fair market value of the net assets acquired.

Results of Operations

 Years ended December 31, 1998 and 1997

    Revenues. Total revenues for 1998 were $1,220.3 million, representing an increase of 149.1% over total revenues in 1997 of $489.8 million. The Company's revenues in 1998 and 1997 were attributable to: (i) equipment rental ($895.5 million, or 73.4% of revenues, in 1998 compared to $388.2 million, or 79.2% of revenues, in 1997), (ii) sales of rental equipment ($119.6 million, or 9.8% of revenues, in 1998 compared to $41.4 million, or 8.5% of revenues, in 1997) and
(iii) sales of new equipment, merchandise and other revenues ($205.2 million, or 16.8% of revenues, in 1998 compared to $60.3 million, or 12.3% of revenues, in 1997).

    The 149.1% increase in total revenues in 1998 reflected (i) increased revenues at locations open more than one year (which accounted for approximately 36.2 percentage points) and (ii) new rental locations acquired through acquisitions and the opening of start-up locations (which accounted for approximately 112.9 percentage points). The increase in revenues at locations open more than one year primarily reflected (a) an increase in the volume of rental transactions, (b) expansion of the product lines offered by the Company for sale, (c) an increase in the sale of related merchandise and parts which was driven by the increase in equipment rental and sales transactions and (d) an increase in the sale of used equipment in order to maintain the quality of the Company's rental fleet.

    Gross Profit. Gross profit increased to $423.4 million in 1998 from $149.3 million in 1997. This increase in gross profit was primarily attributable to the increase in revenues described above. The Company's gross profit margin by source of revenue in 1998 and 1997 was: (i) equipment rental (36.3% in 1998 and 30.0% in 1997), (ii) sales of rental equipment (44.7% in 1998 and 50.6% in
1997) and (iii) sales of new equipment, merchandise and other revenues (22.0% in 1998 and 19.6% in 1997). The increase in the gross profit margin from rental revenues in 1998 was primarily attributable to greater equipment utilization rates and to economies of scale. The decrease in the gross profit margin from the sales of rental equipment in 1998 primarily reflected (i) a shift in mix towards more late-model used equipment, which generally generates lower gross profit margins than somewhat older equipment, and (ii) the sale of certain equipment items which were acquired through acquisitions and which were not in optimal condition for sale due to age, usage or other factors. The increase in the gross profit margin from sales of new equipment, merchandise and other revenue in 1998 primarily reflected the benefits of greater purchasing power and a shift in the sales mix to higher margin items.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses ("SG&A") were $195.6 million, or 16.0% of total revenues, during 1998 and $70.8 million, or 14.5% of total revenues, during 1997. The increase in SG&A as a percentage of revenues in 1998 primarily reflected the additional expenses for senior management and corporate overhead that the Company began incurring in the third quarter of 1997 as it built the management team and infrastructure required to support its growth strategy.

    Merger-related Expenses. The Company incurred merger-related expenses in 1998 of $47.2 million ($33.2 million after-tax) in connection with three acquisitions completed by the Company in 1998 that were accounted for as poolings-of-interests. These expenses consisted of: (i) $18.5 million for investment banking, legal, accounting services and other merger costs, (ii) $14.5 million of expenses relating to the closing of duplicate facilities,
(iii) $8.2 million for employee severance and related matters, (iv) $2.1 million for the write down of the computer systems acquired through the U.S. Rentals Merger and one of the other acquisitions accounted for as a pooling-of-interests and (v) $3.9 million in other expenses.

    Non-rental Depreciation and Amortization. Non-rental depreciation and amortization was $35.2 million, or 2.9% of total revenues, in 1998 and $13.4 million, or 2.7% of total revenues, in 1997. The increase in the dollar amount of non-rental depreciation and amortization in 1998 primarily reflected the amortization of goodwill attributable to the acquisitions completed at the end of 1997 and in 1998.

    Termination Cost of Deferred Compensation Agreements. The Company's results for 1997 were impacted by $20.3 million of expenses for "termination cost of deferred compensation agreements." These expenses reflect one-time expenses that were incurred by U.S. Rentals in connection with the termination of certain deferred incentive compensation agreements in connection with U.S. Rentals' initial public offering in February 1997.

    Interest Expense. Interest expense increased to $64.2 million in 1998 from $11.8 million in 1997. This increase primarily reflected the fact that the Company's indebtedness significantly increased in 1998, primarily to fund acquisitions.

    Preferred Dividends of a Subsidiary Trust. During 1998, preferred dividends of a subsidiary trust of United Rentals were $7.9 million. These dividends relate to the preferred securities issued in August 1998 by such subsidiary trust. See "--Certain Information Concerning Preferred Securities."

    Other (Income) Expense. Other income was $4.9 million in 1998 compared with $2.0 million in 1997. The increase in other income in 1998 primarily reflected gain realized in 1998 from the disposition of certain business lines that were acquired as part of acquisitions but did not fit with the Company's strategy.

    Income Taxes. Income taxes increased to $43.5 million, or an effective rate of 55.6%, in 1998 from $29.5 million, or an effective rate of 84.5%, in 1997. During 1998, the Company's high effective tax rate reflected (i) the non-deductibility of $7.4 million for income tax purposes of certain merger related expenses and (ii) a $4.8 million charge to recognize deferred tax liabilities of an acquired business, which was a Subchapter S Corporation prior to being acquired by the Company. During 1997, the Company's high effective tax rate reflected (i) a $7.5 million charge to recognize deferred tax liabilities of U.S. Rentals, which was a Subchapter S Corporation prior to its initial public offering, and (ii) the non-deductibility of $7.5 million for income tax purposes of certain losses that were incurred by U.S. Rentals prior to a recapitalization effected in connection with its initial public offering.

    Extraordinary Items. The Company recorded an extraordinary charge of $35.6 million ($21.3 million net of taxes) in 1998 and an extraordinary charge of $2.5 million ($1.5 million net of taxes) in 1997. This charge in 1998 was incurred in connection with the early extinguishment of certain debt and primarily reflected prepayment penalties on certain debt of U.S. Rentals. This charge in 1997 was incurred by U.S. Rentals in connection with the prepayment of certain debt.

 Years Ended December 31, 1997 and 1996

    Revenues. Total revenues for 1997 were $489.8 million, representing an increase of 38.2% over total revenues in 1996 of $354.5 million. The Company's revenues in 1997 and 1996 were attributable to: (i) equipment rental ($388.2 million, or 79.2% of revenues in 1997, compared to $295.3 million, or 83.3% of revenues, in 1996), (ii) sales of rental equipment ($41.4 million, or 8.5% of revenues, in 1997 compared to $25.5 million, or 7.2% of revenues, in 1996) and
(iii) sales of new equipment, merchandise and other revenues ($60.3 million, or 12.3% of revenues, in 1997 compared to $33.7 million, or 9.5% of revenues, in
1996).

    The 38.2% increase in total revenues in 1997 reflected (i) increased revenues at locations open more than one year (which accounted for approximately 24.8 percentage points) and (ii) new rental locations acquired through acquisitions and the opening of start-up locations (which accounted for approximately 13.4 percentage points). The increase in such revenues at locations open more than one year primarily reflected (a) an increase in customer demand for rental equipment and for new and used equipment offered for sale, (b) expansion of the product lines offered by the Company for sale, (c) an increase in the sale of related merchandise and parts which was driven by the increase in equipment rental and sales transactions and (d) an increase in sales efforts relating to used equipment.

    Gross Profit. Gross profit increased to $149.3 million in 1997 from $113.0 million in 1996. This increase in gross profit was primarily attributable to the increase in revenues described above. The Company's gross profit margin by source of revenue was: (i) equipment rental (30.0% in 1997 and 31.2% in 1996),
(ii) sales of rental equipment (50.6% in 1997 and 58.6% in 1996) and (iii) sales of new equipment, merchandise and other revenues (19.6% in 1997 and 18.1% in 1996). The decrease in the gross profit margin from rental revenues in 1997 primarily reflected the fact that the Company in 1997 incurred expenses in connection with expanding its rental fleet and opening new rental locations. The increase in the gross profit margin from sales of new equipment, merchandise and other revenues in 1997 primarily reflected a shift in sales mix to higher margin items.

    Selling, General and Administrative Expenses. SG&A increased to $70.8 million in 1997 from $54.7 million in 1996, but as a percentage of revenues decreased to 14.5% in 1997 from 15.4% in 1996. This decrease in SG&A as a percentage of revenues in 1997 primarily reflected (i) increased operating efficiencies and (ii) certain economies of scale related to the increase in revenue described above.

    Non-rental Depreciation and Amortization. Non-rental depreciation and amortization was $13.4 million, or 2.7% of total revenues in 1997, and $9.4 million, or 2.6% of total revenues, in 1996. The increase in the dollar amount of non-rental depreciation and amortization in 1997 primarily reflected increases in (i) depreciation expense attributable to equipment not offered for rent, (ii) depreciation expense associated with rental facility locations and
(iii) amortization expense relating to leaseholds.

    Termination Cost of Deferred Compensation Agreements. The Company's results for 1997 were impacted by $20.3 million of expenses for "termination cost of deferred compensation agreements." These expenses reflect one-time expenses that were incurred by U.S. Rentals in connection with the termination of certain deferred incentive compensation agreements in connection with its initial public offering.

    Interest Expense. Interest expense increased to $11.8 million in 1997 from $11.3 million in 1996. This increase was primarily the result of an increase in related party interest expense, offset by a decrease in interest as a result of lower average debt outstanding during 1997 due to repayment of certain debt with proceeds from U.S. Rentals' initial public offering.

    Other (Income) Expense. Other income was $2.0 million in 1997 compared with $0.5 million in 1996. The increase in other income in 1997 primarily reflected increased interest income in 1997 as a result of higher cash balances resulting from the financing transactions completed during 1997.

    Income Taxes. Income taxes were $29.5 million, or an effective rate of 84.5%, in 1997 and $0.4 million, or an effective rate of 1.1%, in 1996. The Company's low effective tax rate in 1996 reflected the fact that (i) U.S. Rentals was taxed as a Subchapter S Corporation for federal and state purposes until its initial public offering in February 1997 and (ii) Rental Tools (another company that United Rentals acquired in a transaction that was accounted for as a pooling-of-interests) was taxed as a Subchapter S Corporation for federal and state purposes until it was acquired by the Company in 1998. The Company's high effective tax rate in 1997 primarily reflected (i) a $7.5 million charge to recognize deferred tax liabilities of U.S. Rentals and (ii) the non-deductibility of $7.5 million for income tax purposes of certain losses that were incurred by U.S. Rentals prior to a recapitalization effected in connection with its initial public offering.

    Extraordinary Item. The Company recorded an extraordinary charge of $2.5 million ($1.5 million net of taxes) during 1997. This charge was incurred by U.S. Rentals in connection with the prepayment of certain debt.


Liquidity and Capital Resources

  General

    Since commencing operations in October 1997, the Company has funded its cash requirements from a combination of cash generated from operations, the sale of rental equipment, borrowings under a revolving credit facility and the proceeds of other financing transactions. These other financing transactions included (i) the sale of common stock and warrants in private placements for aggregate consideration of $54.7 million, (ii) the sale of common stock in two public offerings for aggregate consideration of $307.0 million (after deducting underwriting discounts and offering expenses), (iii) the sale of $200 million aggregate principal amount of 9 1/2% senior subordinated notes (the "9 1/2% Notes") in May 1998 for aggregate consideration of $193.0 million (after deducting the initial purchasers' discount and offering expenses), (iv) a $250 million term loan (the "Term Loan") obtained in July 1998, (v) the issuance by a subsidiary trust of Holdings of preferred securities (the "Trust Preferred Securities") in August 1998 which resulted in the Company receiving net proceeds of $290.0 million, (vi) the sale of $205 million aggregate principal amount of 8.80% senior subordinated notes (the "8.80% Notes") in August 1998 for aggregate consideration of $196.0 million (after deducting the initial purchaser's discount and offering expenses), (vii) the sale of $300 million aggregate principal amount of 9 1/4% Senior Subordinated Notes ("9 1/4% Notes") in December 1998 for aggregate consideration of $292.1 million (after deducting the initial purchaser's discount and estimated offering expenses) and (viii) the sale of 300,000 shares of Series A Perpetual Convertible Preferred Stock in January 1999 for aggregate consideration of $287.0 million (after deducting issuance fees and expenses). For additional information concerning certain of the financings described above, see "--Certain Information Concerning the Credit Facility and Other Indebtedness" and "--Certain Information Concerning Preferred Securities."

    During 1998, the Company (i) generated cash from operations of approximately $216.1 million, (ii) generated cash from the sale of rental equipment of approximately $119.6 million and (iii) had net cash from financing activities of approximately $1,082.1 million. The Company used cash during this period principally to (i) pay consideration for acquisitions (approximately $911.8 million), (ii) repay indebtedness in connection with the U.S. Rentals Merger and the acquisition of Rental Tools (approximately $450.3 million),
(iii) purchase rental equipment (approximately $479.5 million) and (iv) purchase other property and equipment (approximately $84.6 million). These cash expenditures were the principal reason for the decrease in cash at December 31, 1998 compared with December 31, 1997.

    In September 1998, URI obtained a new $762.5 million revolving credit facility (the "Credit Facility") from a group of financial institutions. This facility replaced the credit facility that had previously been used by URI. For additional information concerning the Credit Facility, see "--Certain Information Concerning the Credit Facility and Other Indebtedness."

    The Company expects that, following the offering described in this prospectus, its principal existing sources of cash will be cash generated from operations and borrowings available under the Credit Facility.

  Certain Balance Sheet Changes

    The acquisitions and the equipment purchases made by the Company in 1998 (and the financing of such acquisitions and purchases) were the principal reasons for the increase in the following items at December 31, 1998 compared with December 31, 1997: accounts receivable, inventory, rental equipment, property and equipment, intangible assets, accounts payable, debt, and accrued expenses and other liabilities.

    The increase in prepaid expenses and other assets at December 31, 1998 compared with December 31, 1997 primarily reflects (i) an increase in prepaid expenses relating to the Company's operations and (ii) certain direct costs relating to potential acquisitions that were capitalized.

    The Company-obligated manditorily redeemable convertible preferred securities of a subsidiary trust at December 31, 1998, reflects the issuance of Trust Preferred Securities in August 1998 as described under "--Certain Information Concerning Preferred Securities."

    The increase in stockholders' equity at December 31, 1998 compared with December 31, 1997, primarily reflects (i) the sale of 8,625,000 shares of common stock in a public offering in March 1998 for aggregate consideration of $207.4 million (after deducting underwriting discounts and offering expenses) and (ii) the issuance of an aggregate of 2,188,255 shares of common stock and warrants during the year ended December 31, 1998, primarily as consideration for acquisitions.

  Cash Requirements Related to Operations

    The Company expects that its principal needs for cash relating to its existing operations over the next 12 months will be to fund (i) operating activities and working capital, (ii) the purchase of rental equipment and inventory of items offered for sale and (iii) debt service. The Company plans to fund such cash requirements relating to its existing operations with cash generated from operations supplemented, if required, by borrowings available under the Credit Facility.

    The Company estimates that equipment expenditures over the next 12 months will be approximately $450.0 million for the existing operations of the Company. These expenditures are comprised of approximately $240.0 million of expenditures in order to maintain the average age of the Company's rental fleet and $210.0 million of discretionary expenditures to increase the size of the Company's rental fleet. The Company expects that it will fund such expenditures from a combination of approximately $185.0 million of proceeds expected to be generated from the sale of used equipment, cash generated from operations and, if required, borrowings available under the Credit Facility. In addition, the Company expects that it will be required to make equipment expenditures in connection with new acquisitions. The Company cannot quantify at this time the amount of equipment expenditures that will be required in connection with new acquisitions.

    Principal elements of the Company's strategy include continued expansion through a disciplined acquisition program and the opening of new rental locations. The Company expects to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. To the extent that cash generated internally and cash available under the Company's borrowing facilities ($683.6 million available as of February 26, 1999) are not sufficient to fund such future acquisitions, the Company will require additional financing and, consequently, the Company's indebtedness may increase as the Company implements its growth strategy. There can be no assurance, however, that any additional financing will be available or, if available, will be on terms satisfactory to the Company.

    The Company has almost completed the process of extending its management information system to the locations acquired through the U.S. Rentals Merger and other recent acquisitions. The Company estimates that the cost of completing this work will be approximately $0.5 million.

    Based upon the terms of the Company's currently outstanding indebtedness, the Company is scheduled to repay approximately $14.3 million during 1999. In addition, the Company may be required at any time to repay a $21.5 million demand note that the Company assumed in connection with the U.S. Rentals Merger.

Year 2000 Compliance

    The Company has been informed by its software vendors that the Company's new management information system is year 2000 compliant. The Company has, therefore, not developed any contingency plans relating to year 2000 issues and has not budgeted any funds for year 2000 issues. Although the Company believes that its system is year 2000 compliant, there can be no assurance that unanticipated year 2000 problems will not arise which, depending on the nature and magnitude of the problem, could have a material adverse effect on the Company's business and financial condition. Furthermore, year 2000 problems involving third parties may have a negative impact on the Company's customers or suppliers, the general economy or on the ability of businesses generally to receive essential services (such as telecommunications, banking services, etc.). Any such problem could have a material adverse effect on the Company's business and financial condition. The Company is unable at this time to assess the possible impact on its business of year 2000 problems involving any third party.

Certain Information Concerning the Credit Facility and Other Indebtedness

    Credit Facility. In September 1998, URI obtained a new $762.5 million revolving Credit Facility from a group of financial institutions. This facility replaced the credit facility that had previously been used by URI. Set forth below is certain information concerning the terms of the Credit Facility.

    The Credit Facility enables URI to borrow up to $762.5 million on a revolving basis and permits a Canadian subsidiary of URI (the "Canadian Subsidiary") to directly borrow up to $40.0 million under the Credit Facility (provided that the aggregate borrowings of URI and the Canadian Subsidiary do not exceed $762.5 million). Up to $25.0 million of the Credit Facility is available in the form of letters of credit. The agreement governing the Credit Facility requires that the aggregate commitment shall be reduced on the last day of each calendar quarter, beginning September 30, 2001 and continuing through June 30, 2003, by an amount equal to $19.1 million. The Credit Facility terminates on September 26, 2003, at which time all outstanding indebtedness is due. As of February 26, 1999, the amount of indebtedness outstanding under the Credit Facility was $77.5 million (not including undrawn outstanding letters of credit in the amount of $1.4 million).

    Borrowings by URI under the Credit Facility accrue interest at URI's option, at either (a) the Base Rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% or (ii) Bank of America's reference rate) or (b) the Eurodollar Rate (which for borrowings by URI is equal to Bank of America's reserve adjusted eurodollar rate) plus a margin ranging from 0.825% to 1.500% per annum. Borrowings by the Canadian Subsidiary under the Credit Facility accrue interest, at such subsidiary's option, at either (x) the Prime Rate (which is equal to Bank of America Canada's prime rate), (y) the BA Rate (which is equal to Bank of America Canada's BA Rate) plus a margin ranging from 0.825% to 1.500% per annum or (z) the Eurodollar Rate (which for borrowing by the Canadian Subsidiary is equal to Bank of America Canada's reserve adjusted Eurodollar Rate) plus a margin ranging from 0.825% to 1.500% per annum. If at any time an event of default (as defined in the agreement governing the Credit Facility) exists, the interest rate applicable to each loan will increase by 2% per annum. The Company is also required to pay the banks an annual facility fee equal to 0.375% of the banks' $762.5 million aggregate lending commitment under the Credit Facility (which fee may be reduced to 0.300% for periods during which the Company maintains a specified funded debt to cash flow ratio).

    The obligations of URI under the Credit Facility are (i) secured by substantially all of its assets, the stock of its United States subsidiaries and a portion of the stock of URI's Canadian subsidiaries and (ii) guaranteed by Holdings and secured by the stock of URI. The obligations of the Canadian Subsidiary under the Credit Facility are guaranteed by URI and secured by substantially all of the assets of the Canadian Subsidiary and the stock of the subsidiaries of the Canadian Subsidiary.

    The Credit Facility contains certain covenants that require the Company to, among other things, satisfy certain financial tests relating to: (a) maximum leverage, (b) the ratio of senior debt to cash flow, (c) minimum interest coverage ratio, (d) the ratio of funded debt to cash flow, and (e) the ratio of senior debt to tangible assets. The agreements governing the Credit Facility also contain various other covenants that restrict the Company's ability to, among other things, (i) incur additional indebtedness, (ii) permit liens to attach to its assets, (iii) pay dividends or make other restricted payments on its common stock and certain other securities and (iv) make acquisitions unless certain financial conditions are satisfied. In addition, the agreement governing the Credit Facility (a) requires the Company to maintain certain financial ratios and (b) provides that failure by any two of Messrs. Jacobs, Milne, Nolan and Miner to continue to hold executive positions with the Company for a period of 30 consecutive days constitutes an event of default unless replacement officers satisfactory to the lenders are appointed.

    Term Loan. In July 1998, URI obtained a $250 million term loan from a group of financial institutions. The term loan matures on June 30, 2005. Prior to maturity, quarterly installments of principal in the amount of $625,000 are due on the last day of each calendar quarter, commencing September 30, 1999. The amount due at maturity is $235,625,000. The term loan accrues interest, at the Company's option, at either (a) the Base Rate (as defined above with respect to the Credit Facility) plus a margin ranging from 0% to 0.5% per annum, or (b) the Eurodollar Rate (as defined above with respect to the Credit Facility for borrowings by the Company) plus a margin ranging from 1.875% to 2.375% per annum. The Term Loan is secured pari passu with the Credit Facility. The agreement governing the Term Loan contains restrictive covenants substantially similar to those provided under the Credit Facility.

    9 1/2% Senior Subordinated Notes. In May 1998, URI issued $200 million aggregate principal amount of 9 1/2% Notes which are due June 1, 2008. The 9 1/2% Notes are unsecured. URI may, at its option, redeem the 9 1/2% Notes on or after June 1, 2003 at specified redemption prices which range from 104.75% in 2003 to 100.00% in 2006 and thereafter. In addition, on or prior to June 1, 2001, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 9 1/2% Notes, at a redemption price of 109.5%. The indenture governing the 9 1/2% Notes contains certain restrictive covenants, including (i) limitations on additional indebtedness, (ii) limitations on restricted payments, (iii) limitations on liens, (iv) limitations on dividends and other payment restrictions, (v) limitations on preferred stock of certain subsidiaries, (vi) limitations on transactions with affiliates, (vii) limitations on the disposition of proceeds of asset sales and
(viii) limitations on the ability of the Company to consolidate, merge or sell all or substantially all of its assets.

    8.80% Senior Subordinated Notes. In August 1998, URI issued $205 million aggregate principal amount of 8.80% Notes which are due August 15, 2008. The 8.80% Notes are unsecured. URI may, at its option, redeem the 8.80% Notes on or after August 15, 2003 at specified redemption prices which range from 104.40% in 2003 to 100.00% in 2006 and thereafter. In addition, on or prior to August 15, 2001, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 8.80% Notes, at a redemption price of 108.8%. The indenture governing the 8.80% Notes contains restrictions substantially similar to those applicable to the 9 1/2% Notes.

  9 1/4% Senior Subordinated Notes. In December 1998, URI issued $300 million aggregate principal amount of 9 1/4% Notes which are due January 15, 2009. The 9 1/4% Notes are unsecured.

URI may, at its option, redeem the 9 1/4% Notes on or after January 15, 2004 at specified redemption prices which range from 104.625% in 2004 to 100.00% in 2007 and thereafter. In addition, on or prior to January 15, 2002, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 9 1/4% Notes, at a redemption price of 109.25%. The indenture governing the 9 1/4% Notes contains restrictions substantially similar to those applicable to the 9 1/2% Notes.

Certain Information Concerning Preferred Securities

  Trust Preferred Securities

    In August 1998, a subsidiary trust (the "Trust") of Holdings sold $300 million of 6 1/2% Convertible Quarterly Income Preferred Securities (the "Trust Preferred Securities"). The net proceeds from the sale of the Trust Preferred Securities were approximately $290 million. The Trust used such proceeds to purchase convertible subordinated debentures from Holdings which resulted in Holdings receiving all of the proceeds from the sale of the Trust Preferred Securities. Holdings in turn contributed the net proceeds from the sale of the Trust Preferred Securities to its wholly owned subsidiary URI. The Trust Preferred Securities are convertible into common stock of Holdings at a conversion price equivalent to $43.63 per share.

  Series A Perpetual Convertible Preferred Stock

    In January 1999, Holdings sold 300,000 shares of its Series A Perpetual Convertible Preferred Stock ("Series A Preferred") to Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. The net proceeds from the sale of the Series A Preferred were approximately $287.0 million. Holdings contributed such net proceeds to URI. For additional information concerning the Series A Preferred, see "Description of Capital Stock."

Fluctuations in Operating Results

    The Company expects that its revenues and operating results may fluctuate from quarter to quarter due to a number of factors, including: seasonal rental patterns of the Company's customers (with rental activity tending to be lower in the winter); changes in general economic conditions in the Company's markets; the timing of acquisitions and the opening of start-up locations and related costs; the effect of the integration of acquired businesses and start-up locations; the timing of expenditures for new equipment and the disposition of used equipment; and price changes in response to competitive factors.

    The Company is continually involved in the investigation and evaluation of potential acquisitions. In accordance with generally accepted accounting principles, the Company capitalizes certain direct out-of-pocket expenditures (such as legal and accounting fees) relating to potential or pending acquisitions. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. The Company's policy is to charge against earnings any capitalized expenditures relating to any potential or pending acquisition that the Company determines will not be consummated. There can be no assurance that the Company in future periods will not be required to incur a charge against earnings in accordance with such policy, which charge, depending upon the magnitude thereof, could adversely affect the Company's results of operations.

    The Company will be required to incur significant start-up expenses in connection with establishing each start-up location. Such expenses may include, among others, pre-opening expenses related to setting up the facility, and expenses in connection with training employees, installing information systems and marketing. The Company expects that, in general, start-up locations will initially operate at a loss or at less than normalized profit levels. Consequently, the opening of a start-up location may negatively impact the Company's margins until the location achieves normalized profitability.

    There may be a lag between the time that the Company purchases new equipment and begins to incur the related depreciation and interest expenses and the time that the equipment begins to generate revenues at normalized rates. As a result, the purchase of new equipment, particularly equipment purchased in connection with expanding and diversifying the Company's rental equipment, may periodically reduce margins.

General Economic Conditions and Inflation

    The Company's operating results may be adversely affected by (i) changes in general economic conditions, including changes in construction and industrial activity, or increases in interest rates, or (ii) adverse weather conditions that may temporarily decrease construction and industrial activity in a particular geographic area. Although the Company cannot accurately anticipate the effect of inflation on its operations, the Company believes that inflation has not had, and is not likely in the foreseeable future to have, a material impact on its results of operations.

Recently Issued Accounting Standards

    For the year ended December 31, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in primary financial statements. SFAS No. 130 requires the Company's foreign currency translation adjustments to be included in other comprehensive income. The adoption of SFAS No. 130 had no impact on the Company's net income or shareholders' equity.

    Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes a new method by which companies will report operating segment information. This method is based on the manner in which management organizes the segments within a company for making operating decisions and assessing performance. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company had included the required disclosures in the notes to the financial statements.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities. The Company will adopt SFAS No. 133 beginning January 1, 2000. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

  All pro forma financial and operating data contained under the caption "Business" with respect to any period gives effect to all acquisitions completed by the Company after the beginning of the period and the financing of such acquisitions, as if all such transactions had occurred at the beginning of the period.

                                    BUSINESS

General

    United Rentals is the largest equipment rental company in North America with 440 branch locations in 39 states, Canada and Mexico. We offer for rent over 600 different types of equipment on a daily, weekly or monthly basis and serve customers that include construction industry participants, industrial companies and homeowners. We also sell used rental equipment, act as a dealer for many types of new equipment, and sell related merchandise and parts. In the past year, we have served over 900,000 customers.

    We have one of the most comprehensive and newest equipment rental fleets in the industry. The types of rental equipment that we offer include a broad range of light to heavy construction and industrial equipment, such as backhoes, aerial lifts, skid-steer loaders, forklifts, compressors, pumps and generators, as well as a variety of smaller tools and equipment. Our equipment fleet has an original purchase price of approximately $2.2 billion and a weighted average age of approximately 26 months (based on original purchase price).

    We began operations in October 1997 and have grown through a combination of internal growth and the acquisition of 101 companies (through February 26, 1999). Our completed acquisitions include our merger with U.S. Rentals in September 1998. At the time of the merger, U.S. Rentals was the second largest equipment rental company in the United States based on 1997 rental revenues.

Competitive Advantages

    We believe that we benefit from the following competitive advantages:

    Full Range of Rental Equipment. We have one of the largest and most comprehensive equipment rental fleets in the industry, enabling us to:

  .   attract customers by providing the benefit of "one-stop" shopping;

  . serve a diverse customer base, which reduces our dependence on any particular customer or group of customers;

  . serve large customers that require assurance that substantial quantities of different types of equipment will be available as required on a continuing basis; and

  .   minimize lost sales due to equipment being unavailable.

    Operating Efficiencies. We generally group our branches into clusters of 10 to 30 locations that are in the same area. Our management information system enables each branch to track equipment at any other branch and to access all available equipment within a cluster. We believe that our cluster strategy produces significant operating efficiencies by enabling us to:

  . market the equipment within a cluster through multiple branches, rather than a single branch, which increases our equipment utilization rate;

  . cross-market the equipment specialities of different branches within each cluster, which increases revenues without increasing marketing expenses; and

  . reduce costs by centralizing common functions such as payroll, credit and collection, and certain equipment delivery.

    Significant Purchasing Power. We have significant purchasing power because of our volume purchases. As a result, we can generally buy new equipment and related merchandise and parts at prices that are significantly lower than prices paid by smaller companies. We can also buy many other products and services--such as insurance, telephone and fuel--at attractive rates.

    Management Information System. We have a modern management information system which facilitates rapid and informed decision-making and enables us to respond quickly to changing market conditions. The system provides management with a wide range of real time operating and financial data, including reports on inventory, receivables, customers, vendors, fleet utilization and price and sales trends. The system also enables branch personnel to search for needed equipment throughout a geographic region, determine its closest location and arrange for delivery to a customer's work site. The system includes software developed by our Wynne Systems subsidiary, which is the leading provider of proprietary software for use by equipment rental companies in managing and operating multiple branch locations. We have an in-house staff of 32 management information specialists that supports our system and extends it to new locations.

    Customer Diversity. Our customer base is highly diversified and ranges from Fortune 100 companies to small contractors and homeowners. We estimate that our top ten customers accounted for approximately 4% of our pro forma revenues during 1998.

    Geographic Diversity. We have branches in 39 states, Canada and Mexico. We believe that our geographic diversity should reduce the impact that fluctuations in regional economic conditions have on our overall financial performance. Our geographic diversity and large network of branch locations also give us the ability to serve national accounts and access used equipment re-sale markets across the country.

    Experienced Senior Management. Our senior management combines executives who have extensive operating experience in the equipment rental industry with executives who have proven track records in other industries. Our senior management includes former officers of United Waste Systems, Inc., which was a publicly-traded solid waste management company that successfully executed a growth strategy combining a disciplined acquisition program, the integration and optimization of acquired facilities, and internal growth. Our senior management also includes former executives of U.S. Rentals who have extensive experience in the equipment rental industry.

    Strong and Motivated Branch Management. Each of our branches has a full-time branch manager who is supervised by one of our 35 district managers and eight regional vice presidents. We believe that our branch and district managers, who average over 20 years of experience in the equipment rental industry, are among the most knowledgeable and experienced in the industry. We encourage entrepreneurship at the branch level by giving branch managers a high degree of autonomy relating to day-to-day operations. For example, each branch manager is empowered to make decisions--within budgetary guidelines--concerning staffing, pricing and equipment purchasing. We also promote entrepreneurship at the branch level, as well as equipment sharing among branches, through our profit sharing program which directly ties the compensation of branch personnel to their branch's financial performance and equipment utilization rates. We balance the autonomy that we grant branch managers with systems through which senior management closely tracks branch performance. We also share information across branches so that each branch can measure its operating performance relative to other branches and benefit from the best practices developed throughout our organization.

    Professional Acquisition Team. Our 25-person acquisition team works full-time on identifying and evaluating acquisition candidates and executing our acquisition program. The core of this group consists of seasoned acquisition professionals--most of whom were members of the acquisition team at United Waste Systems, where they completed over 200 acquisitions. The team also includes former owners of businesses that we acquired, who have extensive industry experience and contacts with potential acquisition candidates.

Growth Strategy

    Our plan for future growth includes the following key elements.

    Continue Strong Internal Growth. We are seeking to sustain our strong internal growth by:

  .   expanding and modernizing our equipment fleet;

  . increasing the cross-marketing of our equipment specialties at different locations;

  . increasing our advertising--which becomes increasingly cost-effective as we grow because the benefit is spread over a larger number of branches;

  . expanding our national accounts program--which dedicates a portion of our sales force to establishing and expanding our relationships with large customers that have a national or multi-regional presence; and

  . increasing our rentals to industrial companies by developing a comprehensive marketing program specifically aimed at this sector.

    Execute Disciplined Acquisition Program. We intend to continue our disciplined acquisition program. We generally seek to acquire multiple locations within the regions that we enter, with the goal of creating clusters of locations that can share various resources, including equipment, marketing resources, back office functions, and certain equipment delivery. We are seeking to acquire companies of varying sizes, including relatively large companies to serve as platforms for new regional clusters and smaller companies to complement existing or anticipated locations. In considering whether to buy a company, we evaluate a number of factors, including purchase price, anticipated impact on earnings, the quality of the target's rental equipment and management, the opportunities to improve operating margins and increase internal growth at the target, the economic prospects of the region in which the target is located, the potential for additional acquisitions in the region, and the competitive landscape in the target's markets.

    Open New Rental Locations. Because most of the businesses that we acquired grew through developing start-up rental locations, many of our managers have substantial experience in this area. We intend to leverage this experience by selectively opening new rental locations in attractive markets where there are no suitable acquisition targets available or where the economics of a start-up location are more attractive than buying an existing business.

    Increase Cost Savings. We work to reduce costs by efficiently integrating new and existing operations, eliminating duplicative costs, centralizing common functions, consolidating locations that serve the same areas, and using our purchasing power to negotiate discounts from suppliers.

  Continue to Emphasize Management Systems and Controls. We intend to further strengthen our management systems and controls, which currently include:

  . a 12-person internal audit department that is responsible for ensuring that we have adequate financial, operating, and management information controls throughout our organization;

  . a team of 6 regional controllers and 17 district controllers that monitors each branch for compliance with financial and accounting procedures established at corporate headquarters; and

  . a 25-person risk management and safety department that is responsible for: (1) developing and implementing safety programs and procedures,
      (2) developing our customer and employee training programs and (3) investigating and managing any claims that may be asserted against us.

Industry Background

  Industry Size and Growth

    We estimate that the U.S. equipment rental industry (including used and new equipment sales by rental companies) generates annual revenues in excess of $20 billion. The combined equipment rental revenues of the 100 largest equipment rental companies have increased at an estimated compound annual rate of approximately 23% from 1992 through 1997 (based upon 1992 revenues and 1997 pro forma revenues, giving effect to certain acquisitions completed after the beginning of 1997, reported by the Rental Equipment Register, an industry trade publication). In addition to reflecting general economic growth, we believe that the growth in the equipment rental industry reflects the following trends:

    Recognition of Advantages of Renting. Equipment users are increasingly recognizing the many advantages that equipment rental may offer compared with ownership. They recognize that by renting they can: (1) avoid the large capital investment required for equipment purchases, (2) reduce storage and maintenance costs, (3) supplement the equipment that they own and thereby increase the range and number of jobs that they can work on,
  (4) access a broad selection of equipment and select the equipment best suited for each particular job, (5) obtain equipment as needed and minimize the costs associated with idle equipment, and (6) access the latest technology without investing in new equipment. These advantages frequently allow equipment users to reduce their overall costs by renting, rather than buying, the equipment they need.

    Increase in Rentals by Contractors. There has been a fundamental shift in the way contractors meet their equipment needs. While contractors have historically used rental equipment on a temporary basis--to provide for peak period capacity, meet specific job requirements or replace broken equipment--many contractors are now also using rental equipment on an ongoing basis to meet their long-term equipment requirements.

    Although growth in the equipment rental industry has to date been largely driven by the increase in rentals by the construction industry, we believe that other equipment users may increasingly contribute to future industry growth. For example, many industrial companies require equipment for operating, repairing, maintaining and upgrading their facilities, and renting this equipment is often more cost-effective than purchasing because typically this equipment is not used full-time. We believe that the cost and other advantages of renting, together with the general trend toward the corporate outsourcing of non-core competencies, may increasingly lead industrial companies to rent equipment. We also believe that these same considerations may lead others equipment users--such as municipalities, government agencies and utilities--to increasingly rent equipment. Because the penetration of these markets by the equipment rental industry is very low in comparison to its penetration of the construction market, we believe there is significant potential for additional growth in these markets.

  Industry Fragmentation

    The equipment rental industry is highly fragmented. It consists of a small number of multi-location regional or national operators and a large number of relatively small, independent businesses that serve discrete local markets. This fragmentation is reflected in the following data:

  . in 1997, there were only 10 equipment rental companies that had equipment rental revenues in excess of $100 million and approximately 100 equipment rental companies that had equipment rental revenues between $5 million and $100 million (based upon rental revenues for 1997 as reported by the Rental Equipment Register, an industry trade publication);

  . we estimate that there are more than 20,000 companies with annual equipment rental revenues of less than $5 million; and

  . we estimate that the 100 largest equipment rental companies combined have less than a 30% share of the market.

    We believe that the fragmented nature of the industry presents substantial consolidation and growth opportunities for companies with access to capital and the ability to implement a disciplined acquisition program. We also believe that our management team's extensive experience in acquiring and effectively integrating acquisition targets should enable us to capitalize on these opportunities.

Acquisitions

  Completed Acquisitions

    We have completed 101 acquisitions to date (through February 26, 1999), including a merger with U.S. Rentals that was completed in September 1998. At the time of the merger, U.S. Rentals was the second largest equipment rental company in the United States based on 1997 rental revenues.

    We believe that there will continue to be a large number of attractive acquisition opportunities in the equipment rental industry due to the highly fragmented nature of the industry, the capital constraints facing many small and mid-sized equipment rental companies looking to expand and modernize, and the desire of many long-time owners for liquidity. We have an experienced acquisition team of 25 professionals dedicated to identifying and evaluating acquisition candidates and executing our acquisition program. The team includes seasoned acquisition professionals with extensive acquisition, operating and financial experience. The team also includes former owners of businesses that we acquired, who have extensive equipment rental industry experience and contacts with potential acquisition candidates.

  Potential Acquisitions

    As of February 26, 1999, we were party to 21 non-binding letters of intent relating to the possible acquisition by us of 21 additional companies having an aggregate of 72 rental locations. Based upon information provided to us in connection with our preliminary investigation of these companies, we estimate that the aggregate 1998 revenues of these companies were approximately $172.6 million. However, in view of the preliminary nature of this estimate, we cannot be certain that actual revenues did not differ.

    Based upon the terms contained in these letters of intent, we estimate that the aggregate purchase price for the 21 companies under letter of intent would be approximately $208.6 million plus the assumption of approximately $61.5 million of indebtedness. A portion of the purchase price may be paid in the form of our common stock.

    In view of the fact that the letters of intent are non-binding and that we have not completed our due diligence investigations of the companies under letter of intent, we cannot predict whether these letters of intent will lead to definitive agreements, whether the terms of the definitive agreements will be the same as the terms contemplated by the letters of intent or whether any transaction contemplated by these letters of intent will be consummated.

    We are continuously involved in discussions relating to potential acquisitions of varying size and in due diligence investigations of potential acquisition candidates. In addition to the potential acquisitions that are currently under letter of intent, there are additional potential acquisitions with respect to which we are currently engaged in discussions or due diligence investigations. These potential acquisitions include the acquisition of smaller companies to complement existing or anticipated locations and combinations with large companies that have an established presence in one or more regions.

Start-up Locations

    Because most of the businesses that we acquired grew through developing start-up rental locations, many of our managers have substantial experience in this area. We intend to leverage this experience by selectively opening new rental locations in attractive markets where there are no suitable acquisition targets available or where the economics of a start-up location are more favorable than buying an existing business.

Products and Services

    We offer for rent a wide variety of equipment to customers that include construction industry participants, industrial companies, homeowners and others. We also sell used equipment, act as a dealer for many types of new equipment, and sell related merchandise and parts. In addition, our Wynne Systems subsidiary develops and markets software for use by equipment rental companies in managing and operating multiple branch locations.

  Equipment Rental

    We offer for rent a broad range of light to heavy construction and industrial equipment and general tools and equipment. Customers may rent equipment by the hour, day, week or month. The following are examples of the types of equipment that we offer for rent:

    Construction and Industrial: aerial lifts (such as boom and scissor lifts), air compressors, backhoes, ditching equipment, earth moving equipment, forklifts, generators, pumps and skid-steer loaders.

    General Tools and Equipment: garden and landscaping equipment, hand tools, high-pressure washers, paint sprayers, power tools and roto-tillers.

    We believe that our rental fleet is one of the newest, most comprehensive and well maintained in the industry. As of February 26, 1999, our rental fleet had an original purchase price of approximately $2.2 billion and a weighted average age (based on original purchase price) of approximately 26 months. We estimate that (based on original purchase price) construction and industrial equipment represents approximately 95% of our rental equipment and that general tools and equipment represents approximately 5%. We also estimate that each of the following categories represents more than 12% of our rental equipment: (i) aerial lift equipment (represents approximately 23%), (ii) earth moving equipment (represents approximately 17%) and (iii) forklifts (represents approximately 13%). We vary our equipment mix from branch to branch in response to local market conditions and customer requirements. Most of our branches offer a general mix of equipment, while some specialize in specific equipment categories such as aerial lift equipment.

    We seek to maintain the quality of our fleet by regularly investing in new equipment and selling used equipment. We also devote substantial efforts to preventive maintenance and believe that we have one of the most advanced preventive maintenance programs in the equipment rental industry. This program increases the reliability, extends the life, and enhances the resale value of our equipment.

  Used Equipment Sales

    We routinely sell used rental equipment and are generally able to achieve favorable prices due to our preventive maintenance program, our national sales force that can access many resale markets across North America, and our practice of selling used equipment before the equipment becomes obsolete. In addition, the incentives created by our profit sharing program motivate our branch managers to carefully consider the best time for selling equipment in view of maintenance costs, rental demand patterns and resale prices.

    We principally sell used equipment through our sales force and our Internet web site which includes an online database of most of our used equipment available for sale. We also sell our used equipment to used equipment dealers and through public auctions. In addition, we sometimes trade in used equipment to our vendors when we buy new equipment.

  New Equipment Sales

    We are a dealer for many leading tool and equipment manufacturers. These include Genie Industries, Inc., Grove Worldwide, JLG Industries, Inc., and Snorkel (aerial lifts); Deere & Co., Inc. (scrapers, backhoes, excavators, loaders); Ingersoll-Rand Co., Inc. (air compressors, tools, pumps); Case Corporation (loaders, backhoes, skid-steer loaders); Kubota (earthmoving equipment); Trak International (loaders and forklifts); Multiquip, Inc. (compaction equipment and compressors); Stihl, Inc. (chain saws and power cut-off saws); Edco Manufacturing (surfacing equipment); and Wacker (compaction equipment). Typically, dealership agreements do not have a specific term and may be terminated at any time. The types of new equipment that we sell varies by branch.

  Related Merchandise, Parts and Other Services

    At most of our locations, we sell equipment parts and a variety of supplies and merchandise that may be used with our rental equipment, such as saw blades, fasteners, drill bits, hard hats, gloves and other safety equipment. At certain of our branches, we also offer maintenance services for equipment that is owned by our customers.

  Operations of Our Wynne Systems Subsidiary

    Our Wynne Systems subsidiary develops and markets software for use by equipment rental companies in managing and operating multiple branch locations. Eight of the ten largest equipment rental companies, including United Rentals, use software developed by Wynne Systems.

Customers

    We estimate that on a pro forma basis we rented equipment to approximately 940,000 customers in 1998. Our customer base is highly diversified and ranges from Fortune 100 companies to small contractors and homeowners. We estimate that (1) no single customer accounted for more than 0.5% of our pro forma revenues during 1998 and (2) our top 10 customers accounted for approximately 4% of our pro forma revenues in 1998.

    Our customer base varies widely by branch and is determined by several factors, including the equipment mix and marketing focus of the particular branch and the business composition of the local economy. We classify our customer base into the following general categories:

  . construction industry participants--such as construction companies, contractors and subcontractors--that require equipment for commercial and residential construction projects;

  . industrial companies--such as manufacturers, chemical companies, paper mills and utilities--that require equipment for plant maintenance, upgrades, expansion and construction; and

  .   homeowners and other individuals.

    We estimate that on a pro forma basis (1) construction industry participants and industrial companies combined accounted for 90% of our revenues in 1998 and (2) homeowners and others accounted for 10% of such revenues.

Sales and Marketing

    We are establishing a distinct corporate identity throughout North America. In promoting our corporate identity, we emphasize the benefits that United Rentals seeks to offer its customers, including:

  . a comprehensive selection of equipment that is available when required by the customer;

  .   on-time equipment delivery and pick-up;

  .   equipment that is well-maintained and reliable;

  .   rapid repair or replacement of equipment when required;

  .   instructions and training for equipment usage and safety; and

  . experienced and knowledgeable sales personnel available to assist customers.

  We market our products and services through multiple channels as described below.

    Sales Force. We market our products and services though our own sales force which, as of February 26, 1999, consisted of approximately 894 store-based customer service representatives and 729 field-based salespeople. Our field-based sales force calls on contractors' offices and job sites and industrial facilities and assists our customers in planning for their equipment needs. We provide our sales force with extensive training. Supplier representatives also frequently visit our facilities and train our personnel on the operating features and maintenance requirements of new equipment.

    We have established a national accounts program. Under this program, a portion of our sales force is assigned to calling on the corporate headquarters of our large customers, particularly those with a national or multi-regional presence. The goal of this program is to expand existing business relationships with these customers to include additional facilities and construction sites. The efforts of our national accounts sales force supplement the efforts of our branch-based sales personnel, who deal directly with the management of the local facilities of these customers.

    Internet Site. We have an Internet web site that describes our locations, products and services, and used equipment available for sale. The site allows visitors to search for a particular type of used equipment and obtain detailed information about each item of used equipment available for sale.

    Advertising. We promote our business through advertising in various media, including trade publications, yellow pages, billboards and direct mail. We also regularly participate in industry trade shows and conferences.

Branch Management

    We currently operate 440 branch locations. Each branch has a full-time branch manager who is responsible for the day-to-day operations of the branch. In addition, each branch is staffed with additional personnel which, depending on the specific needs of the location, may include an assistant manager, sales personnel, back office clerks, truck drivers, and mechanics. We believe that our branch managers, who average over 20 years of experience in the equipment rental industry, are among the most knowledgeable and experienced in the industry.

    We encourage entrepreneurship at the branch level by giving branch managers a high degree of autonomy with respect to day-to-day operations. For example, each branch manager is empowered to make decisions--within budgetary guidelines--concerning staffing, pricing and equipment purchases. We also promote entrepreneurship at the branch level, as well as equipment sharing among our branches, through a profit sharing program that directly ties the compensation of branch personnel to their branch's financial performance and equipment utilization rates.

    We balance the autonomy that we grant to our branch managers with extensive systems and procedures through which senior management closely tracks branch performance. In addition, we share information across branches so that each branch can measure its operating performance relative to other branches and benefit from the best practices developed throughout our organization. Important elements of the systems and procedures that we use to manage our branches include:


  . our eight regional vice presidents and 36 district managers supervise our branch managers--with each branch manager reporting to a district manager and each district manager reporting to a regional vice president;

  . all levels of management can obtain a wide range of branch-level operating data on a real-time basis through our management information system;

  . on a monthly basis (1) each branch manager meets with his or her district manager and thoroughly reviews the operation of his or her branch and (2) a detailed operating report for each branch is provided to senior management;

  . each district manager generally meets with a member of senior management on a quarterly basis to review in detail the operations of the branches within his or her district;

  . our 12-person internal audit department is engaged full-time in ensuring that we have adequate financial, operating and information technology controls throughout our organization; and

  . our team of six regional controllers and 17 district controllers monitor each branch for compliance with financial and accounting procedures established at corporate headquarters.

    We encourage cooperation among our branches. In furtherance of this objective, we have established procedures and policies to facilitate the sharing of equipment and other resources among the branches in the same cluster. In addition, we have guidelines that are intended to eliminate competition among branches for the same customers.

Purchasing

    We have significant purchasing power because of our volume purchases. As a result, we can generally buy new equipment and related merchandise and parts at prices that are significantly lower than prices paid by smaller companies. We can also buy many other products and services--such as insurance, telephone and fuel--at attractive rates. We believe that our purchasing power will continue to increase as we expand and further consolidate purchasing.

    We estimate that on a pro forma basis our largest supplier accounted for approximately 15% of our equipment purchases in 1998, and that our top 10 largest suppliers accounted for approximately 60% our equipment purchases during that period. We believe that we have sufficient alternative sources of supply for the equipment that we purchase in each of our principal product categories.

Management Information System

    We have a modern management information system designed to facilitate rapid and informed decision-making and enable us to respond quickly to changing market conditions. Each branch at which the system is operational is equipped with a workstation that is electronically linked to each of our other locations and to our centralized databases. All rental transactions are entered at these workstations and processed on a real-time basis through a centralized AS400 system located at corporate headquarters. Personnel at each location are able to access the system 24 hours a day in order to determine equipment availability, monitor business activity on a real-time basis, and obtain a wide range of operating and financial data. The data available through the system includes: (1) inventory reports, (2) accounts receivable information, (3) customer and vendor information, (4) price and sales trends by store, region, salesperson, equipment category or customer, (5) fleet utilization by individual asset or asset class and (6) financial results by store or region. The system also enables branch personnel to search for needed equipment throughout a geographic region, determine the closest location of such equipment and arrange for delivery to a customer's work site.

    Our management information system is supported by our in-house group of 32 management information specialists. This group operates a support desk to assist branch personnel in the day-to-day use of the system; trains our branch personnel, either at the branch or at one of our four training centers; provides hardware and technology support; and extends the system to newly acquired locations.

    It generally takes us three to five weeks to extend our management information system to newly acquired locations (but may take longer in the case of very large acquisitions). We have extended the system to substantially all of the locations that we acquired in the U.S. Rentals Merger and expect to complete the process by mid-March.

Risk and Safety Management

    We place great emphasis on risk reduction and safety and believe that we have one of the most comprehensive risk management and safety programs in the industry. We have a separate department, which includes 25 experienced professionals, that is responsible for: (1) developing and implementing safety programs and procedures, (2) developing our employer and customer training programs and (3) investigating and managing any claims that may be asserted against us.

    We are among the few equipment rental companies that have on staff personnel who are certified by the National Safety Council (a government sponsored agency) to provide training in the use of equipment. In 1997, our equipment training program received the National Safety Council Chairman's Award--granted for effectively promoting safety within a business organization.

Competition

    The equipment rental industry is highly fragmented and competitive. Our competitors primarily include: small, independent businesses with one or two rental locations; regional competitors which operate in one or more states; public companies or divisions of public companies; and equipment vendors and dealers who both sell and rent equipment directly to customers. We believe that, in general, large companies enjoy significant competitive advantages compared to smaller operators, including greater purchasing power, a lower cost of capital, the ability to provide customers with a broader range of equipment and services and with newer and better maintained equipment, and greater flexibility to transfer equipment among locations in response to customer demand.

Locations and Properties

    We currently operate 440 branch locations. Of these locations, 376 are in the United States, 63 are in Canada and one is in Mexico. The number of locations in each state or province is shown below:

    United States: Alabama (12), Arizona (4), Arkansas (3), California
    (83), Colorado (9), Connecticut (7), Delaware (4), Florida (18), Georgia (3), Idaho (2), Indiana (8), Illinois (6), Kansas (2), Kentucky
    (8), Louisiana (3), Maryland (18), Massachusetts (2), Michigan (5), Minnesota (5), Missouri (2), Nebraska (1), Nevada (11), New Hampshire
    (1), New Jersey (6), New Mexico (2), New York (9), North Carolina (17), Ohio (3), Oklahoma (2), Oregon (25), Pennsylvania (6), Rhode Island
    (3), South Carolina (9), Tennessee (5), Texas (32), Utah (8), Virginia
    (12), Washington (19), Wisconsin (1)

    Canada: Alberta (2), British Columbia (13), Newfoundland (8), Ontario
    (30), Quebec (10)

    Mexico: Nuevo Leon (1)

    Our branch locations generally include facilities for displaying equipment and, depending on the location, may include separate equipment service areas and storage areas.

    We own 78 of our rental locations and lease the other locations. Our leases provide for varying terms and include 25 leases that are on a month-to-month basis and 29 leases that provide for a remaining term of less than one year and do not provide a renewal option. We are currently negotiating renewals for most of the leases that provide for a remaining term of less than one year. Certain of our leases were entered into (or assumed) in connection with acquisitions and most of the lessors under these leases are former owners of businesses that we acquired.

    We maintain a fleet of vehicles that is used for delivery, maintenance and sales functions. We own a portion of this fleet and lease a portion. As of February 26, 1999, this fleet included approximately 9,720 vehicles.

    Our corporate headquarters are located in Greenwich, Connecticut, where we occupy approximately 27,000 square feet under (1) a lease for approximately 15,000 square feet that extends until 2001 (subject to extension rights) and
(2) a lease for approximately 12,000 square feet that extends until 2003.

Environmental and Safety Regulations

    There are numerous federal, state and local laws and regulations governing environmental protection and occupational health and safety. These include laws and regulations that govern wastewater discharges, the use, treatment, storage and disposal of solid and hazardous wastes and materials, air quality and the remediation of contamination associated with the release of hazardous substances. Under these laws, an owner or lessee of real estate may be liable for, among other things, (1) the costs of removal or remediation of hazardous or toxic substances located on, in, or emanating from, the real estate, as well as related costs of investigation and property damage and substantial penalties, and (2) environmental contamination at facilities where its waste is or has been disposed. These laws often impose liability whether or not the owner or lessee knew of the presence of the hazardous or toxic substances and whether or not the owner or lessee was responsible for these substances. Our activities that are or may be affected by these laws include our use of hazardous materials to clean and maintain equipment and our disposal of solid and hazardous waste and wastewater from equipment washing. We also dispense petroleum products from underground and above-ground storage tanks located at certain rental locations, and at times we must remove or upgrade tanks to comply with applicable laws. Furthermore, we have acquired or lease certain locations which have or may have been contaminated by leakage from underground tanks or other sources and are in the process of assessing the nature of the required remediation. Based on the conditions currently known to us, we believe that any unreserved environmental remediation and compliance costs required with respect to those conditions will not have a material adverse effect on our business. However, we cannot be certain that we will not identify adverse environmental conditions that are not currently known to us, that all potential releases from underground storage tanks removed in the past have been identified, or that environmental and safety requirements will not become more stringent or be interpreted and applied more stringently in the future. If we are required to incur environmental compliance or remediation costs that are not currently anticipated by us, our business could be adversely affected depending on the magnitude of the cost.

Employees

    We have 8,217 employees (based on information as of February 26, 1999). These include 271 corporate and regional management employees, 6,323 operational employees and 1,623 sales people. Of these employees, 2,119 are salaried personnel and 6,098 are hourly personnel. Collective bargaining agreements relating to 23 separate locations cover approximately 310 of our employees. We consider our labor relations to be good.

Legal Proceedings

    We and our subsidiaries are parties to various litigation matters, in most cases involving ordinary and routine claims incidental to our business. We cannot estimate with certainty our ultimate legal and financial liability with respect to such pending litigations. However, we believe, based on our examination of such matters, that our ultimate liability will not have a material adverse effect on our business.

                                   MANAGEMENT

Background

    The Company was founded in September 1997 by a group that included the following executive officers of the Company: Bradley Jacobs, John Milne, Michael Nolan and Robert Miner. Each of these officers was formerly a senior executive of United Waste Systems, Inc. ("United Waste"). United Waste, a solid waste management company, was formed in 1989 and sold in August 1997 to USA Waste Services, Inc. for stock consideration valued at over $2.2 billion. At the time it was sold, United Waste was the sixth largest provider of integrated, non-hazardous solid waste management services in the United States, as measured by 1996 revenues.

Executive Officers and Directors

    The table below identifies, and provides certain information concerning, the executive officers and directors of the Company.

    Name                 Age                    Positions(1)
    ----                 ---                    ------------
Bradley S. Jacobs.......  42 Chairman, Chief Executive Officer and Director
Wayland R. Hicks........  56 Vice Chairman, Chief Operating Officer and Director
John N. Milne...........  39 Vice Chairman, Chief Acquisition Officer,
                              Secretary and Director
William F. Berry........  46 President and Director
Michael J. Nolan........  38 Chief Financial Officer
Robert P. Miner.........  49 Vice President, Strategic Planning
John S. McKinney........  44 Vice President, Finance and Director
Leon D. Black...........  47 Director(2)
Richard D. Colburn......  87 Director
Ronald M. DeFeo.........  46 Director
Michael S. Gross........  37 Director(2)
Richard J. Heckmann.....  55 Director
Gerald Tsai, Jr. .......  69 Director
Christian M. Weyer......  74 Director

--------
(1) For information concerning the term served by directors, see "--Right of Holders of Preferred Stock to Elect Directors" and "--Classification of Board of Directors."
(2) Messrs. Black and Gross were elected directors by the holders of the Company's Series A Perpetual Convertible Preferred Stock. See "--Right of Holders of Preferred Stock to Elect Directors."

    Bradley S. Jacobs has been Chairman, Chief Executive Officer and a director of the Company since its formation in September 1997. Mr. Jacobs founded United Waste Systems, Inc. and served as its Chairman and Chief Executive Officer from its inception until the sale of the company in August 1997. From 1984 to July 1989, Mr. Jacobs was Chairman and Chief Operating Officer of Hamilton Resources Ltd., an international trading company, and from 1979 to 1983, he was Chief Executive Officer of Amerex Oil Associates, Inc., an oil brokerage firm that he co-founded.

    Wayland R. Hicks has been Chief Operating Officer of the Company since November 1997 and a director since June 1998. He also served as President of the Company during the period from November 1997 until September 1998, when he became Vice Chairman. Mr. Hicks previously held various senior executive positions at Xerox Corporation where he worked for 28 years (1966-1994). His positions at Xerox Corporation included Executive Vice President, Corporate Operations (1993-1994), Executive Vice President, Corporate Marketing and Customer Support Operations (1989-1993) and Executive Vice President, Engineering and Manufacturing--Xerox Business Products and Systems Group (1987-
1989). Mr. Hicks also served as Vice Chairman and Chief Executive Officer of Nextel Communications Corp. (1994-1995) and as Chief Executive Officer and President of Indigo N.V. (1996-1997). He is also a director of Maytag Corporation.

    John N. Milne has been Vice Chairman, Chief Acquisition Officer and a director of the Company since its formation in September 1997. Mr. Milne was Vice Chairman and Chief Acquisition Officer of United Waste Systems, Inc. from 1993 until August 1997 and held other senior executive positions at United Waste from 1990 until 1993. Mr. Milne had primary responsibility for implementing United Waste's acquisition program. From September 1987 to March 1990, Mr. Milne was employed in the Corporate Finance Department of Drexel Burnham Lambert Incorporated.

    William F. Berry joined the Company as President and a director in September 1998 following the merger of the Company with U.S. Rentals. Mr. Berry served as President and Chief Executive Officer of U.S. Rentals from 1987 until the merger and held numerous other operational and managerial positions at U.S. Rentals and a predecessor during the more than 30 years that he was employed there (1966-1998).

    Michael J. Nolan has been Chief Financial Officer of the Company since its formation in September 1997. Mr. Nolan served as the Chief Financial Officer of United Waste Systems, Inc. from February 1994 until August 1997. He served in other finance positions at United Waste from November 1991 until February 1994, including Vice President, Finance, from October 1992 to February 1994. From 1985 until November 1991, Mr. Nolan held various positions at the accounting firm of Ernst & Young, including senior audit manager. Mr. Nolan is a Certified Public Accountant.

    Robert P. Miner has been an executive officer of the Company since its formation in September 1997. He currently serves as Vice President, Strategic Planning (a position he was appointed to in July 1998) and also heads the Company's Risk Management and Safety Department. He previously served as Vice President, Finance. Mr. Miner was an executive officer of United Waste Systems, Inc. from November 1994 until August 1997, serving first as Vice President, Finance and then Vice President, Acquisitions. Prior to joining United Waste, he was a research analyst with PaineWebber Incorporated (November 1988 to October 1994) and Needham & Co. (January 1987 to October 1988) and held various executive positions at General Electric Environmental Services, Inc., Stauffer Chemical Company, and OHM Corporation.

    John S. McKinney joined the Company as Vice President, Finance and a director in September 1998 following the merger of the Company with U.S. Rentals. Mr. McKinney served as Chief Financial Officer of U.S. Rentals from 1990 until the merger and as Controller of U.S. Rentals from 1988 until 1990. Prior to joining U.S. Rentals, Mr. McKinney's experience included holding various positions at Iomega Corporation, including Assistant Controller, and at the accounting firm of Arthur Andersen & Co.

    Leon D. Black became a director of the Company in January 1999. Mr. Black is one of the founding principals of (i) Apollo Advisors, L.P. (which was established in August 1990 and which, together with its affiliates, acts as the managing general partner of several private securities investment funds); (ii) Apollo Real Estate Advisors, L.P. (which, together with its affiliates, acts as the managing general partner of several real estate investment funds); and
(iii) Lion Advisors, L.P. (a financial advisor to, and representative of institutional investors with respect to, securities investments). Mr. Black is also a director of Converse, Inc., Samsonite Corporation, Sequa Industries, Inc., Telemundo Group Inc. and Vail Resorts, Inc. He also serves as a trustee of The Museum of Modern Art, Mount Sinai--NYU Medical Center, Lincoln Center for the Performing Arts, and Vail Valley Foundation.


    Richard D. Colburn became a director of the Company in September 1998 following the merger of the Company with U.S. Rentals. Mr. Colburn was Chairman of U.S. Rentals for 22 years. Mr. Colburn is a private investor.

    Ronald M. DeFeo has been a director of the Company since October 1997. Mr. DeFeo is the Chairman, Chief Executive Officer, President and a director of Terex Corporation, a leading global provider of equipment for the manufacturing, mining and construction industries. Mr. DeFeo joined

Terex in 1992 as President of the Terex heavy equipment group and was appointed President and Chief Operating Officer in 1993 and Chief Executive Officer in 1995. From 1984 to 1992, Mr. DeFeo held various management positions at Tenneco, Inc., including Senior Vice President and Managing Director of East Europe.

    Michael S. Gross became a director of the Company in January 1999. Mr. Gross is one of the founding principals of Apollo Advisors, L.P. (which was established in August 1990 and which, together with its affiliates, acts as the managing general partner of several private securities investment funds) and of Lion Advisors, L.P. (a financial advisor to, and representative of institutional investors with respect to, securities investments). Mr. Gross is also a director of Alliance Imaging, Inc., Allied Waste Industries, Inc., Breuners Home Furnishings, Inc., Converse, Inc., Florsheim Group, Inc., and Saks Incorporated.

    Richard J. Heckmann has been a director of the Company since October 1997. Mr. Heckmann has served since 1990 as Chairman, President and Chief Executive Officer of United States Filter Corporation, a leading global provider of industrial and commercial water and wastewater treatment systems and services. Mr. Heckmann is also a director of Waste Management, Inc. and K2 Inc.

    Gerald Tsai, Jr. has been a director of the Company since December 1997. Mr. Tsai served as Chairman, Chief Executive Officer and President of Delta Life Corporation, an insurance company, from 1993 until the sale of the company in October 1997. Mr. Tsai was Chairman of the Executive Committee of the Board of Directors of Primerica Corporation, a diversified financial services company, from December 1988 until April 1991, and served as Chief Executive Officer of Primerica Corporation from April 1986 until December 1988. Mr. Tsai is currently a private investor and serves as a director of The Meditrust Companies, Saks Incorporated, Rite Aid Corporation, Sequa Corporation, Triarc Companies, Inc. and Zenith National Insurance Corp. He also serves as a trustee of Boston University, Mount Sinai--NYU Medical Center and Health System and NYU School of Medicine Foundation Board.

    Christian M. Weyer became a director of the Company in December 1998. Mr. Weyer has been in the international banking business for 31 years and has served as President of Enerfin S.A., an international trade and financial advisory firm, since 1985. From May 1988 to December 1992, Mr. Weyer was a member of senior management at Banque Indosuez in Geneva, Switzerland, with responsibility for matters relating to commercial banking, and from 1971 to 1985, held various senior management positions at Banque Paribas and its affiliates (including President of Banque Paribas (Suisse) in Geneva during
1984). Prior to 1971, Mr. Weyer held senior management positions with Chase Manhattan Bank in Paris and in Geneva.

Capital Contributions by Executive Officers and Directors

    The executive officers and directors of the Company listed below have made capital contributions to the Company in the aggregate amount of $45.3 million (excluding amounts paid by certain officers and directors in respect of shares of Common Stock purchased by them in the Company's initial public offering in December 1997). Such capital contributions were made in connection with the sale to such officers and directors in private placements in 1997 of an aggregate of 12,717,714 shares of Common Stock and 6,142,858 warrants ("Warrants"). Each such Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $10.00 per share at any time prior to September 12, 2007. Such shares and Warrants were sold at a price of $3.50 per unit consisting of one share of Common Stock and one-half of a Warrant (except that Messrs. Tsai and Weyer purchased only Common Stock at a price of $3.50 per share and Messrs. Hicks and Heckmann purchased only Common Stock at a price of $10.00 per share). The table below indicates (i) the number of shares of Common Stock and the number of Warrants purchased by such officers and directors (excluding shares purchased in the Company's initial public offering) and (ii) the aggregate amount paid by such officers and directors for such securities:

                                           Securities Purchased(1)
                                           -------------------------
                                              Common
             Name                             Stock      Warrants   Purchase Price
             ----                          ------------ --------------------------
      Bradley S. Jacobs..................    10,000,000   5,000,000  $35,000,000
      Wayland R. Hicks...................       100,000         --     1,000,000
      John N. Milne......................     1,428,571     714,286    5,000,000
      Michael J. Nolan...................       571,429     285,715    2,000,000
      Robert P. Miner....................       285,714     142,857    1,000,000
      Richard J. Heckmann................        20,000         --       200,000
      Gerald Tsai, Jr. ..................       240,000         --       840,000
      Christian M. Weyer.................        72,000         --       252,000

--------
(1) In certain cases includes securities owned by one or more entities controlled by the named holder.

Right of Holders of Preferred Stock to Elect Directors

    In January 1999, the Company sold 300,000 shares of its Series A Perpetual Convertible Preferred Stock ("Series A Preferred") to Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. (collectively "Apollo").

    The holders of the Series A Preferred, voting separately as a single class, have the right to elect:

  . two directors, if (as of the record date for such vote) the aggregate number of shares of Common Stock that are issuable upon conversion of Series A Preferred then held by Apollo, Apollo Management IV, L.P., or their affiliates (plus any shares of Common Stock then held by such entities that were issued upon conversion of the Series A Preferred) is at least eight million; or

  . one director, if (as of the record date for such vote) the aggregate number of shares of Common Stock that are issuable upon conversion of Series A Preferred then held by Apollo, Apollo Management IV, L.P., or their affiliates (plus any shares of Common Stock then held by such entities that were issued upon conversion of the Series A Preferred) is at least four million but less than eight million.

    Any director that is elected by the holders of the Series A Preferred, voting separately as a single class, holds office until the next annual meeting of stockholders and the election and qualification of a successor (or the earlier resignation or removal of such director). Leon D. Black and Michael S. Gross were elected as directors by the holders of the Series A Preferred. Messrs. Black and Gross are affiliated with Apollo. See "--Executive Officers and Directors."

    If the holders of the Series A Preferred do not have the right, voting separately as a single class, to elect any directors pursuant to the provisions described above, then the holders of the Series A Preferred have the right to vote for the election of directors together with the holders of the Common Stock, as a single class, with each share of Series A Preferred entitled to one vote for each share of Common Stock issuable upon conversion of such share of Series A Preferred.

Classification of Directors

    The directors of the Company (excluding any elected by the holders of the Series A Preferred) are divided into three classes. The term of office of the first class (currently comprised of Messrs. Hicks, McKinney and Tsai) will expire at the first annual meeting of stockholders following January 1, 1999, the term of office of the second class (currently comprised of Messrs. Berry, DeFeo and Heckmann) will expire at the second annual meeting of stockholders following January 1, 1999, and the term of office of the third class (currently comprised of Messrs. Colburn, Jacobs, Milne and Weyer) will expire at the third annual meeting of stockholders following January 1, 1999. At each annual meeting of stockholders, successors to directors of the class whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

Committees of the Board

    The Board of Directors has three standing committees: the Audit Committee, the Compensation/Stock Option Committee, and the Special Stock Option Committee.

    The responsibilities of the Audit Committee include selecting the firm of independent accountants to be appointed to audit the Company's financial statements and reviewing the scope and results of the audit with the independent accountants. The members of this committee are Messrs. DeFeo, Heckmann and Tsai.

    The responsibilities of the Compensation/Stock Option Committee include making recommendations with respect to the compensation to be paid to officers and directors, administering any stock option plan in which officers or directors are eligible to participate and approving the grant of options pursuant to any such plan. The members of this committee are Messrs. DeFeo, Heckmann and Tsai.

    The responsibilities of the Special Stock Option Committee include administering any stock option plan in which officers and directors are not eligible to participate and approving the grant of options pursuant to any such plan to persons who are not officers or directors. The members of this committee are Messrs. Jacobs and Milne.

Employment Agreements

    The Company has entered into employment agreements with each of the executive officers of the Company. Certain information with regard to these agreements is set forth below.

    Base Salary. The agreements provide for base salary to be paid at a rate per annum as follows: Mr. Jacobs ($290,000), Mr. Hicks ($400,000), Mr. Milne ($190,000), Mr. Berry ($225,000), Mr. Nolan ($175,000), Mr. McKinney ($175,000)
and Mr. Miner ($150,000). The base salary payable to Mr. Hicks is payable 50% in cash and 50% in Common Stock (valued at the average closing sales price of the Common Stock during all trading days in the calendar quarter preceding the quarter in which the payment is made). Shares of Common Stock issued to Mr. Hicks are subject to certain restrictions on transfer as described under "Principal Stockholders--Certain Agreements Relating to Securities Held by Officers." The base salary payable to Messrs. Jacobs, Milne, Berry and McKinney is subject to possible upward annual adjustments based upon changes in a designated cost of living index.

    Bonus. The agreements do not provide for mandatory bonuses. However, the agreements provide that in addition to the compensation specifically provided for, the Company may pay such salary increases, bonuses or incentive compensation as may be authorized by the Board of Directors.

    Other Compensation and Benefits. The agreements with Messrs. Jacobs and Milne provide for each such executive to receive an automobile allowance of at least $700 per month. The agreements with Messrs. Berry and McKinney provide that the employee is entitled to participate in an automobile allowance program which is made available to other senior executives of the Company.

    The agreements with Messrs. Hicks and Berry provide for the Company to reimburse the employee for certain relocation expenses up to a maximum of $100,000.

    Certain of the agreements provide that the employee is entitled to participate in certain specified insurance, retirement, compensation and benefit plans if such plans are made available to other specified executives of the Company.

    Term. The employment agreements with the following executives provide that the term shall automatically renew so that at all times the balance of the terms will not be less than the period hereinafter specified with respect to such executive: Mr. Jacobs (five years), Mr. Milne (five years), Mr. Nolan (three years) and Mr. Miner (three years). The employment agreement with Mr. Hicks provides for a term extending until November 2000. The employment agreements with Messrs. Berry and McKinney provide for a term of three years commencing on September 29, 1998, subject to automatic renewal so that at all times the balance of the term will not be less than two years.

    Termination and Severance. Under each of the agreements, the Company or the employee may at any time terminate the agreement, with or without cause, provided that if the Company terminates the agreement, the Company is required to make severance payments to the extent described below.

    The employment agreements with Messrs. Jacobs and Milne provide that the executive is entitled to severance benefits in the event that (i) his employment agreement is terminated by the Company without Cause (as defined in the employment agreement), (ii) the executive terminates his employment agreement for Good Reason (as defined in the employment agreement) or because of a breach by the Company of its obligations thereunder, (iii) his employment is terminated as a result of death or (iv) the Company or the executive terminates the employment agreement due to the disability of the executive. The severance benefits include (i) a lump sum payment equal to five times the sum of the executive's annual base salary at the time of termination plus the highest annual bonus paid to the executive in the preceding three years and
(ii) the continuation of the executive's benefits for such specified period. The employment agreements with Messrs. Jacobs and Milne also provide that if any portion of the required severance payment to the executive constitutes an "excess parachute payment" (as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code")), the executive is entitled to receive a payment sufficient on an after-tax basis to offset any excise tax payable by the executive pursuant to Section 4999 of the Code. Any payment constituting an "excess parachute payment" would not be deductible by the Company.

    The employment agreement with Mr. Hicks provides that the executive is entitled to a severance payment in the amount of $1 million in the event that his employment agreement is terminated by the Company without Cause (as defined in the employment agreement) or he terminates his employment for Good Reason (as defined in the employment agreement).

    The employment agreements with Messrs. Berry and McKinney provide that if the employment agreement is terminated by the Company without Cause (as defined in the employment agreement), the executive is entitled to continue receiving from the Company his then current monthly base salary and benefits over the balance of the term.

    The employment agreements with the other officers provide that the executive is entitled to severance benefits of up to three months' base salary in the event that the executive's employment agreement is terminated without Cause (as defined in the employment agreement).

    Options. Each of the agreements provides that all stock options at any time to be granted to the executive will automatically vest upon a change of control of the Company (as defined in the agreement).

    Pursuant to the employment agreement with Mr. Hicks, Mr. Hicks has been granted (i) options to purchase an aggregate of 350,000 shares of Common Stock at a price per share of $10.00, (ii) options to purchase an aggregate of 50,000 shares of Common Stock at a price per share of $15.00, and (iii) options to purchase an aggregate of 50,000 shares of Common Stock at a price per share of $20.00. One third of these options vested in November 1998. The balance will vest one-half in November 1999 and one-half in November 2000.

    Pursuant to the employment agreement with Mr. Berry, Mr. Berry has been granted (i) options to purchase an aggregate of 200,000 shares of Common Stock at a price per share of $21.375 and (ii) options to purchase an aggregate of 75,000 shares of Common Stock at a price per share of $45. These options will vest one-third in September 1999, one-third in September 2000 and one-third in September 2001.

    Pursuant to the employment agreement with Mr. McKinney, Mr. McKinney has been granted (i) options to purchase an aggregate of 100,000 shares of Common Stock at a price per share of $21.375 and (ii) options to purchase an aggregate of 37,500 shares of Common Stock at a price per share of $45. These options will vest one-third in September 1999, one-third in September 2000 and one-third in September 2001.

    Other Provisions. The agreement with Mr. Hicks provides that at each annual meeting of the stockholders of the Company which occurs during the term of the agreement and at which Mr. Hicks' term as director would be scheduled to expire, the Company will nominate Mr. Hicks for re-election as a director.

Compensation Committee Interlocks and Insider Participation

    At the time the employment agreements with Messrs. Jacobs and Milne were approved by the Board of Directors, the sole members of the Board were Messrs. Jacobs and Milne. No compensation committee interlocks with other companies have existed.

Stock Option Plans

    1997 Stock Option Plan. Holdings' 1997 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 5,000,000 shares of Common Stock. Some or all of such options may be "incentive stock options" within the meaning of the Code. All officers, directors and employees of the Company and other persons who perform services on behalf of the Company are eligible to participate in this plan. Each option granted pursuant to this plan must provide for an exercise price per share that is at least equal to the fair market value per share of Common Stock on the date of grant. No options may be granted under this plan after August 31, 2007. As of January 28, 1999, options to purchase an aggregate of 4,852,636 shares of Common Stock were outstanding under this plan. These options have a weighted average exercise price of $22.69 per share.

    1998 Stock Option Plan. Holdings' 1998 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 4,000,000 shares of Common Stock. Some or all of the options issued under the 1998 Stock Option Plan may be "incentive stock options" within the meaning of the Code. All officers and directors of Holdings and its subsidiaries are eligible to participate in the 1998 Stock Option Plan. Each option granted pursuant to the 1998 Stock Option Plan must provide for an exercise price per share that is at least equal to the fair market value per share of Common Stock on the date of grant. No options may be granted under the 1998 Stock Option Plan after August 20, 2008. As of January 28, 1999, options to purchase an aggregate of 3,980,000 shares had been granted pursuant to this plan to executive officers and directors. These options have a weighted average exercise price of $13.12 per share.

    1998 Supplemental Stock Option Plan. Holdings has adopted a stock option plan pursuant to which options, for up to an aggregate of 2,750,000 shares of Common Stock, may be granted to employees who are not officers or directors and to consultants and independent contractors who perform services for Holdings or its subsidiaries. As of January 28, 1999, options to purchase an aggregate of 923,100 shares had been granted pursuant to this plan. These options have a weighted average exercise price of $23.58 per share.

                             PRINCIPAL STOCKHOLDERS

General

    The table below and the notes thereto set forth as of February 8, 1999 (unless otherwise indicated in the footnotes), certain information concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of the Common Stock by (i) each director and executive officer of the Company, (ii) all executive officers and directors of the Company as a group and (iii) each person known to the Company to be the owner of more than 5% of the Common Stock.

                                                     Percent of Common Stock
                                                             Owned(3)
                                                  ------------------------------
                           Number of Shares of
                               Common Stock
Name and Address(1)      Beneficially Owned(2)(3) Before Offering After Offering
-------------------      ------------------------ --------------- --------------
Bradley S. Jacobs.......        20,117,006(4)          26.9%           26.1%
Wayland R. Hicks........           515,571(5)            *               *
John N. Milne...........         2,392,857(6)           3.5%            3.3%
William F. Berry........         2,170,466(7)           3.1%            3.0%
Michael J. Nolan........         1,028,911(8)           1.5%            1.5%
John S. McKinney........         1,088,182(9)           1.6%            1.5%
Robert P. Miner.........           441,904(10)           *               *
Leon D. Black...........              --  (11)           *               *
Richard D. Colburn......        13,808,662(12)         20.2%           19.5%
Ronald M. DeFeo.........            73,000(13)           *               *
Michael S. Gross........              --  (11)           *               *
Richard J. Heckmann.....            90,000(14)           *               *
Gerald Tsai, Jr.........           590,001(15)           *               *
Christian M. Weyer......           102,000(16)           *               *
All executive officers
 and directors as a
 group
 (14 persons)...........        38,284,988(17)         47.8%           46.4%
The Equitable Companies
 Incorporated...........         4,660,705(18)          6.8%            6.6%
Apollo Investment Fund
 IV, L.P. and
 Apollo Overseas
 Partners IV L.P........        12,000,000(19)         14.9%           14.5%
Colburn Foundation......         6,000,000(20)          8.8%             *

--------
   *Less than 1%.
 (1) Unless otherwise indicated, the address is c/o the Company.
 (2) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
 (3) In certain cases, includes securities owned by one or more entities controlled by the named holder.
 (4) Consists of 12,790,814 outstanding shares, 6,342,858 shares issuable upon the exercise of currently exercisable Warrants and 983,334 shares issuable upon the exercise of currently exercisable options. Does not include 1,966,667 shares issuable upon exercise of options which are not currently exercisable. Mr. Jacobs has certain rights relating to the disposition of the shares and Warrants owned by certain of the other officers of United Rentals as described under "--Certain Agreements Relating to Securities Held by Officers." By virtue of such rights, Mr. Jacobs is deemed to share beneficial ownership (within the meaning of Rule 13d-3 under the Exchange
     Act) of the shares owned by such other officers of United Rentals. The shares that the table indicates are owned by Mr. Jacobs include the shares with respect to which Mr.

    Jacobs is deemed to share beneficial ownership as aforesaid. Excluding such shares, Mr. Jacobs is deemed the beneficial owner of an aggregate of 15,983,434 shares of Common Stock (composed of 10,000,100 outstanding shares, 5,000,000 shares issuable upon the exercise of currently exercisable Warrants and 983,334 shares issuable upon the exercise of currently exercisable options).
 (5) Consists of 107,238 outstanding shares and 408,333 shares issuable upon the exercise of currently exercisable options. Does not include unissued shares that the Company is required to pay Mr. Hicks as part of his base salary as described under "Management--Employment Agreements." Also does not include 816,667 shares issuable upon exercise of options which are not currently exercisable.
 (6) Consists of 1,428,571 outstanding shares, 714,286 shares issuable upon the exercise of currently exercisable Warrants and 250,000 shares issuable upon the exercise of currently exercisable options. Does not include 500,000 shares issuable upon exercise of options which are not currently exercisable.
 (7) Consists of 100 outstanding shares and 2,170,366 shares issuable upon the exercise of currently exercisable options. Does not include 575,000 shares issuable upon exercise of options that are not currently exercisable.
 (8) Consists of 571,529 outstanding shares, 285,715 shares issuable upon the exercise of currently exercisable Warrants and 171,667 shares issuable upon the exercise of currently exercisable options. Does not include 343,333 shares issuable upon exercise of options which are not currently exercisable.
 (9) Consists of 3,000 outstanding shares and 1,085,182 shares issuable upon the exercise of currently exercisable options. Does not include 337,500 shares issuable upon exercise of options that are not currently exercisable.
(10) Consists of 285,714 outstanding shares and 142,857 shares issuable upon the exercise of currently exercisable Warrants and 13,333 shares issuable upon exercise of currently exercisable options. Does include 66,667 shares issuable upon exercise of options which are not currently exercisable.
(11) Messrs. Black and Gross disclaim beneficial ownership of certain shares as described in footnote 19.

(12) Consists of 13,798,662 outstanding shares and 10,000 shares issuable upon the exercise of currently exercisable options. These outstanding shares are owned by a corporation wholly owned by Mr. Colburn. Does not include 20,000 shares issuable upon exercise of options that are not currently exercisable. Mr. Colburn disclaims beneficial ownership of the shares held by the Colburn Foundation as described in footnote 20.
(13) Consists of 3,000 outstanding shares and 70,000 shares issuable upon the exercise of currently exercisable options. Does not include 20,000 shares issuable upon exercise of options that are not currently exercisable.
(14) Consists of 20,000 outstanding shares and 70,000 shares issuable upon exercise of currently exercisable options. Does not include 20,000 shares issuable upon exercise of options that are not currently exercisable.
(15) Consists of 270,001 outstanding shares and 320,000 shares issuable upon exercise of currently exercisable options. Does not include 20,000 shares issuable upon exercise of options that are not currently exercisable.
(16) Consists of 72,000 outstanding shares and 30,000 shares issuable upon exercise of currently exercisable options.

(17) Consists of 26,559,915 outstanding shares, 6,142,858 shares issuable upon the exercise of currently exercisable Warrants and 5,582,215 shares issuable upon the exercise of currently exercisable options. Does not include 4,685,834 shares issuable upon exercise of options which are not currently exercisable.

(18) The following information is as of December 31, 1998, and is based on information contained in a Schedule 13G filed by the indicated shareholder. Consists of shares beneficially owned by the following subsidiaries of The Equitable Companies Incorporated, each of which operates under independent management and makes independent decisions:
     4,337,130 shares beneficially owned by Alliance Capital Management L.P. (of which it is deemed to have shared power to vote or direct the vote with respect to 3,853,200 shares); 120,800 shares beneficially owned by a separate account of The Equitable Life Assurance Society of the United States; 46,011 shares beneficially owned by Wood Struthers & Winthrop Management Corporation;

    and 156,764 shares beneficially owned by Donaldson, Lufkin & Jenrette Securities Corporation (of which it is deemed to have shared power to dispose or to direct the disposition with respect to 155,802 shares). The address of the indicated stockholder is 1290 Avenue of the Americas, New York, New York 10104.
(19) Consists of shares issuable upon conversion of outstanding shares of the Company's Series A Preferred. Of the shares indicated, (i) 11,389,040 shares are owned by Apollo Investment Fund IV, L.P. ("AIFIV") and (ii) 610,960 shares are owned by Apollo Overseas Partners IV, L.P. ("Overseas IV"). Apollo Advisors IV, L.P. ("Advisors IV") is the general partner of AIFIV and the managing general partner of Overseas IV. Apollo Capital Management IV, L.P. ("Capital Management IV") is the general partner of Advisors IV. The directors and principal executive officers of Capital Management IV are Leon D. Black and John J. Hannan. Messrs. Black and Hannan are also limited partners of Advisors IV. Messrs. Black, Gross and Hannan disclaim beneficial ownership of the shares owned by AIFIV and Overseas IV. The address of both AIFIV and Overseas IV is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

(20) Of the 6,000,000 shares held by the Colburn Foundation, 5,710,000 are being offered for sale by this prospectus. Richard D. Colburn is the sole director and President of the Colburn Foundation. Mr. Colburn disclaims beneficial ownership of shares held by the Colburn Foundation.

Certain Agreements Relating to Securities Held By Officers

  Prior to the Company's initial public offering, certain executive officers and other employees of the Company purchased Common Stock (and in certain cases Warrants) from the Company in private placements. (For information concerning the securities purchased by certain executive officers of the Company in such private placements, see "Management--Capital Contributions by Executive Officers and Directors.") All shares of Common Stock and Warrants purchased by the executive officers and other employees of the Company prior to the Company's initial public offering (and any shares of Common Stock acquired upon exercise of such Warrants) are referred to as the "Private Placement Securities."

  Each holder of Private Placement Securities (other than Mr. Jacobs and Mr. Hicks) has entered into an agreement with the Company and Mr. Jacobs that provides that (1) if Mr. Jacobs sells any Private Placement Securities that he beneficially owns in a commercial, non-charitable transaction, then Mr. Jacobs is required to use his best efforts to sell (and has the right to sell subject to certain exceptions) on behalf of such holder a pro rata portion of such holder's Private Placement Securities at then prevailing prices, and (2) except for sales that may be required to be made as aforesaid, the officer shall not (without the prior written consent of the Company) sell or otherwise dispose of the Private Placement Securities owned by such officer (subject to certain exceptions for charitable gifts). The foregoing provisions of the agreements terminate, depending on the individual, in either September or October 2002.

  Each holder of Private Placement Securities (other than Mr. Jacobs and Mr. Hicks) has also agreed pursuant to such agreements that the Company, in its sole discretion, may (1) prior to September 1, 2005, repurchase the Private Placement Securities owned by such officer in the event that such officer breaches any agreement with the Company or acts adversely to the interest of the Company and (2) repurchase such Private Placement Securities without any cause (provided that such repurchase right without cause has lapsed with respect to one-third of the securities and will lapse with respect to an additional one-third on each of the second and third anniversaries of the date of such agreements). The amount to be paid by the Company in the event of a repurchase will be equal to (1) in the case of Messrs. Milne, Nolan and Miner, $9.125 per share of Common Stock and $0.625 per Warrant plus an amount representing a 4% annual return on such amounts from the date on which such securities were purchased and (2) in the case of any other holder of Private Placement Securities, the amount originally paid by such holder for such securities plus an amount representing a 10% annual return on such amount. See "Management--Capital Contributions by Executive Officers and Directors" for information concerning the amounts paid by the executive officers of the Company for the Private Placement Securities owned by them.

  Mr. Hicks has agreed that he will not transfer any shares of Common Stock that are issued to him as compensation pursuant to his employment agreement for a one-year period following the date of issuance. See "Management-- Employment Agreements."

                              SELLING STOCKHOLDER

  The Colburn Foundation (the "selling stockholder") is selling 5,710,000 of the shares offered hereby. The Colburn Foundation is a non-profit corporation organized by Richard D. Colburn who is a non-officer director of United Rentals. See "Management." The shares that are being offered by the selling stockholder were originally owned by an affiliate of Richard D. Colburn and were transferred by such affiliate to the selling stockholder. Mr. Colburn was formerly Chairman of U.S. Rentals and became a director of the Company following the U.S. Rentals Merger. The shares that the affiliate of Mr. Colburn transferred to the selling stockholder were acquired by such affiliate in connection with the U.S. Rentals Merger. Following completion of the offering, the selling stockholder will continue to own 290,000 shares of Common Stock and an affiliate of Mr. Colburn will continue to own 13,798,662 shares (which shares in the aggregate will represent 19.5% of the Common Stock outstanding after the offering, assuming the underwriters do not exercise their over-allotment option).

                          DESCRIPTION OF CAPITAL STOCK

General

    The authorized capital stock of Holdings consists of 500,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock").

    The following description of Holdings' capital stock is a summary of the material terms of such stock. The following does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of Holdings' Certificate of Incorporation and By-laws.

Common Stock

    As of February 1, 1999, there were 68,446,806 shares of Common Stock outstanding. The holders of shares of Common Stock are entitled to one vote per share held on all matters submitted to a vote at a meeting of stockholders. Each stockholder may exercise such vote either in person or by proxy. Stockholders are not entitled to cumulate their votes for the election of directors, which means that, subject to such rights as may be granted to the holders of shares of Preferred Stock, the holders of more than 50% of the outstanding shares of Common Stock are able to elect all of the directors to be elected by holders of shares of Common Stock and the holders of the remaining shares of Common Stock will not be able to elect any director. Subject to such preferences to which holders of shares of Preferred Stock may be entitled, the holders of outstanding shares of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of outstanding shares of Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution to stockholders, subject to the prior rights on liquidation of creditors and to preferences to which holders of shares of Preferred Stock may be entitled. The holders of outstanding shares of Common Stock do not have any preemptive, subscription, redemption or sinking fund rights.

Preferred Stock

  General

    Holdings is authorized by its Certificate of Incorporation to issue up to 5,000,000 shares of Preferred Stock, in one or more series and containing such rights, privileges and limitations, including dividend rights, voting rights, conversion privileges, redemption rights, liquidation rights and/or sinking fund rights, as may from time to time be determined by the Board of Directors of Holdings. Preferred Stock may be issued in the future in connection with acquisitions, financings or such other matters as the Board of Directors deems to be appropriate. In the event that any such shares of Preferred Stock shall be issued, a Certificate of Designation, setting forth the series of such Preferred Stock and the relative rights, privileges and limitations with respect thereto, is required to be filed with the Secretary of State of the State of Delaware. The effect of having such Preferred Stock authorized is that Holdings' Board of Directors alone, within the bounds and subject to the federal securities laws and the Delaware General Corporation Law (the "Delaware law"), may be able to authorize the issuance of Preferred Stock, which may adversely affect the voting and other rights of holders of Common Stock. The issuance of Preferred Stock may also have the effect of delaying or preventing a change in control of Holdings. As of the date of this prospectus, Holdings has designated one series of Preferred Stock as described below.

  Series A Perpetual Convertible Preferred Stock

    Holdings has designated 300,000 shares of Preferred Stock as Series A Perpetual Convertible Preferred Stock ("Series A Preferred"). A complete description of the terms of the Series A Preferred is set forth in the Certificate of Designation therefor (the "Designation"), a copy of which is filed as an exhibit to the Registration Statement of which this prospectus forms a part. Set forth below is a summary of certain terms of the Series A Preferred, which summary is qualified in its entirety by reference to the Designation.

    Dividends. The Series A Preferred bears no stated dividend. However, in the event that Holdings declares or pays any dividends or other distributions upon the Common Stock, Holdings must (subject to certain exceptions) also declare and pay to the holders of the Series A Preferred, at the same time that it declares and pays such dividends or other distributions to the holders of the Common Stock, the dividends or distributions which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Series A Preferred had all of the outstanding shares of Series A Preferred been converted immediately prior to the record date for such dividend or distribution, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends or distributions are determined.

    Conversion Rights. Each share of Series A Preferred is convertible at any time, at the option of the holder thereof, into shares of Common Stock initially at the rate of 40 shares of Common Stock for each share of Series A Preferred (equivalent to an initial conversion price of $25 per share of Common Stock based on the liquidation preference of $1,000 per share of Series A Preferred). The conversion price is subject to adjustment in certain events as set forth in the Designation.

    Voting. Under certain circumstances the holders of the Series A Preferred, voting separately as a single class, have the right to elect one or two directors as described under "Management--Right of Holders of Preferred Stock to Elect Directors."

    Except as described above with respect to the election of directors and except as otherwise required by applicable law, the holders of Series A Preferred are entitled to vote together with the holders of the Common Stock as a single class on all matters submitted to stockholders of Holdings for a vote. Each share of Series A Preferred is entitled to one vote for each share of Common Stock issuable upon conversion of such share of Series A Preferred.

    In addition, Holdings may not, without the affirmative vote or consent of the holders of at least a majority of the shares of Series A Preferred then outstanding voting or consenting as the case may be, as a separate class, take certain actions specified in the Designation.

    Ranking. The Series A Preferred ranks senior to the Common Stock with respect to distributions upon the liquidation, winding-up and dissolution of Holdings.

    Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of Holdings or reduction or decrease in its capital stock resulting in a distribution of assets to the holders of any class or series of Holdings' capital stock, the holders Series A Preferred will be entitled to payment out of the assets of Holdings available for distribution of an amount equal to $1,000 per share of Series A Preferred (the "Liquidation Preference"), plus accrued and unpaid dividends, if any, to the date fixed for liquidation, dissolution, winding-up or reduction or decrease in capital stock, before any distribution is made on the Common Stock. After payment in full of the Liquidation Preference and such dividends, if any, to which holders of Series A Preferred are entitled, such holders will not be entitled to any further participation in any distribution of assets of Holdings.

    Redemption; Automatic Conversion. If Holdings is subject to a Change in Control (as defined in the Designation) in connection with an acquisition which is not accounted for under the "pooling-of-interests" method of generally accepted accounting principles, Holdings must offer to purchase within 10 business days after the Change in Control all of the then outstanding shares of Series A Preferred at a purchase price per share, in cash, equal to the Liquidation Preference thereof plus an amount equal to 6.25% of the Liquidation Preference, compounded annually from January 7, 1999 to the purchase date (the "Call Price"). Upon the occurrence of a Change in Control in connection with an acquisition which is accounted for under the "pooling-of-interests" method of accounting, all of the then outstanding Series A Preferred will be automatically converted into Common Stock having a market value equal to 109.5% of the Call Price, valued at the closing price of the Common Stock at the close of business on the business day prior to the date of the Change in Control.

    If, after 2 1/2 years following the date of issuance of the Series A Preferred, Holdings issues for cash Common Stock or a series of preferred stock convertible into Common Stock, in either a public offering or a bona fide private financing, for a price for the Common Stock (including any amount payable upon conversion of such preferred stock) below the then current conversion price of Series A Preferred into Common Stock (currently $25 per share) (a "Reduced Price Offering"), then Holdings must make an offer to apply towards the purchase of outstanding shares of Series A Preferred, at the Call Price, 40% of the amount by which the net cash proceeds from any such Reduced Price Offering and for all other Reduced Price Offerings consummated during the preceding 12 months (but excluding any Reduced Price Offerings prior to June 30, 2001) exceeds an aggregate of $50,000,000, less a credit for all amounts theretofore paid for such purchases during such 12-month period.

Warrants, Options and Convertible Securities

    There are currently outstanding warrants to purchase an aggregate of 6,539,329 shares of Common Stock. Such warrants provides for a weighted average exercise price of $10.18 per share.

    There are currently outstanding options to purchase an aggregate of 14,447,647 shares of Common Stock (which includes options to purchase 4,013,039 shares which were assumed in the U.S. Rentals Merger). These options provide for a weighted average exercise price of $19.93 per share. Of these options, options to purchase an aggregate of 4,810,394 shares of Common Stock are currently exercisable and options to purchase 9,637,253 shares of Common Stock will become exercisable in installments over specified periods.

Convertible Quarterly Income Preferred Securities

    A subsidiary trust of Holdings has issued $300 million of Trust Preferred Securities as described under "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Certain Information Concerning Preferred Securities." These securities are convertible at the option of the holders thereof into Common Stock at a conversion price equivalent to $43.63 per share (subject to adjustment).

Transfer Agent and Registrar

    American Stock Transfer & Trust Company serves as transfer agent and registrar for the Common Stock.

                     CERTAIN CHARTER AND BY-LAW PROVISIONS

    The following brief description of certain provisions of Holdings' Certificate of Incorporation (the "Certificate") and By-laws does not purport to be complete and is subject in all respects to the provisions of the Certificate and By-laws, copies of which have been filed as exhibits to the Registration Statement of which this prospectus forms a part.

Classified Board of Directors

    The Certificate provides that the directors (other than directors elected by holders of Preferred Stock) shall be divided into three classes and that the number of directors in each class shall be as nearly equal as is possible based upon the number of directors constituting the entire Board. The Certificate effectively provides that the term of office of the first class will expire at the first annual meeting of stockholders following January 1, 1999, the term of office of the second class will expire at the second annual meeting of stockholders following January 1, 1999, and the term of office of the third class will expire at the third annual meeting of stockholders following January 1, 1999. At each annual meeting of stockholders, successors to directors of the class whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

    The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board. Such a delay may help ensure that the Company's directors, if confronted by a third party attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the stockholders. However, such classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. The classification of the Board could thus increase the likelihood that incumbent directors will retain their positions.

Number of Directors; Removal; Filling Vacancies

    The Certificate provides that, subject to any rights of holders of Preferred Stock to elect directors, the number of directors comprising the entire Board will be fixed from time to time by action of not less than a majority of the directors then in office. If the number of directors is at any time fixed at three or greater, then thereafter in no event shall such number be less than three or more than nine, unless approved by action of not less than two-thirds of the directors then in office. In addition, the Certificate provides that, subject to any rights of holders of Preferred Stock, newly created directorships resulting from an increase in the authorized number of directors or vacancies on the Board resulting from death, resignation, retirement, disqualification or removal of directors or any other cause may be filled only by the Board (and not by the stockholders unless there are no directors in office), provided that a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. Accordingly, the Board could prevent any stockholder from enlarging the Board and filling the new directorships with such stockholder's own nominees.

    Under the Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. The Certificate provides that directors may be removed only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

    The provisions of the Certificate governing the number of directors, their removal and the filling of vacancies may have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company, or of attempting to change the composition or policies of the Board, even though such attempts might be beneficial to the Company or its stockholders. These provisions of the Certificate could thus increase the likelihood that incumbent directors retain their positions.

Limitation on Special Meetings; No Stockholder Action by Written Consent

    The Certificate and the By-laws provide that (subject to the rights, if any, of holders of any class or series of Preferred Stock then outstanding) (i) only a majority of the Board of Directors or the chief executive officer will be able to call a special meeting of stockholders; (ii) the business permitted to be conducted at a special meeting of stockholders shall be limited to matters properly brought before the meeting by or at the direction of the Board of Directors; and (iii) stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and may not be taken by written consent. These provisions, taken together, prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the Board, except at an annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

    The By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as director, or to bring other business before an annual meeting of stockholders of Holdings (the "Stockholder Notice Procedure").

    The Stockholder Notice Procedure provides that, subject to the rights of any holders of Preferred Stock, only persons who are nominated by or at the direction of the Board, any committee appointed by the Board, or by a stockholder who has given timely written notice to the Secretary of Holdings prior to the meeting at which directors are to be elected, will be eligible for election as directors of Holdings. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board, any committee appointed by the Board, or by a stockholder who has given timely written notice to the Secretary of Holdings of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, to be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting must be received by Holdings not less than 60 days nor more than 90 days prior to the scheduled date of the meeting (or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given, then the 15th day following the earlier of (i) the day such notice was mailed or (ii) the day such public disclosure was made).

    Under the Stockholder Notice Procedure, a stockholder's notice to Holdings proposing to nominate a person for election as director must contain certain information about the nominating stockholder and the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder. If the Chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

    By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure affords the Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure also provides a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board, provides the Board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

                                 LEGAL MATTERS

    Certain legal matters in connection with the offering described in this prospectus will be passed upon for the Company by Weil, Gotshal & Manges LLP, New York, New York, and Ehrenreich Eilenberg Krause & Zivian LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited the following financial statements, as set forth in their reports, which are included herein or incorporated in this prospectus by reference:

  . the consolidated financial statements of United Rentals, Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included herein;

  . the financial statements of Mission Valley Rentals, Inc. at June 30, 1996 and 1997 and for the years then ended, included in the Company's Current Report on Form 8-K/A dated February 4, 1998; and

  . the financial statements of Power Rental Co. Inc. at July 31, 1997 and for the year then ended, included in the Company's Current Report on Form 8-K/A dated July 21, 1998 and in the Company's Current Report on Form 8-K dated December 24, 1998.

These financial statements are included herein or incorporated herein by reference in reliance on their reports, given on their authority as experts in accounting and auditing.

    The combined financial statements of Equipment Supply Co., Inc. and Affiliates as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included in the Company's Current Reports on Form 8-K dated July 21, 1998 and December 24, 1998, have been audited by BDO Seidman, LLP independent certified public accountants, as set forth in their report thereon included therein, and are incorporated by reference herein in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of McClinch, Inc. and subsidiaries as of January 31, 1998 and August 31, 1998, and for the year ended January 31, 1998 and the financial statements of McClinch Equipment Services, Inc. as of December 31, 1997 and August 31, 1998, and for the year ended December 31, 1997, included in the Company's Current Report on Form 8-K dated December 24, 1998, have been audited by PricewaterhouseCoopers L.L.P., independent accountants, as set forth in their reports thereon included therein, and are incorporated by reference herein in reliance on such reports given upon the authority of such firm as experts in accounting and auditing.

    The combined financial statements of BNR Group of Companies as of March 31, 1996 and 1997 and for the years ended March 31, 1996 and 1997 included in the Company's Current Report on Form 8-K/A dated February 4, 1998, have been audited by KPMG LLP, independent chartered accountants, as set forth in their report thereon included therein and are incorporated by reference herein in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

    The audited financial statements of Access Rentals, Inc. and Subsidiary and Affiliate, included in the Company's Current Report on Form 8-K/A dated February 4, 1998, have been incorporated by reference herein in reliance upon the report of Battaglia, Andrews & Moag, P.C., independent certified public accountants, 210 East Main Street, Batavia, New York 14020, for the periods indicated, given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
     Pro Forma Unaudited Consolidated Financial Statements of United
  I. Rentals, Inc.
     Introduction.......................................................   F-2
     Pro Forma Consolidated Balance Sheet--December 31, 1998
      (unaudited).......................................................   F-3
     Pro Forma Consolidated Statement of Operations for the year ended
      December 31, 1998 (unaudited).....................................   F-4
     Notes to Pro Forma Unaudited Consolidated Financial Statements.....   F-5
 II. Consolidated Financial Statements of United Rentals, Inc.
     Report of Independent Auditors.....................................   F-7
     Consolidated Balance Sheets--December 31, 1998 and 1997............   F-8
     Consolidated Statements of Operations for the years ended December
      31, 1998, 1997 and 1996...........................................   F-9
     Consolidated Statements of Stockholders' Equity for the years ended
      December 31, 1998, 1997 and 1996..................................   F-10
     Consolidated Statements of Cash Flows for the years ended December
      31, 1998, 1997 and 1996...........................................   F-11
     Notes to Consolidated Financial Statements.........................   F-13

                              UNITED RENTALS, INC.

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

    The following pro forma unaudited consolidated balance sheet of the Company gives effect to the acquisitions completed by the Company subsequent to December 31, 1998 and the financing thereof, as if all such transactions had occurred on December 31, 1998.

    The following pro forma unaudited consolidated statement of operations with respect to the year ended December 31, 1998, gives effect to each acquisition completed by the Company after the beginning of the year and the financing thereof and as if all such transactions had occurred at the beginning of the year.

    The pro forma consolidated financial statements are based upon certain assumptions and estimates which are subject to change. These statements are not necessarily indicative of the actual results of operations that might have occurred, nor are they necessarily indicative of expected results in the future.

    The pro forma consolidated financial statements should be read in conjunction with the Company's historical Consolidated Financial Statements and related notes included elsewhere in this prospectus and the Financial Statements and related notes incorporated by reference in this prospectus of certain of the companies we acquired.

                              UNITED RENTALS, INC.

                 PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET

                             December 31, 1998

                            United
                           Rentals   Acquisitions Adjustments    Pro Forma
                          ---------- ------------ -----------    ----------
                                                (In thousands)
ASSETS:
Cash and cash
 equivalents............  $   20,410   $   577     $ (16,987)(a) $    4,000
Accounts receivable,
 net....................     233,282     5,331                      238,613
Inventory...............      70,994     3,242                       74,236
Rental equipment, net...   1,143,006    16,974         9,520 (b)  1,169,500
Property and equipment,
 net....................     185,511     1,893          (380)(c)    187,024
Intangible assets, net..     922,065                  35,697 (d)    957,762
Prepaid expenses and
 other assets...........      59,395     2,062                       61,457
                          ----------   -------     ---------     ----------
                          $2,634,663   $30,079     $  27,850     $2,692,592
                          ==========   =======     =========     ==========
LIABILITIES AND
 STOCKHOLDERS' EQUITY:
Liabilities:
Accounts payable,
 accrued expenses and
 other liabilities......  $  293,859   $ 7,061                   $  300,920
Debt....................   1,314,574    14,052     $ (14,052)(e)  1,365,442
                                                      50,868 (f)
                          ----------   -------     ---------     ----------
 Total liabilities......   1,608,433    21,113        36,816      1,666,362
Company-obligated
 mandatorily redeemable
 convertible preferred
 securities of a
 subsidiary trust.......     300,000                                300,000
Stockholders' equity:
Common stock............         684        99           (99)(g)        684
Additional paid-in
 capital................     689,018    (1,039)        1,039 (g)    689,018
Retained earnings.......      36,528     9,906        (9,906)(g)     36,528
                          ----------   -------     ---------     ----------
 Total stockholders'
  equity................     726,230     8,966        (8,966)       726,230
                          ----------   -------     ---------     ----------
                          $2,634,663   $30,079     $  27,850     $2,692,592
                          ==========   =======     =========     ==========


      See notes to pro forma unaudited Consolidated Financial Statements.

                              UNITED RENTALS, INC.

            PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

                   For the Year Ended December 31, 1998

                                                        Equipment
                                                          Supply   McClinch Inc.
                                      Access    Power   Co., Inc.  and McClinch
                           United    Rentals,  Rental      and       Equipment      Other
                           Rentals     Inc.   Co., Inc. Affiliates Service, Inc. Acquisitions Adjustments   Pro Forma
                          ---------  -------- --------- ---------- ------------- ------------ -----------   ----------
                                                  (In thousands, except per share amounts)
Revenues
 Equipment rentals......  $ 895,466   $2,313   $ 6,295   $34,382      $16,515      $173,847                 $1,128,818
 Sales of equipment,
  merchandise and other
  revenue...............    324,816      841     1,555     8,958        5,601       129,897                    471,668
                          ---------   ------   -------   -------      -------      --------     -------     ----------
Total revenues..........  1,220,282    3,154     7,850    43,340       22,116       303,744                  1,600,486
Cost of revenues
 Cost of equipment
  rentals, excluding
  depreciation..........    394,750    1,131     3,416    12,529        6,770        69,511                    488,107
 Depreciation of rental
  equipment.............    175,910      402     2,987    10,368        3,316        40,176     $(9,124)(a)    224,035
 Cost of sales and other
  operating costs.......    226,174      741       638     7,267        3,795        86,701                    325,316
                          ---------   ------   -------   -------      -------      --------     -------     ----------
Total cost of revenues..    796,834    2,274     7,041    30,164       13,881       196,388      (9,124)     1,037,458
                          ---------   ------   -------   -------      -------      --------     -------     ----------
Gross profit............    423,448      880       809    13,176        8,235       107,356       9,124        563,028
Selling, general and
 administrative
 expenses...............    195,620      774     3,200     9,672        3,535        76,315     (17,258)(b)    271,791
                                                                                                    (67)(c)
Merger-related
 expenses...............     47,178                                                                             47,178
Non-rental depreciation
 and amortization.......     35,248       23       304       359          382         4,897       6,813 (d)     48,026
                          ---------   ------   -------   -------      -------      --------     -------     ----------
Operating income
 (loss).................    145,402       83    (2,695)    3,145        4,318        26,144      19,636        196,033
Interest expense........     64,157      147       631     4,220          763        10,662     (16,423)(e)     88,007
                                                                                                 23,850 (f)
Preferred dividends of a
 subsidiary trust.......      7,854                                                                              7,854
Other (income) expense,
 net....................     (4,906)     (52)      (95)     (198)         (51)       (4,797)                   (10,099)
                          ---------   ------   -------   -------      -------      --------     -------     ----------
Income (loss) before
 provision for income
 taxes and extraordinary
 item...................     78,297      (12)   (3,231)     (877)       3,606        20,279      12,209        110,271
Provision for income
 taxes..................     43,499                       (2,638)         896         2,087      11,460 (g)     55,304
                          ---------   ------   -------   -------      -------      --------     -------     ----------
Income (loss) before
 extraordinary item.....  $  34,798   $  (12)  $(3,231)  $ 1,761      $ 2,710      $ 18,192     $   749     $   54,967
                          =========   ======   =======   =======      =======      ========     =======     ==========
Basic earnings per share
 before extraordinary
 item...................  $    0.53                                                                         $     0.80
                          =========                                                                         ==========
Diluted earnings per
 share before
 extraordinary item.....  $    0.48                                                                         $     0.73
                          =========                                                                         ==========


      See notes to pro forma unaudited Consolidated Financial Statements.

                             UNITED RENTALS, INC.

        NOTES TO PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                (In Thousands)

1. Basis of Presentation

    The Company is a large geographically diversified equipment rental company in the United States, Canada and Mexico. The Company rents a broad array of equipment to a diverse customer base that includes construction industry participants, industrial companies, homeowners and other individuals. The Company also sells rental equipment, acts as a distributor for certain new equipment, and sells related merchandise and parts.

    The financial data for United Rentals, Inc. is derived from the historical financial statements of the Company. The financial data for each of the acquisitions is derived from the respective historical financial statements of such companies. The results of operations for each acquisition acquired during a period presented includes the results of operations from the beginning of such period through the date of acquisition.

2. Acquisitions

    Since its formation, the Company has completed a total of 101 acquisitions through February 26, 1999.

    Based upon management's preliminary estimates, it is estimated that the carrying value of the assets and liabilities of the 11 companies acquired by the Company subsequent to December 31, 1998 approximates fair value, with the exception of rental equipment and other property and equipment, which required adjustments to reflect fair market value. The following table presents the allocation of purchase price of each of the 11 companies acquired by the Company subsequent to December 31, 1998:

Purchase price......................................................... $53,803
Net assets acquired....................................................   8,966
Fair value adjustments:
  Rental equipment.....................................................   9,520
  Property and equipment...............................................    (380)
                                                                        -------
Intangible assets recorded............................................. $35,697
                                                                        =======

3. Pro Forma Adjustments

   Balance sheet adjustments:

  a. Records the portion of the acquisition consideration and debt repayment paid from available cash on hand.

  b.Adjusts the carrying value of rental equipment to fair market value.

  c.Adjusts the carrying value of property and equipment to fair market value.

  d. Records the excess of the acquisition consideration over the estimated fair value of net assets acquired.

  e.Records the repayment of certain indebtedness of the acquisitions.

  f. Records the portion of the acquisition consideration and debt repayment funded by borrowing under United Rentals' credit facility and seller notes.

  g.Records the elimination of the stockholders' equity of the acquisitions.

      Statement of operations adjustments:

  a. Adjusts the depreciation of rental equipment and other property and equipment based upon adjusted carrying values utilizing the following lives (subject to a salvage value ranging from 0 to 10%):

       Rental equipment.............................................. 2-10 years
       Other property and equipment.................................. 2-15 years

  b. Adjusts the compensation to former owners and executives of the acquisitions to current levels of compensation.

  c. Adjusts the lease expense for real estate utilized by the acquisitions to current lease agreements.

  d. Records the amortization of the excess of cost over net assets acquired attributable to the acquisitions using an estimated life of 40 years.

  e. Eliminates interest expense related to the outstanding indebtedness of the acquisitions which was repaid by United Rentals.

  f. Records interest expense relating to the portion of the acquisitions funded through borrowing under United Rentals' credit facility using a rate per annum of 7%, senior subordinated notes using a rate per annum of 9 1/2%, term loan using a rate per annum of 7.6% and seller notes using a rate per annum of 7.0%.

  g. Records a provision for income taxes at an estimated rate of 41%, less the tax benefit for merger-related expenses of $14,000 and a charge of $4,750 to recognize deferred tax liabilities of a company acquired in a pooling-of-interests transaction.

4. Earnings Per Share

    Pro forma earnings per share is calculated by dividing income before extraordinary item by the weighted average shares outstanding during the period. The weighted average outstanding shares during the period is calculated as follows:

   Basic:
   Weighted average common shares........................................ 66,225
   Adjustment for shares issued for acquisitions.........................  2,196
                                                                          ------
                                                                          68,421
                                                                          ======
   Diluted:
   Weighted average common shares........................................ 66,225
   Adjustment for shares issued for acquisitions.........................  2,196
   Effect of dilutive securities.........................................  6,850
                                                                          ------
                                                                          75,271
                                                                          ======

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
United Rentals, Inc.

    We have audited the accompanying consolidated balance sheets of United Rentals, Inc. as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the management of United Rentals, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Rentals, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                                   /s/ Ernst & Young LLP

MetroPark, New Jersey

February 17, 1999,

except for Note 17, as
to which the date is

February 26, 1999

                              UNITED RENTALS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                               December 31
                                                           --------------------
                                                              1998       1997
                                                           ----------  --------
                                                             (In thousands,
                                                           except share data)
Assets
Cash and cash equivalents................................. $   20,410  $ 72,411
Accounts receivable, net of allowance for doubtful
 accounts of $41,201 and $11,085 at 1998 and 1997,
 respectively.............................................    233,282    82,592
Inventory.................................................     70,994    21,778
Prepaid expenses and other assets.........................     59,395    16,287
Rental equipment, net.....................................  1,143,006   461,026
Property and equipment, net...............................    185,511    98,268
Intangible assets, net of accumulated amortization of
 $14,520 and $568 at 1998 and 1997, respectively..........    922,065    73,648
                                                           ----------  --------
                                                           $2,634,663  $826,010
                                                           ==========  ========
Liabilities and Stockholders' Equity
Liabilities:
  Accounts payable........................................ $  121,940  $ 41,392
  Debt....................................................  1,314,574   264,573
  Deferred taxes..........................................     43,560    24,395
  Accrued expenses and other liabilities..................    128,359    49,262
                                                           ----------  --------
    Total liabilities.....................................  1,608,433   379,622
Commitments and contingencies
Company-obligated manditorily redeemable convertible
 preferred securities of a subsidiary trust...............    300,000
Stockholders' equity:
  Preferred stock--$.01 par value, 5,000,000 shares
   authorized, No shares issued and outstanding...........
  Common stock--$.01 par value, 500,000,000 shares
   authorized in 1998 and 75,000,000 in 1997, 68,427,999
   shares issued and outstanding in 1998 and 56,239,375 in
   1997...................................................        684       562
  Additional paid-in capital..............................    689,018   401,758
  Retained earnings.......................................     36,809    44,068
  Accumulated other comprehensive income..................       (281)
                                                           ----------  --------
    Total stockholders' equity............................    726,230   446,388
                                                           ----------  --------
                                                           $2,634,663  $826,010
                                                           ==========  ========

                            See accompanying notes.

                              UNITED RENTALS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                            Year Ended December 31
                                  --------------------------------------------
                                       1998           1997           1996
                                  --------------  -------------  -------------
                                   (in thousands, except per share amounts)
Revenues:
 Equipment rentals..............  $      895,466       $388,181  $     295,308
 Sales of rental equipment......         119,620         41,406         25,518
 Sales of new equipment,
  merchandise and other
  revenues......................         205,196         60,251         33,652
                                  --------------  -------------  -------------
Total revenues..................       1,220,282        489,838        354,478
Cost of revenues:
 Cost of equipment rentals,
  excluding depreciation........         394,750        189,578        138,018
 Depreciation of rental
  equipment.....................         175,910         82,097         65,294
 Cost of rental equipment
  sales.........................          66,136         20,455         10,570
 Cost of new equipment and
  merchandise sales and other
  operating costs...............         160,038         48,416         27,563
                                  --------------  -------------  -------------
Total cost of revenues..........         796,834        340,546        241,445
                                  --------------  -------------  -------------
Gross profit....................         423,448        149,292        113,033
Selling, general and
 administrative expenses........         195,620         70,835         54,721
Merger-related expenses.........          47,178
Non-rental depreciation and
 amortization...................          35,248         13,424          9,387
Termination cost of deferred
 compensation agreements........                         20,290
                                  --------------  -------------  -------------
Operating income................         145,402         44,743         48,925
Interest expense................          64,157         11,847         11,278
Preferred dividends of a
 subsidiary trust...............           7,854
Other (income) expense, net.....          (4,906)        (2,021)          (499)
                                  --------------  -------------  -------------
Income before provision for
 income taxes and extraordinary
 items..........................          78,297         34,917         38,146
Provision for income taxes......          43,499         29,508            420
                                  --------------  -------------  -------------
Income before extraordinary
 items..........................          34,798          5,409         37,726
Extraordinary items, net of tax
 benefit of $14,255 in 1998 and
 $995 in 1997...................          21,337          1,511
                                  --------------  -------------  -------------
Net income......................  $       13,461  $       3,898  $      37,726
                                  ==============  =============  =============
Basic earnings before
 extraordinary items per share..  $         0.53  $        0.12  $        1.67
                                  ==============  =============  =============
Diluted earnings before
 extraordinary items per share..  $         0.48  $        0.11  $        1.67
                                  ==============  =============  =============
Basic earnings per share........  $         0.20  $        0.08  $        1.67
                                  ==============  =============  =============
Diluted earnings per share......  $         0.18  $        0.08  $        1.67
                                  ==============  =============  =============
Unaudited pro forma data (Note
 9):
 Historical income before income
  taxes and extraordinary
  items.........................  $       78,297  $      34,917  $      38,146
 Pro forma income tax expense...          44,386         14,176         15,487
                                  --------------  -------------  -------------
 Pro forma income before
  extraordinary items...........  $       33,911  $      20,741  $      22,659
                                  ==============  =============  =============
 Pro forma basic income before
  extraordinary items per
  share.........................  $         0.51  $        0.44  $        1.00
                                  ==============  =============  =============
 Pro forma diluted income before
  extraordinary items per
  share.........................  $         0.46  $        0.42  $        1.00
                                  ==============  =============  =============

                            See accompanying notes.

                              UNITED RENTALS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                           Common Stock
                         ------------------
                                                                                Accumulated
                                            Additional                             Other
                           Number            Paid-in   Retained  Comprehensive Comprehensive
                         of Shares   Amount  Capital   Earnings     Income        Income
                         ----------  ------ ---------- --------  ------------- -------------
                                       (In thousands, except share amounts)
Balance, December 31,
 1995................... 22,661,994   $227   $ 13,383  $ 90,719
  Subchapter S
   distributions of a
   pooled entity........                                (36,530)
  Treasury stock
   purchase.............    (25,229)             (105)
  Net income............                                 37,726
                         ----------   ----   --------  --------     -------        -----
Balance, December 31,
 1996................... 22,636,765    227     13,278    91,915
  Issuance of common
   stock and warrants... 33,602,610    335    343,797
  Distribution of non-
   operating assets,
   net..................                       (4,219)
  Reclassification of
   Subchapter S
   accumulated earnings
   to paid-in capital...                       48,902   (48,902)
  Subchapter S
   distributions of a
   pooled entity........                                 (2,843)
  Net income............                                  3,898
                         ----------   ----   --------  --------     -------        -----
Balance, December 31,
 1997................... 56,239,375    562    401,758    44,068
  Comprehensive income:
   Net income...........                                 13,461     $13,461
   Other comprehensive
    income:
     Foreign currency
      translation
      adjustments.......                                               (281)       $(281)
                                                                    -------
  Comprehensive income..                                            $13,180
                                                                    =======
  Issuance of common
   stock and warrants... 10,813,255    108    267,214
  Conversion of
   convertible notes....     30,947               461
  Cancellation of common
   stock................   (137,600)    (1)         1
  Reclassification of
   Subchapter S
   accumulated earnings
   to paid-in-capital...                       18,979   (18,979)
  Pooling-of-interests..  1,456,997     15        (14)    1,795
  Exercise of common
   stock options........     25,025               619
  Subchapter S
   distributions of a
   pooled entity........                                 (3,536)
                         ----------   ----   --------  --------                    -----
Balance, December 31,
 1998................... 68,427,999   $684   $689,018  $ 36,809                    $(281)
                         ==========   ====   ========  ========                    =====

                            See accompanying notes.

                              UNITED RENTALS, INC.

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Year Ended December 31
                                              ---------------------------------
                                                 1998        1997       1996
                                              -----------  ---------  ---------
                                                      (In thousands)
Cash Flows From Operating Activities:
Net income..................................  $    13,461  $   3,898  $  37,726
Adjustments to reconcile net income to net
 cash provided by operating activities:
 Depreciation and amortization..............      211,158     95,521     74,681
 Amortization of original issue discount and
  deferred financing fees...................        1,153
 Gain on sale of rental equipment...........      (53,484)   (20,951)   (14,948)
 Gain on sales of businesses................       (4,189)
 Write down of assets held for sale.........        4,040
 Non-cash interest, net.....................                     201
 Extraordinary items........................       35,592      2,506
 Deferred taxes.............................       27,345     25,075
Changes in operating assets and liabilities:
 Accounts receivable........................      (53,368)   (19,837)    (8,271)
 Inventory..................................       (6,392)    (3,785)    (1,148)
 Prepaid expenses and other assets..........       (3,526)    (9,821)    (2,219)
 Accounts payable...........................       39,251     11,704     (7,966)
 Accrued expenses and other liabilities.....        5,088      8,618      8,116
                                              -----------  ---------  ---------
 Net cash provided by operating activities..      216,129     93,129     85,971
                                              -----------  ---------  ---------
Cash Flows From Investing Activities:
Purchases of rental equipment...............     (479,534)  (268,548)  (116,021)
Purchases of property and equipment.........      (84,617)   (53,653)   (27,269)
Proceeds from sales of rental equipment.....      119,620     41,406     25,518
Proceeds from sales of businesses...........       10,640
Collection of notes receivable..............                     122      2,537
Purchase of other companies.................     (911,837)  (115,528)   (15,033)
Payment of contingent purchase price........       (3,956)
In-process acquisition costs................         (241)      (129)
                                              -----------  ---------  ---------
 Net cash used in investing activities......   (1,349,925)  (396,330)  (130,268)
                                              -----------  ---------  ---------
Cash Flows From Financing Activities:
Proceeds from issuance of common stock, net
 of issuance costs..........................      207,005    340,738
Proceeds from debt..........................    2,363,637    308,858    131,053
Payments on debt............................   (1,785,667)  (271,418)   (50,713)
Proceeds from sale-leaseback................       35,000
Proceeds from the issuance of redeemable
 convertible preferred securities...........      300,000
Payment of financing costs..................      (34,982)    (1,631)      (230)
Proceeds from the exercise of common stock
 options....................................          619
Subchapter S distributions of a pooled
 entity.....................................       (3,536)    (2,843)   (36,530)
Purchase of treasury stock..................                               (105)
Cash retained by Predecessor in connection
 with Recapitalization......................                    (998)
                                              -----------  ---------  ---------
 Net cash provided by financing activities..    1,082,076    372,706     43,475
Effect of foreign exchange rates............         (281)
                                              -----------  ---------  ---------
Net increase (decrease) in cash and cash
 equivalents................................      (52,001)    69,505       (822)
Cash and cash equivalents at beginning of
 year.......................................       72,411      2,906      3,728
                                              -----------  ---------  ---------
Cash and cash equivalents at end of year....  $    20,410  $  72,411  $   2,906
                                              ===========  =========  =========

                            See accompanying notes.

                           UNITED RENTALS, INC.

                                                     Year Ended December 31
                                                   -----------------------------
                                                      1998       1997     1996
                                                   ----------  --------  -------
                                                         (In thousands)
Supplemental disclosure of cash flow information:
Cash paid for interest...........................  $   43,157  $ 13,090  $13,766
Cash paid for taxes..............................  $   10,224  $ 11,487  $   399
Deferred compensation and bonus payments through
 issuance of common stock........................              $    486
Net assets retained by Predecessor in connection
 with Recapitalization...........................              $  3,221
Supplemental schedule of non-cash investing and
 financing activities
During the year ended December 31, 1998,
 convertible notes in the original principal
 amount of $500 were converted into 31 shares of
 common stock
The Company acquired the net assets and assumed
 certain liabilities of other companies as
 follows:
 Assets, net of cash acquired....................  $1,501,467  $162,954  $15,033
 Liabilities assumed.............................    (518,861)  (43,301)
 Less:
 Amounts paid in common stock and warrants.......     (60,304)   (3,825)
 Amounts paid through issuance of debt...........     (10,465)     (300)
                                                   ----------  --------  -------
Net cash paid....................................  $  911,837  $115,528  $15,033
                                                   ==========  ========  =======




                            See accompanying notes.

                              UNITED RENTALS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (Dollars in thousands, except share and per share amounts)

1. Organization and Basis of Presentation

    United Rentals, Inc. is principally a holding company ("Holdings") and conducts its operations primarily through its wholly owned subsidiary United Rentals (North America), Inc. ("URI") and subsidiaries of URI. URI was incorporated in August 1997, initially capitalized in September 1997 and commenced equipment rental operations in October 1997. Holdings was incorporated in July 1998 and became the parent of URI on August 5, 1998, pursuant to the reorganization of the legal structure of URI described in Note
10. Prior to such reorganization, the name of URI was United Rentals, Inc. References herein to the "Company" refer to Holdings and its subsidiaries, with respect to periods following the reorganization, and to URI and its subsidiaries, with respect to periods prior to the reorganization. As a result of the reorganization, Holdings' primary asset is its sole ownership of all issued and outstanding shares of common stock of URI. URI's various credit agreements and debt instruments place restrictions on its ability to transfer funds to its shareholder.

    The Company rents a broad array of equipment to a diverse customer base that includes construction industry participants, industrial companies, homeowners and others in the United States, Canada and Mexico. The Company also engages in related activities such as selling rental equipment, acting as a distributor for certain new equipment and selling related merchandise and parts. The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Consequently, consistent with industry practice, the accompanying balance sheets are presented on an unclassified basis.

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, giving retroactive effect for the reorganization for all periods presented. All significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements for the years ended December 31, 1997 and 1996 include the accounts of certain acquisitions completed in 1998 that were accounted for as poolings-of-interests, as described in Note 3.

2. Summary of Significant Accounting Policies

Cash Equivalents

    The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Inventory

    Inventory consists of equipment, tools, parts, fuel and related supply items. Inventory is stated at the lower of cost or market. Cost is determined on either a weighted average or first-in, first-out method.

Rental Equipment

    Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment generally using the straight-line method. The range of useful lives estimated by management for rental equipment is two to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. Rental equipment having a cost of $0.5 or less is expensed at the time of purchase. Ordinary maintenance and repair costs are charged to operations as incurred.

                              UNITED RENTALS, INC.

Property and Equipment

    Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The range of useful lives estimated by management for property and equipment is two to thirty-nine years. Ordinary maintenance and repair costs are charged to operations as incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining life of the lease, whichever is shorter.

Intangible Assets

    Intangible assets consist of the excess of cost over the value of identifiable net assets of businesses acquired and are being amortized on a straight-line basis over forty years.

Long-Lived Assets

    Long-lived assets are recorded at the lower of amortized cost or fair value. As part of an ongoing review of the valuation of long-lived assets, management assesses the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates that the carrying value of these assets may not be recoverable, as determined by a nondiscounted cash flow analysis over the remaining useful life, the carrying value would be reduced to its estimated fair value. There have been no material impairments recognized in these financial statements.

Fair Value of Financial Instruments

    The carrying amounts reported in the balance sheets for accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to the immediate to short-term maturity of these financial instruments. The fair values of the Credit Facility, other lines of credit, the Term Loan and the demand note to stockholder are determined using current interest rates for similar instruments as of December 31, 1998 and 1997 and approximate the carrying value of these financial instruments due to the fact that the underlying instruments include provisions to adjust interest rates to approximate fair market value. The estimated fair value of the Company's other financial instruments at December 31, 1998 and 1997 are based upon available market information and are as follows:

                                    1998                       1997
                         -------------------------- --------------------------
                         Carrying Amount Fair Value Carrying Amount Fair Value
                         --------------- ---------- --------------- ----------
Redeemable convertible
 preferred securities...    $300,000      $289,128
Senior subordinated
 notes..................     700,153       705,425
Seller notes............      10,465        10,465
Other debt..............      27,456        27,456      $6,360        $6,360

Revenue Recognition

    Revenue related to the sale of equipment and merchandise is recognized at the point of sale. Revenue related to rental equipment is recognized over the contract term.

                              UNITED RENTALS, INC.

Advertising Expense

    The Company advertises primarily through trade publications and yellow pages. Advertising costs are expensed as incurred and totaled $13,540, $6,866 and $4,487 for the years ended December 31, 1998, 1997 and 1996, respectively.

Income Taxes

    The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not realized in future periods.

    U.S. Rentals, Inc. ("U.S. Rentals") (prior to February 20, 1997) and Rental Tools and Equipment Co. ("Rental Tools") (prior to August 24, 1998) elected to be treated as Subchapter S Corporations (See Note 9).

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company maintains cash and cash equivalents with high quality financial institutions.

    Concentration of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company's customer base. No single customer represents greater than 10% of total accounts receivable. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

Stock-Based Compensation

    The Company accounts for its stock based compensation arrangements under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Since stock options are granted by the Company with exercise prices at or greater than the fair value of the shares at the date of grant, no compensation expense is recognized.

Computation of Earnings Per Share

    Earnings per share is calculated under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". Common stock issued for consideration below the initial public offering price ("IPO price") of $13.50 per share at which shares were sold in the Company's initial public offering (the "IPO"), and stock options and warrants granted with exercise prices below the IPO price per share during the twelve months preceding the date of the initial filing of the registration statement for the IPO are included in the calculation of common equivalent shares at the IPO price per share.

                              UNITED RENTALS, INC.

Related Party Transactions

    As disclosed in these financial statements, the Company has participated in certain transactions with related parties. In the opinion of management, all transactions with related parties have been conducted on terms which are fair and equitable.

Insurance

    The Company is insured for general liability, workers' compensation, and group medical claims up to a specified claim and aggregate amounts (subject to a deductible of $500). Insured losses subject to this deductible are accrued based upon the aggregate liability for reported claims incurred and an estimated liability for claims incurred but not reported. These liabilities are not discounted.

Impact of Recently Issued Accounting Standards

    For the year ended December 31, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in primary financial statements. SFAS No. 130 requires the Company's foreign currency translation adjustments to be included in other comprehensive income. The adoption of SFAS No. 130 had no impact on the Company's net income or shareholders' equity.


    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities. The Company is required to adopt SFAS No. 133 beginning January 1, 2000. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Reclassifications

    Certain prior year balances have been reclassified to conform to the 1998 presentation.

3. Acquisitions

    During the year ended December 31, 1998, the Company completed 84 acquisitions. Three of such acquisitions were accounted for as poolings-of-interests (the "Pooling Transactions") and 81 were accounted for as purchases.

Acquisitions Accounted for as Poolings-of-Interests

    On August 24, 1998, the Company issued 2,744,368 shares of its common stock for all of the outstanding shares of common stock of Rental Tools. This transaction was accounted for as a pooling-of-interests and, accordingly, the 1997 and 1996 consolidated financial statements were previously restated to include the accounts of Rental Tools.

                              UNITED RENTALS, INC.

    On September 24, 1998, the Company issued 1,456,997 shares of its common stock for all of the outstanding shares of common stock of Wynne Systems, Inc. ("Wynne"). This transaction was accounted for as a pooling-of-interests; however, this transaction was not material to the Company's consolidated operations and financial position and, therefore, the Company's financial statements have not been restated for this transaction but have been combined beginning July 1, 1998.

    On September 29, 1998, a merger (the "Merger") of United Rentals, Inc. and U.S. Rentals was completed. The Merger was effected by having a wholly owned subsidiary of United Rentals, Inc. merge with and into U.S. Rentals. Following the Merger, United Rentals, Inc. contributed the capital stock of U.S. Rentals to URI, a wholly owned subsidiary of United Rentals, Inc. Pursuant to the Merger, each outstanding share of common stock of U.S. Rentals was converted into the right to receive 0.9625 of a share of common stock of United Rentals, Inc. An aggregate of approximately 29.6 million shares of United Rentals, Inc. common stock were issued in the Merger in exchange for the outstanding shares of U.S. Rentals common stock. The Merger was accounted for as a pooling-of-interests and, accordingly, the 1997 and 1996 consolidated financial statements were previously restated to include the accounts of U.S. Rentals.

    The table below shows the separate revenue and net income (loss) of the Company prior to the above mergers ("United"), U.S. Rentals and Rental Tools for periods prior to combination:

                                                     U.S.   Rental
                                          United   Rentals   Tools   Combined
                                         --------  -------- -------  --------
For the nine months ended September 30,
 1998:
  Revenues.............................. $311,919  $451,101 $41,242  $804,262
  Net income (loss).....................  (53,178)   43,670   4,695    (4,813)
For the year ended December 31, 1997:
  Revenues..............................   10,633   430,443  48,762   489,838
  Net income (loss).....................       34     4,830    (966)    3,898
For the year ended December 31, 1996:
  Revenues..............................            306,118  48,360   354,478
  Net income............................             33,084   4,642    37,726

Acquisitions Accounted for as Purchases

    The acquisitions completed during the years ended December 31, 1998, 1997 and 1996 include 81, 15 and 2 acquisitions, respectively, that were accounted for as purchases. The results of operations of the businesses acquired in these acquisitions have been included in the Company's results of operations from their respective acquisition dates.

    In January 1998 the Company purchased the outstanding stock and certain assets of (i) Access Rentals, Inc. and Affiliate, (ii) the BNR Group of Companies and (iii) Mission Valley Rentals, Inc. The aggregate initial consideration paid by the Company for these three acquisitions that were accounted for as purchases was $88,674 and consisted of approximately $81,433 in cash and 370,231 shares of common stock and warrants to purchase an aggregate of 30,000 shares of the Company's common stock. In addition, the Company repaid or assumed outstanding indebtedness of these three companies acquired in the aggregate amount of $64,011.

    Also during 1998, the Company purchased the outstanding stock and certain assets of (i) Power Rental Co., Inc., in June (ii) Equipment Supply Co., Inc. and Affiliates in June and (iii) McClinch Inc. and Subsidiaries and McClinch Equipment Services, Inc. in September. The aggregate initial consideration paid by the Company for these three acquisitions that were accounted for as purchases was $298,401 and consisted of approximately $277,969 in cash and 496,063 shares of

                              UNITED RENTALS, INC.

common stock. In addition, the Company repaid or assumed outstanding indebtedness of these three companies acquired in the aggregate amount of $155,414.


    The aggregate initial consideration paid by the Company for other 1998 acquisitions that were accounted for as purchases was $550,437 and consisted of approximately $507,326 in cash and 1,083,997 shares of common stock, and seller notes of $10,465. In addition, the Company repaid or assumed outstanding indebtedness of the other companies acquired in 1998 in the aggregate amount of $211,837.

    In October 1997, the Company purchased the outstanding stock of (i) A&A Tool Rentals and Sales, Inc., (ii) Bronco High-Lift, Inc., (iii) Coran Enterprises, Inc., (iv) J&J Rental Services, Inc., (v) Mercer Equipment Company and (vi) Rent-It Center, Inc. The aggregate consideration paid for these acquisitions was $56,965 in cash with the exception of two acquisitions. One acquisition included a $300 convertible note and the consideration for another acquisition was paid through the issuance of 318,712 shares of the Company's common stock. These shares were subject to adjustment so that their value will equal $3,800 based upon the average daily closing price of the Company's common stock during the 60 day period beginning December 18, 1997. In accordance with such provision, 137,600 shares of common stock issued by the Company in connection with such acquisition were canceled. In addition, the Company repaid or assumed outstanding indebtedness of the 1997 companies acquired in the aggregate amount of $43,301.

    The aggregate initial consideration paid by the Company for other 1997 acquisitions was $66,820 in cash.

    The aggregate initial consideration paid by the Company for the 1996 acquisitions was $15,033 in cash.

    The Company has agreed, through December 31, 1998 in connection with 14 acquisitions to pay to former owners additional amounts based upon specified future revenues and/or new store openings. Such amounts are limited (i) in the case of 13 of the acquisitions, to a specified maximum amount which varies from $300 to $10,000 (with the average being $1,786) and (ii) in the case of one acquisition, to an amount based upon the performance of a single store.

    The purchase prices for all acquisitions accounted for as purchases have been allocated to the assets acquired and liabilities assumed based on their respective fair values at their respective acquisition dates. However, the Company has not completed its valuation of all of its purchases and, accordingly, the purchase price allocations are subject to change when additional information concerning asset and liability valuations are completed. Contingent purchase price is capitalized when earned and amortized over the remaining life of the related asset.

    The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 1998 and 1997 as though each acquisition described above was made on January 1, for each of the periods.

                                                             1998       1997
                                                          ---------- ----------
   Revenues.............................................. $1,550,744 $1,306,406
   Net income............................................     51,963     53,264
   Basic earnings per share.............................. $     0.76 $     0.78
                                                          ========== ==========
   Diluted earnings per share............................ $     0.69 $     0.75
                                                          ========== ==========

    The unaudited pro forma results are based upon certain assumptions and estimates which are subject to change. These results are not necessarily indicative of the actual results of operations that might have occurred, nor are they necessarily indicative of expected results in the future.

                              UNITED RENTALS, INC.

Merger-Related Expenses and Extraordinary Items

    The results of operations for the year ended December 31, 1998, include pre-tax expenses related to the three Pooling Transactions totaling approximately $47,200 ($33,200 after-tax), consisting of (i) $18,500 for investment banking, legal, accounting services and other merger costs, (ii) $14,500 of expenses relating to the closing of duplicate facilities, (iii) $8,200 for employee severance and related matters, (iv) $2,100 for the write down of computer systems acquired through the U.S. Rentals merger and one of the other acquisitions accounted for as a pooling-of-interests and (v) $3,900 in other expenses.

    The Company recorded pre-tax extraordinary items of $35,592 ($21,337 after-tax) in 1998 and $2,506 ($1,511 after tax) in 1997. The charge in 1998 related to the early extinguishment of debt primarily related to the Merger with U.S. Rentals. The charge in 1997 resulted from the prepayment of certain debt by U.S. Rentals.

4. Related Party Transactions

    On February 20, 1997, U.S. Rentals completed a recapitalization upon completing its initial public offering whereby it exchanged 20,748,975 shares of its common stock for all the operating assets and liabilities of its predecessor (the "Recapitalization"). The predecessor retained only non-operating assets and liabilities, including $25,700 of notes receivable from an affiliate and $24,400 of notes payable to related parties. In conjunction with the Recapitalization, certain deferred compensation agreements totaling $20,290 were terminated and expensed. Unless otherwise indicated, U.S. Rentals also refers to the Predecessor prior to the Recapitalization.

    Prior to the Recapitalization, the Company earned interest income from the affiliate of $555 and $3,420 for the years ended December 31, 1997 and 1996, respectively, and the accompanying financial statements include principal adjustments in notes receivable and other income in the amounts of $146 and $572 for the years ended December 31, 1997 and 1996, respectively. The accompanying financial statements include related party interest expense of $1,311, $1,245 and $3,078 for the years ended December 31, 1998, 1997 and 1996 respectively (See Note 8 for related party note to stockholder).


5. Rental Equipment

    Rental equipment consists of the following:

                                                              December 31
                                                          ---------------------
                                                             1998       1997
                                                          ----------  ---------
   Rental equipment...................................... $1,490,572  $ 718,960
   Less accumulated depreciation.........................   (347,566)  (257,934)
                                                          ----------  ---------
   Rental equipment, net................................. $1,143,006  $ 461,026
                                                          ==========  =========

6. Property and Equipment

    Property and equipment consist of the following:

                                                                December 31
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
   Land..................................................... $ 36,855  $ 24,102
   Buildings................................................   61,851    34,474
   Transportation equipment.................................   81,168    52,407
   Machinery and equipment..................................   21,545     7,751
   Furniture and fixtures...................................   26,820     9,521
   Leasehold improvements...................................   18,578    17,846
                                                             --------  --------
                                                              246,817   146,101
   Less accumulated depreciation and amortization...........  (61,306)  (47,833)
                                                             --------  --------
   Property and equipment, net.............................. $185,511  $ 98,268
                                                             ========  ========

                              UNITED RENTALS, INC.

7. Accrued Expenses and Other Liabilities

    Accrued expenses and other liabilities consist of the following:

                                                                December 31
                                                              ----------------
                                                                1998    1997
                                                              -------- -------
   Accrued profit sharing.................................... $ 31,536 $12,844
   Accrued insurance.........................................   20,553  11,665
   Accrued interest..........................................   21,934     924
   Other.....................................................   54,336  23,829
                                                              -------- -------
                                                              $128,359 $49,262
                                                              ======== =======

8. Debt

    Debt and note payable to related party consists of the following:

                                                                December 31
                                                            -------------------
                                                               1998      1997
                                                            ---------- --------
   Credit Facility, interest payable at 6.25% at December
    31, 1998..............................................  $  305,000
   Term Loan, interest payable at 7.25% at December 31,
    1998..................................................     250,000
   Senior Subordinated Notes, interest payable semi-
    annually, (9 1/2% at December 31, 1998)...............     200,000
   Senior Subordinated Notes, interest payable semi-
    annually, (8.80% at December 31, 1998)................     200,153
   Senior Subordinated Notes, interest payable semi-
    annually, (9 1/4% at December 31, 1998)...............     300,000
   Seller notes, interest payable at various rates ranging
    from 6.5% to 8.5% at December 31, 1998, due through
    2003..................................................      10,465
   Other debt, interest payable at various rates ranging
    from 6.1% to 10.6% at December 31, 1998 and 1997, due
    through 2005..........................................      27,456 $  6,360
   Demand note to stockholder, interest payable monthly at
    a rate indexed to the Company's revolving line of
    credit (7.0% and 5.90% at December 31, 1998 and 1997,
    respectively).........................................      21,500   17,000
   U.S. Rentals' revolving line of credit, interest
    payable monthly at various rates ranging from 6.03% to
    6.34% at December 31, 1997............................              203,000
   Rental Tools' revolving line of credit, interest
    payable monthly at various rates ranging from 7.58% to
    8.50% at December 31, 1997............................               38,213
                                                            ---------- --------
                                                            $1,314,574 $264,573
                                                            ========== ========

  Credit Facility. The Credit Facility enables URI to borrow up to $762,500 on a revolving basis and permits a Canadian subsidiary of URI (the "Canadian Subsidiary") to directly borrow up to $40,000 under the Credit Facility (provided that the aggregate borrowings of URI and the Canadian Subsidiary do not exceed $762,500). Up to $25,000 of the Credit Facility is available in the form of letters of credit. The agreement governing the Credit Facility requires that the aggregate commitment shall be reduced on the last day of each calendar quarter, beginning September 30, 2001 and

                              UNITED RENTALS, INC.

continuing through June 30, 2003, by an amount equal to $19,100. The Credit Facility terminates on September 26, 2003, at which time all outstanding indebtedness is due.

    Borrowings by URI under the Credit Facility accrue interest at URI's option, at either (a) the Base Rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% or (ii) Bank of America's reference rate) or (b) the Eurodollar Rate (which for borrowings by URI is equal to Bank of America's reserve adjusted eurodollar rate) plus a margin ranging from 0.825% to 1.500% per annum. Borrowings by the Canadian Subsidiary under the Credit Facility accrue interest, at such subsidiary's option, at either (x) the Prime Rate (which is equal to Bank of America Canada's prime rate), (y) the BA Rate (which is equal to Bank of America Canada's BA Rate) plus a margin ranging from 0.825% to 1.500% per annum or (z) the Eurodollar Rate (which for borrowing by the Canadian Subsidiary is equal to Bank of America Canada's reserve adjusted Eurodollar Rate) plus a margin ranging from 0.825% to 1.500% per annum. If at any time an event of default (as defined in the agreement governing the Credit Facility) exists, the interest rate applicable to each loan will increase by 2% per annum. The Company is also required to pay the banks an annual facility fee equal to 0.375% of the banks' $762,500 aggregate lending commitment under the Credit Facility (which fee may be reduced to 0.300% for periods during which the Company maintains a specified funded debt to cash flow ratio).

    The obligations of URI under the Credit Facility are (i) secured by substantially all of its assets, the stock of its United States subsidiaries and a portion of the stock of URI's Canadian subsidiaries and (ii) guaranteed by Holdings and secured by the stock of URI. The obligations of the Canadian Subsidiary under the Credit Facility are guaranteed by URI and secured by substantially all of the assets of the Canadian Subsidiary and the stock of the subsidiaries of the Canadian Subsidiary.

    The Credit Facility contains certain covenants that require the Company to, among other things, satisfy certain financial tests relating to: (a) maximum leverage, (b) the ratio of senior debt to cash flow, (c) minimum interest coverage ratio, (d) the ratio of funded debt to cash flow, and (e) the ratio of senior debt to tangible assets. The agreements governing the Credit Facility also contain various other covenants that restrict the Company's ability to, among other things, (i) incur additional indebtedness, (ii) permit liens to attach to its assets, (iii) pay dividends or make other restricted payments on its common stock and certain other securities and (iv) make acquisitions unless certain financial conditions are satisfied. In addition, the agreement governing the Credit Facility (a) requires the Company to maintain certain financial ratios and (b) provides that failure by any two of certain of the Company's executive officers to continue to hold executive positions with the Company for a period of 30 consecutive days constitutes an event of default unless replacement officers satisfactory to the lenders are appointed.

    The revolving lines of credit of U.S. Rentals and Rental Tools were repaid and terminated at the time of acquisition by the Company.

  Term Loan. URI obtained a $250,000 term loan (the "Term Loan") from a group of financial institutions. The term loan matures on June 30, 2005. Prior to maturity, quarterly installments of principal in the amount of $625 are due on the last day of each calendar quarter, commencing September 30, 1999. The amount due at maturity is $235,625. The term loan accrues interest, at the Company's option, at either (a) the Base Rate (as defined above with respect to the Credit Facility) plus a margin ranging from 0% to 0.5% per annum, or (b) the Eurodollar Rate (as defined above with respect to the Credit Facility for borrowings by the Company) plus a margin ranging from 1.875% to 2.375% per annum. The Term Loan is secured pari passu with the Credit Facility. The agreement governing the Term Loan contains restrictive covenants substantially similar to those provided under the Credit Facility.

                              UNITED RENTALS, INC.

  9 1/2% Senior Subordinated Notes. URI issued $200,000 aggregate principal amount of 9 1/2% senior subordinated notes, (the "9 1/2 Notes") which are due June 1, 2008. The 9 1/2% Notes are unsecured. URI may, at its option, redeem the 9 1/2% Notes on or after June 1, 2003 at specified redemption prices which range from 104.75% in 2003 to 100.00% in 2006 and thereafter. In addition, on or prior to June 1, 2001, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 9 1/2% Notes, at a redemption price of 109.5%. The indenture governing the 9 1/2% Notes contains certain restrictive covenants, including (i) limitations on additional indebtedness, (ii) limitations on restricted payments, (iii) limitations on liens, (iv) limitations on dividends and other payment restrictions, (v) limitations on preferred stock of certain subsidiaries, (vi) limitations on transactions with affiliates, (vii) limitations on the disposition of proceeds of asset sales and (viii) limitations on the ability of the Company to consolidate, merge or sell all or substantially all of its assets.

  8.80% Senior Subordinated Notes. URI issued $205,000 aggregate principal amount of 8.80% senior subordinated notes, (the "8.80% Notes") which are due August 15, 2008. The 8.80% Notes are unsecured. URI may, at its option, redeem the 8.80% Notes on or after August 15, 2003 at specified redemption prices which range from 104.40% in 2003 to 100.00% in 2006 and thereafter. In addition, on or prior to August 15, 2001, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 8.80% Notes, at a redemption price of 108.8%. The indenture governing the 8.80% Notes contains restrictions substantially similar to those applicable to the 9 1/2% Notes.

  9 1/4% Senior Subordinated Notes. URI issued $300,000 aggregate principal amount of 9 1/4% senior subordinated notes, the ("9 1/4% Notes") which are due January 15, 2009. The 9 1/4% Notes are unsecured. URI may, at its option, redeem the 9 1/4% Notes on or after January 15, 2004 at specified redemption prices which range from 104.625% in 2004 to 100.00% in 2007 and thereafter. In addition, on or prior to January 15, 2002, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 9 1/4% Notes, at a redemption price of 109.25%. The indenture governing the 9 1/4% Notes contains restrictions substantially similar to those applicable to the 9 1/2% Notes.



    Maturities of the Company's debt for each of the next five years at December 31, 1998 are as follows:

            1999................................ $ 35,827
            2000................................   11,521
            2001................................   11,154
            2002................................    5,486
            2003................................  310,299
            Thereafter..........................  940,287

                              UNITED RENTALS, INC.

9. Income Taxes

    The provision for historical federal and state income taxes is as follows:

                                                       Year ended December 31
                                                      --------------------------
                                                        1998      1997    1996
                                                      --------  -------- -------
   Historical:
     Domestic federal:
       Current....................................... $ 14,291  $  3,765
       Deferred......................................   21,047    14,276
       Deferred tax recorded upon Recapitalization...              6,141
                                                      --------  -------- ------
                                                        35,338    24,182
     Domestic state:
       Current.......................................    1,067       668  $ 420
       Deferred......................................    7,020     3,279
       Deferred tax recorded upon Recapitalization...              1,379
                                                      --------  -------- ------
                                                         8,087     5,326    420
                                                      --------  -------- ------
                                                        43,425    29,508    420
     Foreign federal:
       Current.......................................      519
       Deferred......................................     (492)
                                                      --------  -------- ------
                                                            27
     Foreign provincial:
       Current.......................................      277
       Deferred......................................     (230)
                                                      --------  -------- ------
                                                            74
                                                      --------  -------- ------
                                                      $ 43,499  $ 29,508 $  420
                                                      ========  ======== ======

    A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to income before provision for income taxes is as follows:

                                                                 Year ended
                                                                 December 31
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
   Computed tax rate at statutory tax rate...................  $27,404  $12,221
   State income taxes, net of federal tax benefit............    4,177    1,716
   Cumulative deferred taxes recorded upon Recapitalization..             7,520
   Loss prior to Recapitalization excluded from taxable
    income...................................................             7,543
   Non-deductible expenses...................................    7,400
   Provision for deferred taxes of Subchapter S Corporation
    at time of pooling.......................................    4,750
   Other.....................................................     (232)     508
                                                               -------  -------
                                                               $43,499  $29,508
                                                               =======  =======

                              UNITED RENTALS, INC.

    The components of deferred income tax assets (liabilities) are as follows:

                                                              December 31
                                                           -------------------
                                                             1998       1997
                                                           ---------  --------
     Property and equipment............................... $(115,355) $(36,290)
     Intangibles..........................................    (7,044)     (633)
     Reserves.............................................    28,468    11,291
     Net operating loss carryforward......................    38,102       314
     Other................................................    12,269       923
                                                           ---------  --------
                                                           $ (43,560) $(24,395)
                                                           =========  ========

    U.S. Rentals was taxed as a Subchapter S Corporation until its initial public offering in February 1997, and Rental Tools was taxed as a Subchapter S Corporation until being acquired by the Company. In general, the income or loss of a Subchapter S Corporation is passed through to its stockholders rather than being subjected to taxes at the corporate level. Pro forma net income reflects a provision for income taxes on a pro forma basis for all periods presented as if all such companies were liable for federal and state income taxes as taxable corporate entities for all periods presented.

    The Company has net operating loss carryforwards ("NOL's") of $90,000 for federal income tax purposes that expire through 2018.

10. Holding Company Reorganization

    URI was formerly named United Rentals, Inc. On August 5, 1998, a reorganization was effected pursuant to which (i) URI became a wholly owned subsidiary of Holdings, a newly formed holding company, (ii) the name of URI was changed from United Rentals, Inc. to United Rentals (North America), Inc.,
(iii) the name of the new holding company became United Rentals, Inc., (iv) the outstanding common stock of URI was automatically converted, on a share-for-share basis, into Common Stock of Holdings and (v) the Common Stock of Holdings commenced trading on the New York Stock Exchange under the symbol "URI" instead of the common stock of URI. The purpose of the reorganization was to facilitate certain financings. The business operations of the Company did not change as a result of the new legal structure. The stockholders of Holdings have the same rights, privileges and interests with respect to Holdings as they had with respect to URI immediately prior to the reorganization.

11. Company-Obligated Mandatorily Redeemable Convertible Preferred Securities of a Subsidiary Trust

    A subsidiary trust (the "Trust") of Holdings issued and sold in a private offering (the "Preferred Securities Offering") $300,000 of 30 year, 6 1/2% Convertible Quarterly Income Preferred Securities (the "Preferred Securities"). The net proceeds from the Preferred Securities Offering were approximately $290,000. The Trust used the proceeds from the Preferred Securities Offering to purchase 6 1/2% convertible subordinated debentures due 2028, the ("Debentures") from Holdings which resulted in Holdings receiving all of the net proceeds of the Preferred Securities Offering. Holdings in turn contributed the net proceeds of the Preferred Securities Offering to URI. The Preferred Securities are non-voting securities, carry a liquidation value of $50 per security and are

                              UNITED RENTALS, INC.

convertible into the Company's common stock at an initial rate of 1.146 shares per security (equivalent to an initial conversion price of $43.63 per share). They are convertible at any time at the holders' option and are redeemable, at the Company's option, after three years, subject to certain conditions.

    Holders of the Preferred Securities are entitled to preferential cumulative cash distributions from the Trust at an annual rate of 6 1/2% of the liquidation value, accruing from the original issue date and payable quarterly in arrears beginning February 1, 1999. The distribution rate and dates correspond to the interest rate and payments dates on the Debentures. Holdings may defer interest payments on the Debentures for up to twenty consecutive quarters, but not beyond the maturity date of the Debentures. If interest payments on the Debentures are deferred, so are the payments on the Preferred Securities. Under this circumstance, Holdings will be prohibited from paying dividends on any of its capital stock or making payments with respect to its debt that rank pari passu with or junior to the Debentures.

    Holdings has executed a guarantee with regard to payment of the Preferred Securities to the extent that the Trust has sufficient funds to make the required payments.

12. Capital Stock


    At a special meeting of stockholders held on September 29, 1998, the shareholders approved an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of common stock from 75,000,000 to 500,000,000.

    As of December 31, 1998 there are outstanding warrants to purchase an aggregate of 6,539,329 shares of common stock. The weighted average exercise price of the warrants is $10.18 per share. All warrants are currently exercisable and may be exercised at any time through 2008.

    The Company's Board of Directors has the authority to designate 5,000,000 shares of $.01 par value preferred stock in series, to establish as to each series the designation and number of shares to be issued and the rights, preferences, privileges and restrictions of the shares of each series, and to determine the voting powers, if any, of such shares. At December 31, 1998, the Company's Board of Directors had not designated any shares.

    1997 Stock Option Plan. The Company's 1997 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 5,000,000 shares of common stock. Some or all of such options may be "incentive stock options" within the meaning of the Internal Revenue Code. All officers, directors and employees of the Company and other persons who perform services on behalf of the Company are eligible to participate in this plan. Each option granted pursuant to this plan must provide for an exercise price per share that is at least equal to the fair market value per share of common stock on the date of grant. No options may be granted under this plan after August 31, 2007. As of December 31, 1998 and 1997, options to purchase an aggregate of 4,859,875 shares and 904,583 shares of common stock, respectively, were outstanding under this plan. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board of Directors (or by a committee appointed by the Board of Directors).

                              UNITED RENTALS, INC.

    1998 Stock Option Plan. The Company's 1998 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 4,000,000 shares of common stock. Some or all of the options issued under the 1998 Stock Option Plan may be "incentive stock options" within the meaning of the Internal Revenue Code. All officers and directors of the Company and its subsidiaries are eligible to participate in the 1998 Stock Option Plan. Each option granted pursuant to the 1998 Stock Option Plan must provide for an exercise price per share that is at least equal to the fair market value per share of common stock on the date of grant. No options may be granted under the 1998 Stock Option Plan after August 20, 2008. As of December 31, 1998, options to purchase an aggregate of 3,980,000 shares of common stock were outstanding pursuant to this plan to executive officers and directors. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board of Directors (or by a committee appointed by the Board of Directors).

    1998 Supplemental Stock Option Plan. The Company has adopted a stock option plan pursuant to which options, for up to an aggregate of 2,750,000 shares of common stock, may be granted to employees who are not officers or directors and to consultants and independent contractors who perform services for the Company or its subsidiaries. As of December 31, 1998, options to purchase an aggregate of 1,194,400 shares were outstanding pursuant to this plan. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board of Directors (or by a committee appointed by the Board of Directors).

    1997 Performance Award Plan. Effective February 20, 1997, U.S. Rentals adopted the 1997 Performance Award Plan under which stock options and other awards could be granted to key employees and directors at prices and terms established by U.S. Rentals at the date of grant. Options to purchase an aggregate of 3,921,116 shares of common stock were outstanding at December 31, 1997. The options vest ratably over periods ranging from five to ten years and expire in 2007. As a result of the Merger, all outstanding options to purchase shares of U.S. Rentals common stock became fully vested and were converted into options to purchase the Company's common stock.

    A summary of the transactions within the Company's stock option plans follows:

                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                              Shares     Price
                                                            ----------  --------
   Outstanding at January 1, 1997..........................
     Granted...............................................  4,825,699   $19.52
     Exercised.............................................
     Canceled..............................................
                                                            ----------
   Outstanding at December 31, 1997........................  4,825,699    19.52
     Granted...............................................  9,453,718    19.78
     Exercised.............................................    (43,313)   20.78
     Canceled..............................................   (191,290)   22.94
                                                            ----------
   Outstanding at December 31, 1998........................ 14,044,814   $19.60
                                                            ==========   ======
   Exercisable at December 31, 1998........................  4,787,474   $20.64
                                                            ==========   ======

                           UNITED RENTALS, INC.

                                Options Outstanding        Options Exercisable
                          -------------------------------- --------------------
                                       Weighted
                                        Average   Weighted             Weighted
                                       Remaining  Average              Average
                            Amount    Contractual Exercise   Amount    Exercise
Range of Exercise Prices  Outstanding    Life      Price   Exercisable  Price
------------------------  ----------- ----------- -------- ----------- --------
$10.00 - $15.00..........  4,561,791   9.6 years   $12.31     295,775   $12.10
 15.01 -  20.00..........    180,844   9.2 years    19.32      87,347    19.28
 20.01 -  25.00..........  8,028,836   8.8 years    21.61   4,309,992    21.06
 25.01 -  30.00..........    295,276   9.4 years    26.10      52,127    26.13
 30.01 -  50.00..........    978,067   9.5 years    35.19      42,233    33.50
                          ----------                        ---------
                          14,044,814   9.1 years    19.60   4,787,474    20.64
                          ==========                        =========

    The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for stock-based employee compensation arrangements whereby no compensation cost related to stock options is deducted in determining net income. Had compensation cost for the Company's stock option plans been determined pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have differed. The Black-Scholes option pricing model estimates fair value of options using subjective assumptions which can materially affect fair value estimates and, therefore, does not necessarily provide a single measure of fair value of options. Using the Black-Scholes option pricing model and a risk-free interest rate average of 4.6% in 1998 and ranging from 5.8% to 6.61% in 1997, a volatility factor for the market price of the Company's common stock of 85% in 1998 and 32% in 1997 and a weighted-average expected life of options of approximately three years in 1998 and three to five years in 1997, the Company's net income (loss), basic earnings (loss) per share and diluted earnings (loss) per share would have been $(13,372), $(0.20) and $(0.20), respectively for the year ended December 31, 1998 and, after giving affect to the Recapitalization, would have been $17,055, $0.37 and $0.35, respectively for the year ended December 31, 1997. For purposes of these pro forma disclosures, the estimated fair value of options is amortized over the options' vesting period. Since the number of options granted and their fair value may vary significantly from year to year, the pro forma compensation expense in future years may be materially different.

    At December 31, 1998 there are 6,539,329 shares of common stock reserved for the exercise of warrants, 15,687,244 shares of common stock reserved for issuance pursuant to options granted, and that may be granted in the future, under the Company's stock option plans, 6,875,580 shares of common stock reserved for the issuance of outstanding preferred securities of a subsidiary trust and 86,961 shares of common stock reserved for the conversion of convertible debt.

                           UNITED RENTALS, INC.

13. Earnings Per Share

    The following table sets forth the computation of historical basic and diluted earnings per share:

                                                    Year Ended December 31
                                               --------------------------------
                                                  1998       1997       1996
                                               ---------- ---------- ----------
   Numerator:
    Income before extraordinary items........  $   34,798 $    5,409 $   37,726
                                               ========== ========== ==========
   Denominator:
    Denominator for basic earnings per share-
     weighted-average shares.................  66,225,492 46,660,955 22,654,599
    Effect of dilutive securities:
     Employee stock options..................   2,641,194    743,597
     Warrants................................   4,208,434  1,644,445
                                               ---------- ---------- ----------
    Denominator for dilutive earnings per
     share- adjusted weighted-average
     shares..................................  73,075,120 49,048,997 22,654,599
                                               ========== ========== ==========
   Earnings per equivalent share-basic:
    Income before extraordinary items........  $     0.53 $     0.12 $     1.67
    Extraordinary items, net.................        0.33       0.04
                                               ---------- ---------- ----------
    Net income...............................  $     0.20 $     0.08 $     1.67
                                               ========== ========== ==========
   Earnings per equivalent share-diluted:
    Income before extraordinary items........  $     0.48 $     0.11 $     1.67
    Extraordinary items, net.................        0.30       0.03
                                               ---------- ---------- ----------
    Net income...............................  $     0.18 $     0.08 $     1.67
                                               ========== ========== ==========

14. Commitments and Contingencies

Operating Leases

    The Company leases rental equipment, real estate and certain office equipment under operating leases. Certain real estate leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rentals. Future minimum lease payments, by year and in the aggregate, for noncancellable operating leases with initial or remaining terms of one year or more are as follows at December 31, 1998:

                                                                        Rental
                                                                       and Other
                                                           Real Estate Equipment
                                                             Leases     Leases
                                                           ----------- ---------
1999......................................................  $ 17,516    $11,380
2000......................................................    15,713      8,846
2001......................................................    14,028      5,538
2002......................................................    12,808      3,452
2003......................................................     9,711      3,014
Thereafter................................................    32,269      2,794
                                                            --------    -------
                                                            $102,045    $35,024
                                                            ========    =======

    The Company was the seller-lessee in a sales-leaseback transaction during 1998 where it sold rental equipment for proceeds of $35,000. The Company will lease back the rental equipment over a five year period beginning December 1998 and recognized a deferred gain on the sale of approximately $600. The future payments under the lease are included in the table above.

                              UNITED RENTALS, INC.

    Rent expense under non-cancelable operating leases totaled $20,501, $6,367 and $4,151 for the years ended December 31, 1998, 1997 and 1996, respectively.

Employee Benefit Plans

    The Company currently sponsors one defined contribution 401(k) retirement plan which is subject to the provisions of ERISA. Under the plan, the Company matches a minimum of 50% of the participants contributions up to a specified amount. Company contributions to the plan were $1,001, $358 and $316 for the years ended December 31, 1998, 1997 and 1996, respectively.

Legal Matters

    The Company is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defenses, reserves, or insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. The Company has accrued $16,168 and $9,563 at December 31, 1998 and 1997, respectively, to cover the uninsured portion of possible costs arising from these pending claims and other potential unasserted claims.

Environmental Matters

    The Company and its operations are subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Company incurs ongoing expenses associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company believes that such removal and remediation will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

                              UNITED RENTALS, INC.

15. Segment Information

    Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS No. 131 establishes a new method by which companies will report operating segment information. This method is based upon the manner in which management organizes the segments within a company for making operating decisions and assessing performance. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers.

    The Company operates in one industry segment consisting of the rental and sales of equipment and related merchandise and parts. The Company's operations are managed as one segment, or strategic unit, because it offers similar products and services in similar markets and the factors determining strategic decisions are comparable for all products and services.

    The Company operates in the United States, Canada and Mexico. Revenues are attributable to countries based upon the location of the customers. Geographic area information for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                                      Year ended December 31
                                                   ----------------------------
                                                      1998      1997     1996
                                                   ---------- -------- --------
Revenues from external customers
 Domestic......................................... $1,166,471 $489,838 $354,478
 Foreign..........................................     53,811
                                                   ---------- -------- --------
Total revenues from external customers............ $1,220,282 $489,838 $354,478
                                                   ========== ======== ========
Rental equipment, net
 Domestic......................................... $1,089,132 $461,026 $235,055
 Foreign..........................................     53,874
                                                   ---------- -------- --------
Total consolidated rental equipment, net.......... $1,143,006 $461,026 $235,055
                                                   ========== ======== ========
Property and equipment, net
 Domestic......................................... $  179,777 $ 98,268 $ 56,443
 Foreign..........................................      5,734
                                                   ---------- -------- --------
Total consolidated property and equipment, net.... $  185,511 $ 98,268 $ 56,443
                                                   ========== ======== ========
Intangible assets, net
 Domestic......................................... $  867,090 $ 73,648 $  1,035
 Foreign..........................................     54,975
                                                   ---------- -------- --------
Total consolidated intangible assets, net......... $  922,065 $ 73,648 $  1,035
                                                   ========== ======== ========

                              UNITED RENTALS, INC.

16. Quarterly Financial Information (Unaudited)

Selected Financial Data

    The following table of quarterly financial information has been prepared from unaudited financial statements of the Company, and reflects adjustments which are, in the opinion of management, necessary for a fair presentation of the interim periods presented.

                                           First     Second   Third     Fourth
                                          Quarter   Quarter  Quarter   Quarter
                                          --------  -------- --------  --------
   For the year ended December 31, 1998:
    Total revenues......................  $171,141  $254,047 $379,074  $416,020
    Gross profit........................    47,911    87,422  138,717   149,398
    Income (loss) before extraordinary
     item...............................     6,704    19,976  (10,156)   18,274
    Extraordinary item..................                       21,337
    Net income (loss)...................     6,704    19,976  (31,493)   18,274
    Basic earnings (loss) before
     extraordinary item per share.......  $   0.11  $   0.30 $  (0.15) $   0.26
    Diluted earnings (loss) before
     extraordinary item per share.......      0.11      0.27    (0.13)     0.24
   For the year ended December 31, 1997:
    Total revenues......................    90,409   108,395  129,020   162,014
    Gross profit........................    22,025    32,515   45,464    49,288
    Income (loss) before extraordinary
     item...............................   (24,165)    8,062   11,258    10,254
    Extraordinary item..................     1,511
    Net income (loss)...................   (25,676)    8,062   11,258    10,254
    Basic earnings (loss) before
     extraordinary item per share.......  $  (0.58) $   0.17 $   0.24  $   0.21
    Diluted earnings (loss) before
     extraordinary item per share.......     (0.56)     0.16     0.23      0.20

    The data relating to the first and second quarters of 1998 above differ from the amounts as shown in the Company's Form 10-Q filings for the periods ended March 31, 1998 and June 30, 1998, respectively, because of the mergers with U.S. Rentals and Rental Tools. These mergers were accounted for as poolings-of-interests. Thus the Company's financial statements for the quarters prior to the mergers were restated to include the accounts of U.S. Rentals and Rental Tools.

17. Subsequent Events

    Subsequent to December 31, 1998 and through February 26, 1999, the Company completed the acquisitions of 11 equipment rental companies and the aggregate consideration paid by the Company for the acquisitions was $53,803 and consisted of approximately $49,408 in cash and $4,395 in seller notes. The Company funded the cash consideration for these acquisitions with cash on hand and borrowings under the Credit Facility.

    In January 1999, the Company sold 300,000 shares of its Series A Perpetual Convertible Preferred Stock ("Series A Preferred"). The net proceeds from the sale of the Series A Preferred were approximately $287.0 million. The Series A Preferred is convertible into 12,000,000 shares of the Company's common stock at $25 per share.

                                  UNDERWRITING

    The Company, the selling stockholder and the underwriters for the U.S. offering (the "U.S. Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered in the United States. Subject to certain conditions, each U.S. Underwriter has severally agreed to purchase the number of shares indicated in the following table.

                         Underwriters                           Number of Shares
                         ------------                           ----------------
  Goldman, Sachs & Co. ........................................
  Donaldson, Lufkin & Jenrette Securities Corporation..........
                                                                   ---------
    Total......................................................    6,400,000
                                                                   =========

                               ----------------

    If the U.S. Underwriters sell more shares than the total number set forth in the table above, the U.S. Underwriters have an option to buy up to an additional 960,000 shares from the Company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the U.S. Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following tables show the per share and total underwriting discounts and commissions to be paid to the U.S. Underwriters by the Company and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the U.S. Underwriters' option to purchase 960,000 additional shares.

                              Paid by the Company

                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
      Per Share...............................................  $        $
      Total...................................................  $        $

                        Paid by the selling stockholder

                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
      Per Share...............................................  $        $
      Total...................................................  $        $

    Shares sold by the U.S. Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the U.S. Underwriters to securities dealers may
be sold at a discount of up to $    per share from the initial public offering
price. Any such securities dealers may resell any shares purchased from the U.S. Underwriters to certain other brokers or dealers at a discount of up to
$    per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the U.S. Underwriters may change the initial offering price and the other selling terms.

    The Company and the selling stockholder have entered into an underwriting agreement with the Underwriters for the sale of 1,600,000 shares outside of the United States. The terms and conditions of both offerings are the same and the sale of shares in both offerings are conditioned on each other. Goldman Sachs International and Donaldson, Lufkin & Jenrette International are the underwriters for the international offering outside the United States (the "International Underwriters"). The Company has granted the International Underwriters a similar option to purchase up to an aggregate of an additional 240,000 shares.

    The underwriters for both of the offerings have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares as a part of the distribution of the shares. The underwriters also have agreed that sales may be made between the U.S. Underwriters and the International Underwriters.

    The selling stockholder, Richard D. Colburn, and Ayr, Inc. (an affiliate of Mr. Colburn) have agreed that until 270 days after the date of this prospectus neither they nor any of their affiliates will, without the prior written consent of Goldman, Sachs & Co., offer, sell, contract to sell or otherwise dispose of, any shares of common stock of United Rentals or any other securities of United Rentals or any derivative securities, whether or not such securities have been registered and whether or not such sale could otherwise be made under Rule 144 or otherwise. Subject to certain conditions, the foregoing agreement does not limit transfers (a) upon the consummation of any merger or reorganization of United Rentals in which the surviving entity is not controlled by the persons who controlled United Rentals before such consummation, (b) to one or more affiliates or one or more members of Mr. Colburn's family, or a trust, corporation, partnership or limited liability company, the sole beneficiaries of which are members of Mr. Colburn's family, or (c) to one or more charitable organizations. In the case of any transfer pursuant to clause (b) or (c) of the preceding sentence, the transferee is required to agree in writing to be bound by the terms of the foregoing lock-up, except that charitable organizations which receive shares under clause (c) may after completion of the offering sell such shares pursuant to Rule 144 so long as no individual charitable organization sells more than 25,000 of such shares under Rule 144 and so long all such charitable organizations together sell no more than 100,000 of such shares under Rule 144.

    The Company and all of the Company's executive officers and directors (other than Mr. Colburn, who entered into the lock-up described in the preceding paragraph) have agreed that until 90 days after the date of this prospectus they will not offer, sell, contract to sell, or otherwise dispose of any shares of any class of common stock of the Company (except that Mr. Berry may sell up to 723,455 shares and Mr. McKinney may sell up to 361,727 shares) or any other securities which are convertible into, or exercisable or exchangeable for, common stock of the Company, without the prior written consent of Goldman, Sachs & Co. The foregoing agreement will not limit a stockholder's ability to transfer shares in a private placement or to pledge shares, provided that the transferee or pledgee agrees to be bound by such agreement. The foregoing agreement also will not limit the Company's ability to
(i) grant stock options under the existing stock option plans described under "Management--Stock Option Plans" or issue shares upon the exercise of stock options granted pursuant to such plans, (ii) issue shares upon exercise or conversion of outstanding options, warrants and convertible securities, (iii) issue shares, warrants or convertible securities as consideration for acquisitions, provided that the number of shares, warrants or convertible securities (calculated on a common stock equivalent basis in the case of warrants and convertible securities) that may be issued as consideration for acquisitions may not exceed 5,000,000 unless the recipients of such excess shares, warrants or convertible securities agree with the Company (which agreement may not be amended without the prior written consent of Goldman, Sachs & Co.) to be subject to the foregoing lock-up agreement with respect to such excess shares, warrants or convertible securities or (iv) issue shares upon the exercise of any warrants or convertible securities issued pursuant to the preceding clause, provided that such shares will be subject to the foregoing lock-up to the same extent, if any, as the warrants or convertible securities pursuant to which such shares were issued.

    In connection with the offering described in this prospectus, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, over-allotment and stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because an Underwriter has repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    The Company estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,000,000. The Company will pay all such expenses.

    Each of the Underwriters has from time to time provided, and may in the future provide, certain investment banking services to the Company and certain of its affiliates, for which such Underwriter has received or may receive customary fees and commissions. Affiliates of Donaldson, Lufkin & Jenrette Securities Corporation, a co-manager in the offering, currently hold for the benefit of various accounts and funds an aggregate of approximately 4,660,705 shares of common stock of the Company, or approximately 6.8% of the total outstanding shares of common stock of the Company.

    The Company, the selling stockholder and Richard D. Colburn have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. In addition, the Company has agreed to reimburse the Underwriters for certain of their expenses.

    This prospectus may be used by the Underwriters and other dealers in connection with offers and sales of the shares, including sales of shares initially sold by the Underwriters in the offering being made outside of the United States, to persons located in the United States.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                  -----------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Cautionary Notice Regarding Forward-Looking Statements...................   3
Where You Can Find More Information......................................   3
Incorporation by Reference...............................................   3
Prospectus Summary.......................................................   5
Risk Factors.............................................................  13
Corporate Information....................................................  17
Use of Proceeds..........................................................  18
Price Range of Common Stock..............................................  19
Dividend Policy..........................................................  19
Capitalization...........................................................  20
Selected Historical and Pro Forma Consolidated Financial Information.....  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24
Business.................................................................  34
Management...............................................................  46
Principal Stockholders...................................................  53
Selling Stockholder......................................................  56
Description of Capital Stock.............................................  57
Certain Charter and By-Law Provisions....................................  60
Legal Matters............................................................  62
Experts..................................................................  62
Index to Financial Statements............................................ F-1
Underwriting............................................................. U-1

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                               8,000,000 Shares

                             United Rentals, Inc.

                                 Common Stock

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                             [LOGO] United Rentals

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                             Goldman, Sachs & Co.
                         Donaldson, Lufkin & Jenrette



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

                                    PART II

ITEM 14. Other Expenses of Issuance and Distribution

      SEC Registration Fee.......................................... $   89,107
      Printing and engraving expenses...............................    300,000
      Listing Fee...................................................     10,000
      NASD Fee......................................................     30,500
      Legal fees and expenses (other than blue sky).................    250,000
      Blue Sky fees and expenses....................................     15,000
      Accounting fees and expenses..................................    150,000
      Transfer agent fees...........................................     15,000
      Miscellaneous.................................................    140,393
                                                                     ----------
          Total..................................................... $1,000,000
                                                                     ==========

      All of such expenses will be paid by Holdings.

ITEM 15. Indemnification of Directors and Officers

      The Certificate of Incorporation (the "Certificate") of Holdings provides that a director will not be personally liable to Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the "Delaware Law"), which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware Law is subsequently amended to permit further limitation of the personal liability of directors, the liability of a director of Holdings will be eliminated or limited to the fullest extent permitted by the Delaware Law as amended.

      Holdings, as a Delaware corporation, is empowered by Section 145 of the Delaware Law, subject to the procedures and limitation stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of Holdings. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. Holdings has entered into indemnification agreements with its directors and officers. In general, these agreements require Holdings to indemnify each of such persons against expenses, judgments, fines, settlements and other liabilities incurred in connection with any proceeding (including a derivative action) to which such person may be made a party by reason of the fact that such person is or was a director, officer or employee of Holdings or guaranteed any obligations of Holdings, provided that the right of an indemnitee to receive indemnification is subject to the following limitations: (i) an indemnitee is not entitled to indemnification unless he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of Holdings, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful and (ii) in the case of a derivative action, an indemnitee is not entitled to indemnification in the event that he is judged in a final non-appealable decision of a court of competent jurisdiction to be liable to Holdings due to willful misconduct in the performance of his duties to Holdings (unless and only to the extent that the court determines that the indemnitee is fairly and reasonably entitled to indemnification).

      Pursuant to Section 145 of the Delaware Law, Holdings has purchased insurance on behalf of its directors and officers against any liability asserted against or incurred by them in such capacity or arising out of their status as such. The Registrant has entered into indemnification agreements with certain members of its management in the form filed as an exhibit to this registration statement.

ITEM 16. Exhibits

 Exhibit
 Number                          Description of Exhibit
 -------                         ----------------------
  1(a)*  Form of U.S. Underwriting Agreement
  4(a)   Amended and Restated Certificate of Incorporation of United Rentals
         dated August 5, 1998 (incorporated by reference to Exhibit 3.1 to the
         United Rentals Report on Form 10-Q for the quarterly period ended June
         30, 1998)
  4(b)   Certificate of Amendment to the United Rentals Certificate of
         Incorporation dated September 29, 1998 (incorporated by reference to
         Exhibit 4.2 to the United Rentals Registration Statement on Form S-3,
         No. 333-70151)
  4(c)   Form of Certificate of Designation for Series A Perpetual Convertible
         Preferred Stock (incorporated by reference to the United Rentals
         Registration Statement on Form S-3, No. 333-64463)
  4(d)   By-laws of United Rentals (incorporated by reference to Exhibit 3.2 to the United Rentals Report on Form 10-Q for the quarterly period ended
         June 30, 1998)
  4(e)   Form of certificate representing United Rentals, Inc. Common Stock
         (incorporated by reference to Exhibit 4 to the United Rentals
         Registration Statement on Form S-1, No. 333-39117)
  5(a)** Opinion of Ehrenreich Eilenberg Krause & Zivian LLP
 23(a)** Consent of Ehrenreich Eilenberg Krause & Zivian LLP (included in the opinion filed as Exhibit 5(a))
 23(b)*  Consent of Ernst & Young LLP
 23(c)*  Consent of PricewaterhouseCoopers LLP
 23(d)*  Consent of KPMG LLP
 23(e)*  Consent of Battaglia, Andrews, & Moag, P.C.
 23(f)*  Consent of BDO Siedman LLP
 24(a)** Power of Attorney (included in Part II of the original Registration
         Statement under the caption "Signatures")

--------

 *Filed herewith.

**Previously filed.

ITEM 17. Undertakings

      A. The registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expense incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      D. The undersigned registrant hereby undertakes that:

    (i) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, United Rentals, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 1, 1999.

                                          United Rentals, Inc.

                                                  /s/ Michael J. Nolan
                                          By: _________________________________
                                                    Michael J. Nolan
                                                 Chief Financial Officer

             Signatures                         Title                Date

                  *                     Chairman, Chief
-------------------------------------    Executive Officer      March 1, 1999
          Bradley S. Jacobs              and Director
                                         (Principal
                                         Executive Officer)

                  *                     Director
-------------------------------------                           March 1, 1999
          Wayland R. Hicks

                  *                     Director
-------------------------------------                           March 1, 1999
            John N. Milne

                  *                     Director
-------------------------------------                           March 1, 1999
          William F. Berry

                  *                     Director
-------------------------------------                           March 1, 1999
          John S. McKinney

                  *                     Director
-------------------------------------                           March 1, 1999
            Leon D. Black

                                        Director
-------------------------------------
         Richard D. Colburn

                  *                     Director
-------------------------------------                           March 1, 1999
           Ronald M. DeFeo

                  *                     Director
-------------------------------------                           March 1, 1999
          Michael S. Gross

             Signatures                      Title                 Date

                 *                    Director
------------------------------------                          March 1, 1999
        Richard J. Heckmann

                 *                    Director
------------------------------------                          March 1, 1999
          Gerald Tsai, Jr.

                 *                    Director
------------------------------------                          March 1, 1999
         Christian M. Weyer

        /s/ Michael J. Nolan          Chief Financial
------------------------------------   Officer (Principal     March 1, 1999
          Michael J. Nolan             Financial Officer)

     /s/ John S. Mckinney             Vice President,         March 1, 1999
------------------------------------   Finance (Principal
                                       Accounting
       John S. Mckinney                Officer)

      *By /s/ Michael J. Nolan
     ----------------------------                             March 1, 1999
 Michael J. Nolan Attorney-in-Fact